                                                 Filed Pursuant to Rule
                                                 424(b)(1) of the Securities Act
                                                 File Number 333-16263


                     [INDEPENDENCE BANCORP, INC. LETTERHEAD]

                                November 22, 1996

Dear Shareholder:

         You are cordially invited to attend a Special Meeting of Shareholders of Independence Bancorp, Inc. ("IBNJ"), to be held on January 8, 1997, at 10:30 a.m. (local time), at The Crowne Plaza Hasbrouck Heights, 650 Terrace Ave., Hasbrouck Heights, NJ 07604.

         In connection with this Special Meeting, holders of IBNJ Common Stock are being asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, and a related Agreement and Plan of Merger (collectively, the "Merger Agreement"), pursuant to which IBNJ will merge (the "Merger") with and into Commerce Bancorp, Inc. ("CBH"). CBH is a multi-bank holding company headquartered in Cherry Hill, New Jersey with $2.7 billion in total assets on September 30, 1996.

         Upon consummation of the Merger, each outstanding share of IBNJ Common Stock will be converted into the right to receive .935 shares of CBH Common Stock. It is expected that the Merger generally will be tax free to IBNJ's shareholders for federal income tax purposes.

         Based on the $28.00 last reported sale price per share of CBH Common Stock on the New York Stock Exchange Composite Transactions Tape on November 19, 1996, each share of IBNJ Common Stock would have been converted into the right to receive CBH Common Stock having a market price of $26.18 at such time. The actual value of the CBH Common Stock to be exchanged for IBNJ Common Stock will depend on the market price of the CBH Common Stock at the time the Merger is consummated.

         Consummation of the Merger is subject to certain conditions, including obtaining the requisite approvals of IBNJ's and CBH's shareholders and appropriate regulatory authorities. As further described in the accompanying Joint Proxy Statement/Prospectus, the Board of Directors of IBNJ has the right to terminate the Merger Agreement in the event that the average closing price of CBH Common Stock during the first ten trading days of the fifteen trading day period immediately preceding the Effective Date of the Merger is $20.00 or below, and the Board of Directors of CBH has a similar right to terminate the Merger Agreement in the event that the average closing price of CBH Common Stock during the same valuation period is $33.50 or above.

         IBNJ shareholders are urged to read carefully the accompanying Joint Proxy Statement/Prospectus, including the Annexes thereto, which contain important information about the proposed Merger.

         Whether or not you personally attend the Special Meeting, holders of IBNJ Common Stock should complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope, as soon as possible. This action will not limit a holder's right to vote in person should such holder wish to attend the Special Meeting and vote in person.

         The Board of Directors of IBNJ has approved the Merger Agreement and believes the Merger is fair to, and is in the best interests of, its shareholders. Accordingly, the Board recommends that its shareholders vote "FOR" approval of the Merger Agreement.

                                          Sincerely,


                                          /s/ James R. Napolitano
                                          ------------------------------
                                          JAMES R. NAPOLITANO
                                          Chairman

                           INDEPENDENCE BANCORP, INC.
                                1100 Lake Street
                            Ramsey, New Jersey 07446

               ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JANUARY 8, 1997
               ---------------------------------------------------


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "IBNJ Meeting") of Independence Bancorp, Inc. ("IBNJ") will be held on January 8, 1997, at 10:30 a.m. (local time), at The Crowne Plaza Hasbrouck Heights, 650 Terrace Ave., Hasbrouck Heights, NJ 07604, for the following purpose:

         To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, dated as of October 15, 1996, and a related Agreement and Plan of Merger also dated October 15, 1996 (as each may be amended, collectively, the "Merger Agreement"), among IBNJ and Commerce Bancorp, Inc. ("CBH"), pursuant to which (i) IBNJ would merge with and into CBH (the "Merger"), and (ii) each outstanding share of IBNJ Common Stock ("IBNJ Common Stock") would be converted into the right to receive .935 shares of CBH Common Stock, all on and subject to the terms and conditions contained in the Merger Agreement.

         A copy of the Merger Agreement is set forth in Annex A and Annex B to the accompanying Joint Proxy Statement/Prospectus.

         Only holders of record of IBNJ Common Stock as of the close of business on November 27, 1996, are entitled to notice of, and to vote at, the IBNJ Meeting and any adjournments or postponements thereof.

         Holders of IBNJ Common Stock do not have dissenters' appraisal rights in connection with the Merger.

         The Board of Directors of IBNJ has approved the Merger Agreement and believes the Merger is fair to, and is in the best interests of, its shareholders. Accordingly, the Board recommends that its shareholders vote "FOR" approval of the Merger Agreement.

                                                     By Order of the Board of
                                                     Directors INDEPENDENCE
                                                     BANCORP, INC.



                                                     /s/ James R. Napolitano
                                                     ---------------------------
                                                     JAMES R. NAPOLITANO
                                                     Chairman


-------------------------------------------------------------------------------
   WHETHER OR NOT YOU PLAN TO ATTEND THE IBNJ MEETING IN PERSON, YOU
   ARE URGED TO DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN
   THE ACCOMPANYING ENVELOPE.  YOU MAY REVOKE SUCH PROXY AT ANY TIME
   PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING
   JOINT PROXY STATEMENT/PROSPECTUS.
-------------------------------------------------------------------------------

                       [COMMERCE BANCORP, INC. LETTERHEAD]




                                November 22, 1996



Dear Shareholder:

         You are cordially invited to attend the Special Meeting of Shareholders of Commerce Bancorp, Inc. ("CBH"), to be held on January 8, 1997, at 5:00 p.m. (local time), at the Commerce University, 17000 Horizon Way at Springdale Road, Mount Laurel, New Jersey, at which time you will be asked to consider and vote on a proposal to approve the issuance of shares of CBH Common Stock in connection with the proposed merger of Independence Bancorp, Inc. ("IBNJ") with and into CBH. IBNJ is a one bank holding company headquartered in Bergen County, New Jersey, with approximately $370 million in total assets on September 30, 1996.

         Upon consummation of the merger, each outstanding share of IBNJ Common Stock would be converted into the right to receive .935 shares of CBH Common Stock. Based upon IBNJ's outstanding shares of Common Stock as of the Record Date, CBH will issue approximately 2.6 million shares of its Common Stock.

         I urge you to carefully review the information contained in the accompanying Joint Proxy Statement/Prospectus. The Board of Directors of CBH unanimously recommends that you vote "FOR" the issuance of the shares of CBH Common Stock necessary to permit consummation of the merger.


                                Sincerely,



                                /s/ Vernon W. Hill, II
                                -----------------------------------------------
                                VERNON W. HILL, II
                                Chairman, President and Chief Executive Officer

                             COMMERCE BANCORP, INC.
                                 Commerce Atrium
                               1701 Route 70 East
                          Cherry Hill, New Jersey 08034

              ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON JANUARY 8, 1997

              ---------------------------------------------------


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "CBH Meeting") of Commerce Bancorp, Inc. ("CBH") will be held on January 8, 1997, at 5:00 p.m. (local time), at the Commerce University, 17000 Horizon Way at Springdale Road, Mount Laurel, New Jersey, for the following purpose:

         To consider and vote upon a proposal to approve the issuance of shares of CBH Common Stock as consideration in the proposed merger of Independence Bancorp, Inc. ("IBNJ") with and into CBH pursuant to an Agreement and Plan of Reorganization, and a related Agreement and Plan of Merger each dated October 15, 1996 (as the same may be amended, the "Merger Agreement"), by and among IBNJ and CBH, as more fully described in the accompanying Joint Proxy Statement/Prospectus.

         A copy of the Merger Agreement is set forth in ANNEX A and ANNEX B to accompanying Joint Proxy Statement/Prospectus.

         The Board of Directors of CBH has fixed the close of business on November 20, 1996, as the record date for determination of CBH shareholders entitled to notice of, and to vote at, the CBH Meeting and any adjournments or postponements thereof.

         Holders of CBH Common Stock do not have dissenters' appraisal rights in connection with the Merger.

         The Board of Directors of CBH unanimously recommends that its shareholders vote "FOR" the above-mentioned issuance of CBH Common Stock.

                                                       By Order of the
                                                       Board of Directors
                                                       of COMMERCE
                                                       BANCORP, INC.


                                                       /s/ Robert C. Beck
                                                       -----------------------
                                                       ROBERT C. BECK
                                                       Secretary



--------------------------------------------------------------------------------
WHETHER OR NOT YOU PLAN TO ATTEND THE CBH MEETING IN PERSON, YOU ARE URGED TO DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. YOU MAY REVOKE SUCH PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
-------------------------------------------------------------------------------

     Proxy Statement                                         Proxy Statement
Independence Bancorp, Inc.                                Commerce Bancorp, Inc.
                                   Prospectus
                             Commerce Bancorp, Inc.

         This Joint Proxy Statement/Prospectus is being furnished by Independence Bancorp, Inc. ("IBNJ") to the holders of IBNJ common stock, par value $1.667 per share ("IBNJ Common Stock") as a proxy statement in connection with the solicitation of proxies by the Board of Directors of IBNJ (the "IBNJ Board") for use at the Special Meeting of Shareholders of IBNJ (including any adjournments or postponements, the "IBNJ Meeting") to be held on January 8, 1997, at 10:30 a.m. (local time), at The Crowne Plaza Hasbrouck Heights, 650 Terrace Ave., Hasbrouck Heights, NJ 07604.

         This Joint Proxy Statement/Prospectus is being furnished by Commerce Bancorp, Inc. ("CBH") to the holders of CBH Common Stock, par value $1.5625 per share, as a proxy statement in connection with the solicitation of proxies by the Board of Directors of CBH (the "CBH Board") for use at the Special Meeting of Shareholders of CBH (including any adjournments or postponements, the "CBH MEETING" and, together with the IBNJ Meeting, the "Meetings") to be held on January 8, 1997, at 5:00 p.m. (local time), at the Commerce University, 17000 Horizon Way at Springdale Road, Mount Laurel, New Jersey. This Joint Proxy Statement/Prospectus is also being furnished by CBH to the holders of IBNJ Common Stock as a prospectus with respect to the shares of CBH Common Stock to be issued in the Merger (as hereinafter defined). See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS."

         At the IBNJ Meeting, the holders of IBNJ Common Stock will have the opportunity to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, dated as of October 15, 1996, and a related Agreement and Plan of Merger also dated October 15, 1996 (as the same may be amended, collectively, the "Merger Agreement"), by and among IBNJ and CBH, pursuant to which IBNJ would merge with and into CBH (the "Merger"), all on and subject to the terms and conditions contained therein. At the CBH Meeting, the holders of CBH Common Stock will have the opportunity to consider and vote upon a proposal to approve the issuance of the shares of CBH Common Stock to be issued in the Merger. See "SUMMARY", "THE MERGER", ANNEX A and ANNEX B.

         Upon consummation of the Merger each outstanding share of IBNJ Common Stock will be converted into the right to receive .935 shares of CBH Common Stock (the "Exchange Ratio") with cash being paid in lieu of any fractional share interest and each outstanding share of IBNJ Series B Non-Convertible Preferred Stock will be cancelled.


         Based on (i) the 2,839,409 shares of IBNJ Common Stock outstanding on the Record Date (as hereinafter defined), (ii) the 136,738 shares of IBNJ Common Stock issuable upon the exercise of outstanding employee and director stock options on such date, and (iii) a .935 "Exchange Ratio," approximately 2.6 million shares of CBH Common Stock are expected to be issued in the Merger. See "THE MERGER."

         On October 11, 1996, the last business day prior to the public announcement of an agreement in principle regarding the Merger, the last reported sale prices per share of CBH Common Stock on the New York Stock Exchange (the "NYSE") Composite Transactions Tape (the "NYSE Tape") and IBNJ Common Stock on the NASDAQ National Market were $27.00 and $20.00, respectively. On November 19, 1996, such prices were $28.00 and $24.25, respectively.

         This Joint Proxy Statement/Prospectus, the accompanying Notice of Special Meeting and the proxy card enclosed herewith are first being mailed to the shareholders of IBNJ and CBH on or about November 27, 1996.

         THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

         THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Joint Proxy Statement/Prospectus is November 22, 1996.

                              AVAILABLE INFORMATION

         CBH and IBNJ are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information relating to CBH can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Similar information relating to IBNJ can also be inspected at the offices of the NASDAQ Operations, 1735 K Street, N.W., Washington, DC 20006.

         This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 (No. 333-16263) of which this Joint Proxy Statement/Prospectus is a part, or the exhibits thereto (together with any amendments or supplements thereto, the "Registration Statement"), which has been filed by CBH with the Commission under the Securities Act of 1933, as amended (including the rules and regulations thereunder, the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information.

         This Joint Proxy Statement/Prospectus incorporates certain documents by reference which are not presented herein or delivered herewith. Copies of such documents are available without charge (other than exhibits to such documents that are not specifically incorporated by reference therein) to any person, including any beneficial owner, to whom this Joint Proxy Statement/Prospectus is delivered, upon written or oral request, from: Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400, Attention: C. Edward Jordan, Jr., Executive Vice President, (telephone number (609) 751-9000), as to CBH documents; and from Independence Bancorp, Inc., 1100 Lake Street, Ramsey, New Jersey 07446, Attention: James R. Napolitano, Chairman (telephone number (201) 825-1000), as to IBNJ documents. Responses to any such request will be made within one business day by sending the requested documents by first class mail or equally prompt means. In order to ensure timely delivery of such documents, any such request should be made by December 31, 1996.

         Each person whose proxy is being solicited hereby is being furnished with a copy of the IBNJ 1995 Annual Report to Shareholders and IBNJ Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         All information contained or incorporated by reference in this Joint Proxy Statement/Prospectus with respect to CBH has been supplied by CBH, and all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus with respect to IBNJ has been supplied by IBNJ.

         No person has been authorized to give any information or to make any representation other than those contained in this Joint Proxy Statement/Prospectus or incorporated by reference herein, and, if given or made, such information or representation must not be relied upon as having been authorized by IBNJ or CBH. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of the securities to which this Joint Proxy Statement/Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of IBNJ or CBH since the date hereof, or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer to sell or solicitation of an offer to buy such securities in any circumstances in which such an offer or solicitation is not lawful, nor does it constitute the solicitation of a proxy in any jurisdiction to or from any person to or from whom it is unlawful to make such offer of solicitation within such jurisdiction.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Certain of the following documents filed with the Commission by CBH (File No. 0-12874) and by IBNJ (File No. 0-14129) under Section 13(a) or 15(d) of the Exchange Act are not being furnished to each person whose proxy is being solicited hereby and are hereby incorporated by reference in this Joint Proxy Statement/Prospectus:


         CBH Documents:

         (i) CBH's Annual Report on Form 10-K for the year ended December 31, 1995 (other than the information referred to in Item 402(a)(8) of the Commission's Regulation S-K);

         (ii) CBH's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

         (iii) CBH's Current Report on Form 8-K dated October 21, 1996.

         IBNJ Documents:

         (i) IBNJ's Annual Report on Form 10-K for the year ended December 31, 1995 (other than the information referred to in Item 402(a)(8) of the Commission's Regulation S-K); and

         (ii) IBNJ's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

         All documents filed by CBH pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Meetings are hereby incorporated by reference into this Joint Proxy Statement/Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained herein, in any supplement hereto, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Joint Proxy Statement/Prospectus or any supplement hereto.

                                TABLE OF CONTENTS


                                                                         Page

AVAILABLE INFORMATION.......................................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................  3
SUMMARY.....................................................................  5
SELECTED FINANCIAL INFORMATION.............................................. 12
         Comparison of Certain Unaudited Per Share Data..................... 12
         Selected Financial Data............................................ 14
RECENT DEVELOPMENTS......................................................... 17
GENERAL INFORMATION......................................................... 18
         General............................................................ 18
         The Meetings....................................................... 18
THE MERGER.................................................................. 21
         General............................................................ 21
         Effective Date..................................................... 21
         Exchange of IBNJ Stock Certificates................................ 21
         Background......................................................... 22
         Reasons............................................................ 22
         Opinions of Financial Advisors..................................... 24
         Interests of Certain Persons....................................... 32
         Certain Federal Income Tax Consequences............................ 33
         Business Pending Consummation and Related Matters.................. 34
         Regulatory Approvals............................................... 35
         Conditions to Consummation......................................... 35
         Termination........................................................ 35
         Stock Option Agreement............................................. 36
         Resale of CBH Common Stock......................................... 37
         Dissenters' Appraisal Rights....................................... 37
         Accounting Treatment............................................... 37
         Waiver; Amendment.................................................. 38
         Market Prices...................................................... 38
         Dividends.......................................................... 39
PRO FORMA FINANCIAL INFORMATION............................................. 40
IBNJ........................................................................ 43
         General............................................................ 43
         History and Business............................................... 43
CBH......................................................................... 45
         General............................................................ 45
         History and Business............................................... 45
DESCRIPTION OF CBH CAPITAL STOCK............................................ 48
         Authorized Capital................................................. 48
         Common Stock....................................................... 48
         Series C ESOP Cumulative Convertible Preferred Stock............... 49
         Anti-Takeover Provisions and Management Implications............... 50
         Payment of Dividends............................................... 51
CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS.............. 51
         General............................................................ 51
         Authorized Capital................................................. 52
         Director Nominations............................................... 53
PROPOSALS FOR 1997 ANNUAL MEETINGS.......................................... 53
LEGAL MATTERS............................................................... 53
EXPERTS..................................................................... 53

                                                                            Page


ANNEX A -- Agreement and Plan of Reorganization (excluding exhibits and schedules) .....................................................  A1
ANNEX B -- Agreement and Plan of Merger....................................  B1
ANNEX C -- Stock Option Agreement .........................................  C1
ANNEX D -- Opinion of McConnell Budd & Downes, Inc.........................  D1
ANNEX E -- Opinion of Wheat, First Securities, Inc.........................  E1

--------------------------------------------------------------------------------

                                     SUMMARY

         The following is a summary of certain information relating to the Merger. This summary is not intended to include all material information relating to the Merger and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated hereby by reference. A copy of the Merger Agreement (excluding the exhibits and schedules thereto) is set forth in Annex A and Annex B to this Joint Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. Shareholders are urged to read carefully this entire Joint Proxy Statement/Prospectus, including the Annexes hereto. As used in this Joint Proxy Statement/Prospectus, the terms "CBH", and "IBNJ" refer to such organizations, respectively, and, unless the context otherwise requires, to their respective consolidated subsidiaries. All information contained in this Joint Proxy Statement/Prospectus has been adjusted to reflect common stock dividends paid through September 30, 1996.

Parties to the Merger

         CBH

         Commerce Bancorp, Inc. ("CBH") is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates three nationally chartered bank subsidiaries: Commerce Bank, N.A. ("Commerce NJ"), Cherry Hill, New Jersey, Commerce Bank/Pennsylvania, N.A. ("Commerce PA"), Devon, Pennsylvania and Commerce Bank/Shore, N.A. ("Commerce Shore"), Toms River, New Jersey. These three bank subsidiaries have 45 retail branch offices in Southern New Jersey, and 13 retail branch offices in Metropolitan Philadelphia. As of September 30, 1996, CBH, on a consolidated basis, had total assets of approximately $2.7 billion, total deposits of approximately $2.5 billion and total shareholders' equity of approximately $170.1 million.


         CBH provides a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending services are focused on commercial real estate and commercial and consumer loans to local borrowers. CBH's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network.


         CBH maintains its executive offices at 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400; telephone (609) 751-9000.

         See "SELECTED FINANCIAL INFORMATION -- Comparison of Certain Unaudited Per Share Data" and "-- Selected Financial Data", "RECENT DEVELOPMENTS", "THE MERGER -- Business Pending Consummation and Related Matters" and "CBH -- History and Business."

         IBNJ


         Independence Bancorp, Inc. ("IBNJ") is a one-bank holding company headquartered in Ramsey, New Jersey. At September 30, 1996, on a consolidated basis, IBNJ had total assets of approximately $369.6 million, total deposits of approximately $339.5 million, and total shareholders' equity of approximately $27.6 million.


         IBNJ has one bank subsidiary, Independence Bank of New Jersey ("Independence Bank"), which is a New Jersey chartered commercial bank. Independence Bank currently accounts for substantially all of the total assets and the net income of IBNJ.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Independence Bank is a member of the CBH Network (the "Network") and has the exclusive right to use the "Yes Bank" logo within its primary service area. The Network is a group of five community banks with over 70 branch banking offices throughout New Jersey and Southeastern Pennsylvania that provides certain marketing support and technical support services to its members, which allows them to take advantage of the Network's size.

         Independence Bank engages in a full service commercial and retail banking business from seven offices in Bergen County, New Jersey and one office in Passaic County, New Jersey. These commercial and retail banking services are provided by Independence Bank primarily to consumers and small to mid-size companies within its primary service area (i.e., Bergen and Passaic Counties, New Jersey). Lending services are focused on commercial real estate and commercial and consumer lending to local borrowers. Independence Bank's lending and investing activities are funded principally by deposits gathered through its retail branch offices.

         IBNJ maintains its executive offices at 1100 Lake Street, Ramsey, New Jersey 07446; telephone 201-825-1000.

         See "SELECTED FINANCIAL INFORMATION -- Comparison of Certain Unaudited Per Share Data" and "-- Selected Financial Data", "THE MERGER -- Business Pending Consummation and Related Matters" and "IBNJ -- History and Business."

The Merger


         Under the terms of the Merger Agreement, IBNJ will merge with and into CBH. Upon consummation of the Merger each outstanding share of IBNJ Common Stock will be converted into the right to receive .935 shares of CBH Common Stock
(the "Exchange Ratio") with cash being paid in lieu of any fractional share interest and each outstanding share of IBNJ Series B Non-Convertible Preferred Stock will be cancelled. CBH initially intends to operate Independence Bank as a separate subsidiary. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS."


The Meetings

         IBNJ Meeting

         The IBNJ Meeting will be held on January 8, 1997, at 10:30 a.m. (local time), at The Crowne Plaza Hasbrouck Heights, 650 Terrace Ave., Hasbrouck Heights, NJ 07604. The purpose of the IBNJ Meeting is to consider and vote upon a proposal to approve the Merger Agreement.

         Only holders of record of IBNJ Common Stock as of the close of business on November 20, 1996 (the "Record Date") are entitled to notice of, and to vote at, the IBNJ Meeting. IBNJ has 30,000 shares of Series B Non-Convertible Preferred Stock outstanding all of which is owned by CBH. Such IBNJ Series B Non-Convertible Preferred Stock is entitled to notice of, and to vote at, the IBNJ Meeting as a separate class. CBH has indicated it intends to vote all shares of IBNJ Series B Non-Convertible Preferred Stock in favor of approval of the Merger Agreement.

         As of the close of business on the Record Date, there were 2,839,409 shares of IBNJ Common Stock outstanding. Each holder of IBNJ Common Stock will have the right to one vote for each share registered in such holder's name on the books of IBNJ as of the close of business on the Record Date with respect to the matters to be acted upon at the IBNJ Meeting. The presence in person or by proxy of a majority of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock will constitute a quorum for purposes of conducting business at the IBNJ Meeting. The affirmative vote of a majority of the votes cast by the holders of shares of IBNJ Common Stock entitled to vote at the IBNJ Meeting will be required to approve the Merger Agreement.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         As of the Record Date, the directors and executive officers of IBNJ beneficially owned and have the right to vote, in the aggregate, 443,007 shares of IBNJ Common Stock, representing approximately 15.6 percent of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock.


         As of the Record Date, the IBNJ Employee Stock Ownership Plan Trust ("IBNJ ESOP Trust") held of record 223,596 shares of IBNJ Common Stock. As of the Record Date, 38,189 shares of IBNJ Common Stock held by the IBNJ ESOP Trust were allocated to individual participant accounts. The co-trustees of the IBNJ ESOP are William F. Dator and A. Roger Bosma. Each participant may direct the trustees of the IBNJ ESOP as to the manner in which shares of voting stock allocated to his account are to be voted. Shares which have not been allocated to the account of any participant will be voted by the co-trustees in accordance with such procedures as IBNJ, as the IBNJ ESOP Plan Administrator, shall direct. Shares which have been allocated to the accounts of participants but for which no voting directions are received will be voted as the trustees direct in the exercise of their independent judgment.

         In addition, as of the Record Date, CBH owned and has the right to vote 140,327 shares of IBNJ Common Stock, representing 4.9 percent of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock.


         It is currently expected that CBH and members of IBNJ management will vote the shares of IBNJ Common Stock that CBH and such members of IBNJ management are entitled to vote at the IBNJ Meeting in favor of approval of the Merger Agreement.

         Shares of IBNJ Common Stock represented by a proxy signed and received at or prior to the IBNJ Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of IBNJ Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Merger Agreement. Any proxy given pursuant to this solicitation may be revoked by the person giving it by giving written notice of such revocation to the Secretary of IBNJ at any time before it is voted, by submitting to IBNJ a duly executed, later-dated proxy or by voting the shares subject to such proxy by written ballot at the IBNJ Meeting. All written notices of revocation and other communications with respect to revocation of IBNJ proxies should be addressed to: Independence Bancorp, Inc., 1100 Lake Street, Ramsey, New Jersey 07446,
Attention: Corporate Secretary. Attendance at the IBNJ Meeting will not in and of itself constitute a revocation of a proxy.

         See "GENERAL INFORMATION" -- The Meetings; IBNJ Meeting.

         CBH Meeting

         The CBH Meeting will be held on January 8, 1997, at 5:00 p.m. (local time), at the Commerce University, 17000 Horizon Way at Springdale Road, Mount Laurel, New Jersey. The purpose of the CBH Meeting is to consider and vote on a proposal to approve the issuance of the shares of CBH Common Stock to be issued in the Merger.

         The CBH Board has fixed the close of business on November 20, 1996, as the date for determining holders of record of CBH Common Stock and CBH Series C ESOP Cumulative Convertible Preferred Stock ("CBH Series C ESOP Preferred Stock") entitled to notice of, and to vote at, the CBH Meeting. On that date, there were 11,980,365 shares of CBH Common Stock outstanding and 417,000 shares of CBH Series C ESOP Preferred Stock outstanding. Each holder of CBH Common Stock and CBH Series C ESOP Preferred Stock, voting together and not as separate classes, is entitled to cast one vote for each share held of record on that date. All CBH Series C ESOP Preferred Stock is held of record by CBH's Employee



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


         Stock Ownership Plan Trust ("CBH ESOP Trust"). The presence, either in person or by proxy, of a majority of the votes entitled to be cast at the CBH meeting by the holders of CBH stock and Series C ESOP Preferred Stock will constitute a quorum for the transaction of business at the CBH Meeting and the affirmative vote of a majority of the votes cast by holders of CBH Common Stock and CBH Series C ESOP Preferred Stock, voting together and not as separate classes, is required to approve the issuance of the shares of CBH Common Stock in the Merger.

         The directors and executive officers of CBH beneficially owned, as of the Record Date, and are entitled to vote at the CBH Meeting, 1,243,896 shares of CBH Common Stock, representing approximately 10.4 percent of the outstanding shares of CBH Common Stock entitled to be voted at the CBH Meeting. It is currently expected that members of the management of CBH will vote the shares of CBH Common Stock that they are entitled to vote at the CBH Meeting, in favor of the issuance of the shares of CBH Common Stock in the Merger.

         As of the Record Date, all of the 417,000 shares of CBH Series C ESOP Preferred Stock outstanding were held of record by the CBH ESOP Trust. Additionally, as of such date, the CBH ESOP Trust held of record 72,144 shares of CBH Common Stock. As of the Record Date, 174,834 shares of CBH Series C ESOP Preferred Stock, and all shares of CBH Common Stock held by the CBH ESOP Trust were allocated to individual participant accounts. The co-trustees of the CBH ESOP are Vernon W. Hill, II and C. Edward Jordan, Jr. Each participant may direct the trustees of the CBH ESOP as to the manner in which shares of voting stock allocated to his account are to be voted. Shares which have not been allocated to the account of any participant will be voted by the co-trustees in accordance with such procedures as CBH, as the CBH ESOP Plan Administrator, shall direct. Shares which have been allocated to the accounts of participants but for which no voting directions are received will be voted as the trustees direct in the exercise of their independent judgment.


         Shares of CBH Common Stock and CBH Series C ESOP Preferred Stock represented by a proxy properly signed and received at or prior to the CBH Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of CBH Common Stock and CBH Series C ESOP Preferred Stock represented by the proxy will be voted "FOR" the proposal to approve the issuance of the shares of CBH Common Stock in the Merger. Any proxy given pursuant to this solicitation may be revoked by the person giving it by giving written notice of such revocation to the Secretary of CBH at any time before it is voted, by submitting toCBH a duly executed, later-dated proxy or by voting the shares subject to such proxy by written ballot at the CBH Meeting. All written notices of revocation and other communications with respect to revocation of CBH proxies should be addressed to: Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400, Attention: Corporate Secretary. Attendance at the CBH Meeting will not in and of itself constitute a revocation of a proxy.

         As of the Record Date, IBNJ held no shares of CBH Common Stock.

         See "GENERAL INFORMATION -- The Meetings; CBH Meeting."

Effective Date


         Subject to the terms and conditions of the Merger Agreement, the effective date of the Merger (the "Effective Date") will occur on the third business day after certain conditions to consummation of the Merger, relating to approval of the Merger Agreement by IBNJ and CBH shareholders, receipt of the requisite regulatory approvals and required consents of third parties to the Merger and the listing on the NYSE of the shares of CBH Common Stock are satisfied or waived or such other date as shall be mutually agreed upon by the parties to the Merger Agreement. Subject to the foregoing, it is currently anticipated that the Effective Date will occur on or before March 31, 1997.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Recommendations of the Boards of Directors; Background and Reasons

         The IBNJ Board has approved the Merger Agreement and believes the Merger is fair to, and is in the best interests of, its shareholders. Accordingly, the IBNJ Board recommends that its shareholders vote "FOR" approval of the Merger Agreement. The CBH Board has approved the Merger Agreement, believes the Merger is in the best interests of its shareholders, is fair to such shareholders, and unanimously recommends that such shareholders vote "FOR" the issuance of the shares of CBH Common Stock.

         For a discussion of the background of the Merger and the factors considered by each of the IBNJ Board and CBH Board in reaching its decision to approve the Merger Agreement, see "THE MERGER -- Background" and "-- Reasons."


Opinions of Financial Advisors

         McConnell Budd & Downes, Inc. ("MB&D"), the financial advisor to IBNJ, has delivered its written opinion (the "MB&D Opinion") to the IBNJ Board that, based upon and subject to various considerations set forth in such opinion and as of the date of such opinion, the Exchange Ratio is fair to the holders of IBNJ Common Stock from a financial point of view. Wheat, First Securities, Inc. ("Wheat First"), the financial advisor to CBH, has delivered its written opinion (the "Wheat First Opinion") to the CBH Board that, based upon and subject to various considerations set forth in such opinion and as of the date of such opinion, the Exchange Ratio is fair to CBH and its shareholders from a financial point of view. The full text of the MB&D Opinion, dated as of the date hereof and the Wheat First Opinion, dated as of the date hereof, each of which describes the procedures followed, assumptions made, limitations on the reviews undertaken, and other matters considered in connection with rendering the opinions, is set forth in Annexes D and E to this Joint Proxy Statement/Prospectus and should be read in its entirety. See "THE MERGER -- Opinions of Financial Advisors" and Annexes D and E.


Interests of Certain Persons

         Certain members of IBNJ's management and of the IBNJ Board have interests in the Merger in addition to any interests they may have as shareholders of IBNJ generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification, directors' and officers' liability insurance, and certain employee benefits.

         See "THE MERGER -- Interests of Certain Persons" and "-- Resale of CBH Common Stock."

Certain Federal Income Tax Considerations

         Consummation of the Merger is conditioned upon receipt by CBH and IBNJ of an opinion of Blank Rome Comisky & McCauley, CBH counsel, to the effect that no gain or loss will be recognized for federal income tax purposes by holders of IBNJ Common Stock, who receive shares of CBH Common Stock in the Merger in exchange for their IBNJ Common Stock, other than in respect of any cash received in lieu of fractional share interests.

         AS CERTAIN TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH IBNJ SHAREHOLDER, IT IS RECOMMENDED THAT IBNJ SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

         See "THE MERGER -- Certain Federal Income Tax Consequences."


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Business Pending Consummation and Related Matters

         Pursuant to the Merger Agreement, each of IBNJ and CBH has made certain covenants, with respect to itself and its subsidiaries, relating to the conduct of business pending consummation of the Merger. Among other things, IBNJ agreed (except as otherwise contemplated by the Merger Agreement or with the written consent of CBH) not to: (i) conduct its business other than in the ordinary and usual course; (ii) pay dividends above certain specified levels (i.e., $.35 per share on an annualized basis) or redeem or otherwise acquire shares of its capital stock, issue additional shares of its capital stock (other than on the exercise of currently outstanding stock options) or give any person the right to acquire any such shares; (iii) increase any salaries or employee benefits or enter into or modify any employee benefit plan, except for certain increases in the ordinary course of business and certain changes required by law or to satisfy pre-existing contractual obligations; or (iv) dispose of any of its material assets, business or property or acquire any material business or property of any other entities.

         See "THE MERGER -- Business Pending Consummation and Related Matters."

Regulatory Approvals


         The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHCA. In addition, the Merger requires approval of the New Jersey Department of Banking and Insurance. Applications will be filed by CBH with the Federal Reserve
Board and the New Jersey Department of Banking and Insurance. There can be no assurance that the approval of the Federal Reserve Board or any other necessary regulatory approval will be obtained or as to the timing or conditions of such approvals. See "THE MERGER -- Regulatory Approvals."


Conditions to Consummation

         Consummation of the Merger is subject, among other things, to: (i) receipt of the requisite approvals of the shareholders of IBNJ and CBH; (ii) receipt of all required regulatory approvals by CBH and IBNJ without the imposition of any condition or requirement that, in the reasonable judgment of CBH, would so materially and adversely impact the economic or business benefits to such party of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not have entered into the Merger Agreement; (iii) no court or agency having taken any action, nor any law or regulation having been enacted or adopted, which prohibits the Merger;
(iv) receipt by CBH and IBNJof the opinion of Blank Rome Comisky & McCauley, dated the Effective Date, as to certain federal income tax consequences of the Merger; (v) the CBH Common Stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance; (vi) the receipt of a letter, dated the Effective Date, from CBH's independent auditor relating to pooling of interests accounting treatment for the Merger; and (vii) the delivery of officer's certificates by CBH and IBNJ with respect to the continued accuracy of representations and warranties and compliance with covenants in the Merger Agreement. See "THE MERGER -- Conditions to Consummation."

Termination

         The Merger Agreement may be terminated by mutual agreement of the IBNJ Board and the CBH Board. The Merger Agreement may also be terminated by either the IBNJ Board or the CBH Board (i) if the Merger does not occur on or before June 30, 1997 (provided that the terminating party has not knowingly caused the Merger not to occur by such date), (ii) in the event of a breach of the Merger Agreement by the other party that cannot be or has not been cured within 30 days after notice of such breach, or (iii) if the required approval of either the IBNJ or CBH shareholders or the regulatory authorities (including the Federal Reserve Board) are not obtained.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         In addition, the IBNJ Board may terminate the Merger Agreement if the average of the closing prices of CBH Common Stock on the NYSE Tape during the first ten trading days of the fifteen trading day period immediately preceding the Effective Date of the Merger (the "CBH Average Price") is $20.00 or below and the CBH Board has a similar right to terminate the Merger Agreement in the event that the CBH Average Price is $33.50 or above. See "THE MERGER -- Termination."

Stock Option Agreement

         As an inducement and condition to CBH's willingness to enter into the Merger Agreement, IBNJ (as issuer) entered into a Stock Option Agreement with CBH (as grantee), dated as of October 15, 1996 (the "Stock Option Agreement"). The Stock Option Agreement is set forth in Annex C to this Joint Proxy Statement/Prospectus.

         Pursuant to the Stock Option Agreement, IBNJ granted to CBH an irrevocable option (the "IBNJ Option"), exercisable only under certain limited and specifically defined circumstances, none of which, to the best of IBNJ's and CBH's knowledge, has occurred as of the date hereof, to purchase up to 19.9 percent of the authorized but unissued shares of IBNJ Common Stock for a purchase price of $21.00 per share, subject to adjustment in certain circumstances.

         Under certain circumstances, if the IBNJ Option becomes exercisable, CBH will have the right to require IBNJ to repurchase the IBNJ Option (or the shares purchased pursuant thereto).

         The purchase of any shares of IBNJ Common Stock pursuant to the IBNJ Option is subject to compliance with applicable law, including receipt of any necessary approvals under the BHCA.

         The Stock Option Agreement and the IBNJ Option are intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Merger Agreement, and may be expected to discourage offers by third parties to acquire IBNJ prior to the Merger.

         In the event that either the IBNJ or CBH shareholders fail to approve the Merger Agreement, either IBNJ or CBH may terminate the Merger Agreement. See "THE MERGER -- Termination." If such termination occurs prior to the occurrence of a Purchase Event (as such term is defined in the Stock Option Agreement) under the Stock Option Agreement, the Stock Option Agreement will automatically terminate at such time. If a Purchase Event occurs under the Stock Option Agreement prior to termination of the Stock Option Agreement, however, CBH will be entitled to exercise the related IBNJ Option in accordance with its terms.

         See "THE MERGER -- Stock Option Agreement."

Resale of CBH Common Stock

         The shares of CBH Common Stock into which shares of IBNJ Common Stock are converted on the Effective Date, will be freely transferable by the holders of such shares, except for those shares held by those holders who may be deemed to be "affiliates" of IBNJ or CBH under applicable federal securities laws.


         In addition to the foregoing, consummation of the Merger is conditioned upon "affiliates" of IBNJ having agreed not to sell or otherwise dispose of any CBH Common Stock or IBNJ Common Stock beneficially owned by them during a period commencing 30 days prior to the Effective Date and ending upon publication by the CBH of combined financial statements covering at least 30 days of the combined entities' operations after the Merger and except as permitted by Commission Rule 145.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Dissenters' Appraisal Rights

         Holders of IBNJ Common Stock and holders of CBH Common Stock do not have dissenters' appraisal rights in connection with the Merger.

Accounting Treatment

         It is expected that the pooling of interests method of accounting will be used to reflect the Merger, and it is a condition to consummation of the Merger that CBH receive a letter, dated the Effective Date, from CBH's independent auditor regarding their concurrence with CBH management's conclusion that the Merger qualifies for such accounting treatment. See "THE MERGER -- Conditions to Consummation" and "-- Accounting Treatment."

Certain Differences in the Rights of IBNJ and CBH Shareholders

         The rights of shareholders of IBNJ currently are determined by reference to the New Jersey Business Corporation Act (the "NJBCA"), IBNJ's Articles of Incorporation (as amended, the "IBNJ Articles") and IBNJ's Bylaws. On the Effective Date, shareholders of IBNJ will become shareholders of CBH, and their rights as shareholders of CBH will continue to be determined by the NJBCA and by CBH's Restated Articles of Incorporation (as amended, the "CBH Articles") and CBH's Bylaws. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS."






























--------------------------------------------------------------------------------

                         SELECTED FINANCIAL INFORMATION

Comparison of Certain Unaudited Per Share Data


         The following unaudited information, adjusted for any past stock dividends and stock splits, reflects, where applicable, certain comparative per share data related to book value, cash dividends paid, net income and market value: (i) on a historical basis for CBH and IBNJ; (ii) on a pro forma combined basis per share of CBH Common Stock reflecting consummation of the Merger; and
(iii) on an equivalent pro forma basis per share of IBNJ Common Stock reflecting consummation of the Merger. Such information has been prepared (i) assuming a
 .935 Exchange Ratio, and (ii) giving effect to the Merger on a pooling of interests accounting basis. See "THE MERGER -- Accounting Treatment."


         Pro forma financial information with respect to the Merger assumes the Merger was consummated as of the beginning of each of the periods indicated.

         Pro forma financial information is intended to show how the Merger might have affected historical financial statements if the Merger had been consummated at an earlier time. The pro forma combined selected financial information does not purport to be indicative of the results that actually would have been realized had the Merger taken place at the beginning of the applicable periods indicated, nor is it indicative of the combined financial position or results of operations for future periods.

         The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of CBH and IBNJ, including the respective notes thereto, which are incorporated herein by reference, and the pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. Shareholders are urged to read such information carefully. See "AVAILABLE INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

                                                                          September 30, 1996        December 31, 1995
                                                                        ----------------------    ----------------------
Book value per share:
Historical per share of:
 CBH Common Stock..................................................               $  14.54                  $  14.14
 IBNJ Common Stock.................................................                  10.32                      9.26
Pro forma combined per share of CBH Common Stock (1)...............                  13.72                     12.84
Equivalent pro forma per share of IBNJ Common Stock (2)............                  12.82                     12.01

-----------------------

(1) The pro forma combined book value per share of CBH Common Stock represent the sum of the pro forma combined common shareholders' equity amounts, divided by the pro forma combined period-end number of shares of common stock outstanding.

(2) The equivalent pro forma book value per share of IBNJ Common Stock amounts represent the pro forma combined book value per share of CBH Common Stock amounts, multiplied by a .935 Exchange Ratio.

                                                               Nine Months
                                                                  Ended
                                                              September 30,            Years Ended December 31
                                                             ----------------  ---------------------------------------
                                                                   1996            1995         1994          1993
                                                             ----------------  ------------ ------------  ------------
Cash dividends paid per share:
Historical per share of:
 CBH Common Stock.........................................          $ 0.52          $ 0.61       $ 0.56        $ 0.43
 IBNJ Common Stock........................................            0.20            0.08
Pro forma combined per share of CBH Common Stock (3):
 CBH and IBNJ.............................................            0.45            0.49         0.42          0.31
Equivalent pro forma per share of IBNJ Common Stock (4):
 CBH and IBNJ.............................................            0.42            0.46         0.39          0.29

-----------------------

(3) The pro forma combined cash dividends paid per share of CBH Common Stock amounts represent the pro forma combined cash dividends paid on shares of CBH Common Stock outstanding, divided by the pro forma combined average number of shares of CBH Common Stock outstanding, rounded to the nearest cent.

(4) The equivalent pro forma cash dividends paid per share of IBNJ Common Stock amounts represent the pro forma combined dividends paid per share of CBH Common Stock amounts, multiplied by a .935 Exchange Ratio, rounded to the nearest cent. The current annualized dividend rate per share of CBH Common Stock, based upon the most recently declared quarterly dividend rate of $0.175 per share of CBH Common Stock payable on October 15, 1996, would be $0.69. On an equivalent pro forma basis, such current annualized CBH dividend per share of IBNJ Common Stock would be $0.65, based on a .935 Exchange Ratio, rounded down to the nearest cent. No assurances can be given as to future dividend rates. Future CBH and IBNJ dividends will be dependent upon the respective earnings and financial conditions of CBH and IBNJ, as well as government regulations and policies and other factors.

                                                        Nine Months Ended
                                                          September 30,                Years Ended December 31,
                                                    -------------------------- ----------------------------------------
                                                        1996          1995         1995          1994         1993
                                                    ------------  ------------ ------------  ------------ -------------

Net income per share applicable to common shareholders:
Historical per share of:
 CBH Common Stock (primary).......................       $ 1.56        $ 1.51       $ 2.03        $ 2.14        $ 1.61
 CBH Common Stock (fully-diluted).................         1.51          1.46         1.96          1.98          1.49
 IBNJ Common Stock (primary)......................         1.48          1.13         1.79          0.95          0.50
 IBNJ Common Stock (fully-diluted)................         1.20          0.89         1.43          0.87          0.50
Pro forma per share of CBH Common Stock (5):
 CBH and IBNJ (primary)...........................         1.47          1.36         1.85          1.78          1.29
 CBH and IBNJ (fully-diluted).....................         1.44          1.34         1.83          1.72          1.28
Equivalent pro forma per share of IBNJ Common Stock (6):
 CBH and IBNJ (primary)...........................         1.37          1.27         1.73          1.66          1.21
 CBH and IBNJ (fully-diluted).....................         1.35          1.25         1.71          1.61          1.20

-----------------------


(5) The pro forma combined income per share of CBH Common Stock amounts represents the pro forma combined net income (after redemption premium on preferred stock) applicable to holders of CBH

    Common Stock, divided by the pro forma combined average number of shares of CBH Common Stock outstanding.

(6) The equivalent pro forma income per share of IBNJ Common Stock amounts represent the pro forma combined income per share of CBH Common Stock amounts, multiplied by a .935 Exchange Ratio.



                                                                           October 11, 1996        November 19, 1996
                                                                         --------------------    ---------------------
Market value per share:
Historical per share of:
 CBH Common Stock.................................................                $ 27.00               $28.00
 IBNJ Common Stock................................................                  20.00                24.25
Equivalent pro forma per share of IBNJ Common Stock (7)...........                  25.25                26.13

-----------------------

(7) The equivalent pro forma market values per share of IBNJ Common Stock represent the historical market values per share of CBH Common Stock, multiplied by a .935 Exchange Ratio, rounded down to the nearest one-eighth. The CBH and IBNJ historical market values per share represent the last reported sales price per share of CBH Common Stock on the NYSE Tape and IBNJ Common Stock on the NASDAQ National Market (i) on October 11, 1996, the last trading day preceding public announcement of the execution of the Merger Agreement, and (ii) on November 19, 1996, the last practicable trading day before the mailing of this Joint Proxy Statement/Prospectus.
    See "THE MERGER -- Market Prices."


         Because the market price of CBH Common Stock is subject to fluctuation, the market value of the CBH Common Stock that holders of IBNJ Common Stock would receive in the Merger may increase or decrease prior to, as well as after, the receipt of such shares following the Effective Date. IBNJ shareholders are urged to obtain current market quotations for CBH Common Stock and IBNJ Common Stock. No assurance can be given as to the market prices of CBH Common Stock or IBNJ Common Stock at any time before the Effective Date or as to the market price of CBH Common Stock thereafter.

Selected Financial Data

         The following tables set forth certain unaudited historical consolidated selected financial information for CBH and IBNJ and certain unaudited pro forma combined selected financial data, giving effect to the Merger with a .935 Exchange Ratio. Such information has been prepared giving effect to the Merger on a pooling of interests accounting basis. See "THE MERGER -- Accounting Treatment."

         Pro forma financial information with respect to the Merger assumes the Merger was consummated as of the beginning of each of the periods indicated. Since the Merger is expected to be accounted for as a pooling of interests, upon consummation of the Merger, financial information of CBH and IBNJ is combined for each period presented.

         Pro forma financial information is intended to show how the Merger might have affected historical financial statements if the Merger was consummated at an earlier time. The pro forma combined selected financial information does not purport to be indicative of the results that actually would have been realized had the Merger been consummated as of the beginning of the applicable periods indicated, nor is it indicative of the combined financial position or results of operations of future periods.

         This information should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of CBH and IBNJ, including the respective notes thereto, which are incorporated herein by reference, and the pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. Shareholders are urged to read such information carefully. See "AVAILABLE INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

                                CBH (HISTORICAL)

                                          Nine Months Ended
                                            September 30,                              Year Ended December 31,
                                     ------------------------    ------------------------------------------------------------------
                                         1996          1995          1995          1994         1993          1992          1991
                                     ----------    ----------    ---------     ----------    ----------    ---------    -----------
                                                                   (dollars in thousands, except per share data)

Income Statement Data:
Interest income .....................$  131,064    $  123,585    $  165,522    $  147,994    $  113,991    $   91,881    $   81,452
Interest expense ....................    51,704        53,078        70,212        57,460        44,266        40,382        43,027
Net interest income .................    79,360        70,507        95,310        90,534        69,725        51,499        38,425
Provision for loan losses ...........     2,173         1,633         2,215         4,210         5,981         6,286         5,541
Noninterest income ..................    20,132        14,871        21,492        17,534        17,344        12,129        14,073
Noninterest expenses ................    67,947        56,482        77,693        71,863        57,873        42,889        38,933
Income before income taxes ..........    29,372        27,263        36,894        31,995        23,215        14,453         8,024
Net income ..........................    18,865        17,336        23,485        20,377        14,615        10,017         6,027

Balance Sheet Data:
Total assets ........................$2,712,722    $2,402,857    $2,415,894    $2,291,290    $2,032,556    $1,425,707    $1,057,754
Loans (net) ......................... 1,045,190       856,878       894,195       789,916       691,339       602,129       569,381
Securities available for sale .......   765,893       159,570       520,314       118,855       164,620       309,894
Securities held to maturity .........   626,373     1,090,022       682,702     1,145,133       926,115       293,201       343,146
Trading securities ..................     3,203         1,735         8,843
Federal funds sold ..................    12,850        32,200        29,550         9,750        10,000        50,550        16,750
Deposits ............................ 2,485,093     2,216,229     2,225,098     1,834,572     1,744,915     1,335,618       987,053
Long-term debt ......................    26,590        27,615        27,359        28,385        28,954         6,520         7,034
Stockholders' equity ................   170,054       156,409       162,020       111,873        99,176        81,916        58,170

Per Share Data:
Net income-primary ..................$     1.56    $     1.51    $     2.03    $     2.14          1.61    $     1.21   $     0.75
Net Income-fully diluted ............      1.51          1.46          1.96          1.98          1.49          1.17
Cash dividends ......................      0.52          0.46          0.61          0.56          0.43          0.37          0.35
Book value-primary ..................     14.54         13.69         14.14         11.75         10.31          8.87          7.66
Book value-fully diluted ............     13.54         12.76         13.25         10.89          9.90          8.66          7.80

Average Shares Outstanding:
Primary .............................    11,777        11,147        11,278         9,020         8,120         6,961         5,964
Fully diluted .......................    12,476        11,897        11,935        10,219         9,654         8,570

Selected Ratios:
  Performance:
  Return on average assets ..........      0.99%         0.99%         1.00%         0.91%         0.84%         0.78%         0.61%
  Return on average equity ..........     15.55         16.40         16.20         19.35         16.51         14.40         11.00
  Net interest margin ...............      4.64          4.44          4.49          4.43          4.40          4.46          4.41
  Non-interest expense to average
   assets ...........................      3.56          3.22          3.31          3.22          3.31          3.35          3.95

  Liquidity and Capital:
  Average loans to average deposits .     42.49%        41.35%        41.13%        42.35%        42.52%        50.06%        61.57%
  Common dividend payout ratio ......     33.12         30.26         30.16         25.98         26.51         30.23         46.07
  Stockholders' equity to total
   assets ...........................      6.27          6.51          6.71          4.88          4.88          5.75          5.50


  Risk-based capital:
   Tier 1 ...........................     12.73%        12.84%        13.02%        10.09%         9.16%         9.66%         7.76%
   Total Capital ....................     15.47         15.92         16.06         13.31         12.44         10.75          9.05
  Leverage capital ratio ............      6.50          6.37          6.54          4.87          4.53          5.53          5.08


  Asset Quality:
  Non-performing assets to total
   year-end assets ..................      0.63%         0.74%         0.79%         0.97%         1.32%         2.26%         2.26%
  Net charge-offs to average loans
   Outstanding ......................      0.18          0.11          0.11          0.29          0.88          1.06          0.58
  Non-performing loans to total
   year-end loans ...................      0.90          0.89          0.94          1.47          1.22          2.67          2.72
  Allowance for loans losses to total
   year-end loans ...................      1.34          1.50          1.47          1.50          1.43          1.45          1.54
  Allowance for loan losses to non-
   performing loans .................    149.00        168.00        156.72        101.81        117.37         54.20         56.63

                                IBNJ (HISTORICAL)

                                          Nine Months Ended
                                            September 30,                              Year Ended December 31,
                                     ------------------------    ------------------------------------------------------------------
                                         1996          1995          1995          1994         1993          1992          1991
                                     ----------    ----------    ---------     ----------    ----------    ---------    -----------
                                                                   (dollars in thousands, except per share data)



Income Statement Data:
Interest income....................$  17,272    $   15,321     $   20,711    $    17,073     $    16,471    $    17,238  $  19,139
Interest expense...................    4,913         4,411          6,122          4,610           4,764          6,554     10,252
Net interest income................   12,359        10,910         14,589         12,463          11,707         10,684      8,887
Provision for loan losses..........      375           480            559          1,014           2,635        2,697     10,162
Noninterest income.................    2,212         1,574          2,131          2,057           3,333          2,606      3,988
Noninterest expenses...............   10,008         8,903         11,800         11,000          10,912          9,590      8,652
Income before income taxes.........    4,188         3,101          4,361          2,506           1,493          1,003     (5,939)
Net income (loss)..................    2,771         2,077          3,050          1,683           1,209          1,003     (4,064)


Balance Sheet Data:
Total assets.......................$ 369,561    $  309,740     $  325,187     $  283,251      $  260,935     $  247,161   $236,870
Loans (net)........................  163,007       135,332        139,800        127,828         121,652        129,346    117,735
Securities available for sale......   28,137         6,214         46,366          3,451          16,278         13,632
Securities held to maturity........  137,193       124,489         90,297        112,418          74,925         53,323     55,348
Trading securities.................
Federal funds sold.................    2,530        13,375         12,820          8,550          13,675          8,250      7,465
Deposits...........................  339,535       289,855        304,346        265,432         244,683        231,596    227,190
Long-term debt.....................    1,099         1,223          1,194          1,307           1,411          1,472
Stockholders' equity...............   27,566        17,153         18,627         15,412          14,169         13,458      8,606

Per Share Data:
Net income (loss)-primary..........$    1.48    $     1.13     $     1.79   $       0.95    $       0.50   $       0.68   $  (3.14)
Net income (loss)-fully diluted....     1.20          0.89           1.43           0.87            0.50           0.68      (3.14)
Cash dividends.....................     0.20          0.05           0.08                                                     0.15
Book value-primary.................    10.32          8.30           9.26           7.97            7.17           6.68       6.65
Book value-fully diluted...........    10.11          7.82           8.72           7.97            7.17           6.68       6.65

Average Shares Outstanding:
Primary............................    1,718         1,464          1,461          1,317           1,306          1,306      1,294
Fully diluted......................    2,295         2,338          2,127          1,934           1,306          1,306      1,294

Selected Ratios:
  Performance:
  Return on average assets.........     0.99%         0.93%          1.01%          0.63%           0.49%          0.43%     (1.75)%
  Return on average equity.........    19.22         17.12          18.39          11.37            8.77          10.33     (41.54)
  Net interest margin..............     5.22          5.35           5.26           5.06            5.11           5.00       4.31
  Non-interest expense to average
   assets..........................     3.82          3.99           3.89           4.10            4.39           4.08       3.73

  Liquidity and Capital:
  Average loans to average deposits    46.60%        47.70%         48.05%         49.87%          56.23%         56.09%     58.27%
  Common dividend payout ratio.....    14.18          4.42           4.19
  Stockholders' equity to total assets  7.46          5.54           5.73           5.44            5.43           5.45       3.63


  Risk-based capital:
   Tier 1..........................    13.61%        10.64%         10.70%         10.23%           9.27%          8.24%      6.08%
   Total capital...................    14.86         11.94          11.95          11.71           10.97          10.02       7.59
  Leverage capital ratio...........     7.47          5.68           5.76           5.46            5.31           5.28       3.63


  Asset Quality:
  Non-performing assets to total
   year-end assets.................     0.73%         1.11%          0.93%          1.64%           2.72%          4.41%      5.81%
  Net charge-offs to average loans
   outstanding.....................     0.35          0.53           0.36           0.70            2.71           1.93       7.90
  Non-performing loans to total
   year-end loans..................     1.08          1.36           1.21           2.62            4.51           5.92       9.97
  Allowance for loans losses to total
   year-end loans..................     1.61          1.87           1.89           2.02            2.01           2.56       2.63
  Allowance for loan losses to non-
   performing loans................   149.92        137.47         156.72          77.04           44.56          32.19      24.32

                                  CBH and IBNJ
                   Pro Forma Combined Selected Financial Data

                                          Nine Months Ended
                                            September 30,                              Year Ended December 31,
                                     ------------------------    ------------------------------------------------------------------
                                         1996          1995          1995          1994         1993          1992          1991
                                     ----------    ----------    ---------     ----------    ----------    ---------    -----------
                                                                   (dollars in thousands, except per share data)



Income Statement Data:
Interest income....................  $  148,336    $  138,906    $  186,233    $  165,067    $  130,462    $  109,119   $   100,591
Interest expense...................      56,617        57,489        76,334        62,070        49,030        46,936        53,279
Net interest income................      91,719        81,417       109,899       102,997        81,432        62,183        47,312
Provision for loan losses..........       2,548         2,113         2,774         5,224         8,616         8,983        15,703
Noninterest income.................      22,344        16,445        23,623        19,591        20,677        14,735        18,061
Noninterest expenses...............      77,955        65,385        89,493        82,863        68,785        52,479        47,585
Income before income taxes.........      33,560        30,364        41,255        34,501        24,708        15,456         2,085
Net income.........................      21,636        19,413        26,535        22,060        15,824        11,020         1,963


Balance Sheet Data:
Total assets.......................  $3,077,690    $2,710,073    $2,738,691    $2,571,748    $2,291,545    $1,671,143    $1,294,611
Loans (net)........................   1,207,098       990,987     1,032,801       916,437       811,580       730,003       687,116
Securities available for sale......     791,299       164,808       565,742       121,577       180,363       323,273
Securities held to maturity........     763,566     1,214,511       772,999     1,257,551     1,001,040       346,524       398,481
Trading securities.................       3,203         1,735         8,843
Federal funds sold.................      15,380        45,575        42,370        18,300        23,675        58,800        24,215
Deposits...........................   2,823,865     2,505,759     2,529,186     2,099,247     1,989,598     1,567,214     1,214,243
Long-term debt.....................      26,590        27,615        27,359        28,385        28,954         6,520         7,034
Stockholders' equity...............     195,240       172,755       179,865       126,624       112,810        95,121        66,763


Per Share Data:
Net income-primary.................  $     1.47    $     1.36    $     1.85    $     1.78    $     1.29    $     0.98    $     0.05
Net Income-fully diluted...........        1.44          1.34          1.83          1.72          1.28
Cash dividends.....................        0.52          0.46          0.61          0.56          0.43          0.37          0.35
Book value-primary.................       13.72         12.37         12.84         10.49         10.25          9.12          7.78
Book value-fully diluted...........       12.95         11.68         12.19          9.89          9.00          7.94          6.66


Average Shares Outstanding:
Primary............................      14,302        13,672        13,803        11,545        10,645         9,486         8,489
Fully diluted......................      15,001        14,422        14,460        12,744        12,179

Asset Quality:
Non-performing assets to total
 year-end assets...................        0.64%         0.79%         0.81%         1.05%         1.48%         2.59%         2.92%
Net charge-offs to average loans
 Outstanding.......................        0.20          0.16          0.14          0.35          1.19          1.22          1.95
Non-performing loans to total
 year-end loans....................        0.92          0.95          0.97          1.64          1.44          3.21          3.87
Allowance for loans losses to total
 year-end loans....................        1.38          1.55          1.53          1.58          1.52          1.65          1.73
Allowance for loan losses to non-
 performing loans..................      148.99        162.09        156.72         96.26        105.53         51.38         44.60

                               RECENT DEVELOPMENTS


         On July 31, 1996, CBH reached agreements in principle to acquire two insurance brokerage firms: Keystone National Companies, Inc., Cherry Hill, New Jersey and Morales, Potter & Buckelew, Inc. t/a Buckelew & Associates, Toms River, New Jersey. On October 2, 1996, CBH reached an agreement in principle to acquire a third insurance brokerage firm: Chesley & Cline, Inc., Mt. Holly, New Jersey. The acquisitions will be completed by the issuance of CBH Common Stock totaling approximately 750,000 shares. The acquisitions are intended to be tax-free reorganizations under appropriate provisions of the Code and will be accounted for by CBH under the pooling-of-interests method. The first two acquisitions closed as of November 15, 1996 and the third acquisition is expected to close on or about December 6, 1996. The effect of these acquisitions on CBH's total consolidated assets, shareholder's equity, and net income is not expected to be material.

                               GENERAL INFORMATION

General

         This Joint Proxy Statement/Prospectus is being furnished by IBNJ to the holders of IBNJ Common Stock as a proxy statement in connection with the solicitation of proxies by the IBNJ Board for use at the IBNJ Meeting.

         This Joint Proxy Statement/Prospectus is being furnished by CBH to the holders of CBH Common Stock as a proxy statement in connection with the solicitation of proxies by the CBH Board for use at the CBH Meeting. This Joint Proxy Statement/Prospectus is also being furnished by CBH to the holders of IBNJ Common Stock as a prospectus with respect to the shares of CBH Common Stock issued in the Merger. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS."

Meetings

         IBNJ

         General. The IBNJ Meeting is scheduled to be held on January 8, 1997 at 10:30 a.m. (local time), at The Crowne Plaza Hasbrouck Heights, 650 Terrace Ave., Hasbrouck Heights, NJ 07604. The purpose of the IBNJ Meeting is to consider and vote upon a proposal to approve the Merger Agreement.


         The IBNJ Board has approved the Merger Agreement and believes the Merger is fair to, and is in the best interests of, its shareholders. Accordingly, the IBNJ Board recommends that IBNJ shareholders vote "FOR" approval of the Merger Agreement.

         Series B Preferred Stock. IBNJ has 30,000 shares of Series B Non-Convertible Preferred Stock outstanding all of which is owned by CBH. Such IBNJ Series B Non-Convertible Preferred Stock is entitled to notice of, and to vote at, the IBNJ Meeting as a separate class. CBH has indicated it intends to vote all shares of IBNJ Series B Non-Convertible Preferred Stock in favor of approval of the Merger Agreement.

         Record Date. The close of business on November 27, 1996, has been fixed by the IBNJ Board as the Record Date for the determination of holders of shares of IBNJ Common Stock entitled to notice of and to vote at the IBNJ Meeting.

         Stock Entitled to Vote. At the close of business on the Record Date, IBNJ had 2,839,409 shares of IBNJ Common Stock outstanding. Each holder of IBNJ Common Stock will have the right to one vote for each share registered in such holder's name on the books of IBNJ as of the close of business on the Record Date with respect to the matters to be acted upon at the IBNJ Meeting.

         Quorum; Required Vote. The presence in person or by proxy of a majority of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock will constitute a quorum for purposes of conducting business at the IBNJ Meeting. The affirmative vote of the majority of the votes cast by the holders of shares of IBNJ Common Stock entitled to vote at the IBNJ meeting will be required for approval of the Merger Agreement. For purposes of determining the votes cast with respect to any matter presented for consideration at the IBNJ Meeting, only those votes cast "FOR" or "AGAINST" are included. Pursuant to the NJBCA, abstentions and brokers non-votes will be counted solely for the purpose of determining whether a quorum is present.

         Stock Ownership. As of the Record Date, the directors and executive officers of IBNJ beneficially owned and have the right to vote, in the aggregate, 443,007 shares of IBNJ Common Stock, representing approximately 15.6 percent of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock.

         As of the Record Date, the IBNJ ESOP Trust held of record 223,596 shares of IBNJ Common Stock. As of the Record Date, 38,189 shares of IBNJ Common Stock held by the IBNJ ESOP Trust were allocated to individual participant accounts. The co-trustees of the IBNJ ESOP are William F. Dator and A. Roger Bosma. Each participant may direct the trustees of the IBNJ ESOP as to the manner in which shares of voting stock allocated to his account are to be voted. Shares which have not been allocated to the account of any participant will be voted by the co-trustees in accordance with such procedures as IBNJ, as the IBNJ ESOP Plan Administrator, shall direct. Shares which have been allocated to the accounts of participants but for which no voting directions are received will be voted as the trustees direct in the exercise of their independent judgment.

         CBH has purchased in the open market, and will have the right to vote at the IBNJ Meeting, 140,327 shares of IBNJ Common Stock, representing approximately 4.9 percent of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock.


         It is currently expected that CBH and members of IBNJ management will vote the shares of IBNJ Common Stock that CBH and such members of IBNJ management are entitled to vote at the IBNJ Meeting in favor of approval of the Merger Agreement.


         Collectively, (i) the number of shares of IBNJ Common Stock with respect to which IBNJ directors and executive officers and CBH have voting power represent approximately 20.5 percent of the votes entitled to be cast at the IBNJ Meeting by the holders of IBNJ Common Stock.


         Voting and Revocation of Proxies. Shares of IBNJ Common Stock represented by a proxy properly signed and received at or prior to the IBNJ Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of IBNJ Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Merger Agreement. Any proxy given pursuant to this solicitation may be revoked by the person giving it by giving written notice of such revocation to the Secretary of IBNJ at any time before it is voted, by submitting to IBNJ a duly executed, later-dated proxy or by voting the shares subject to such proxy by written ballot at the IBNJ Meeting. All written notices of revocation and other communications with respect to revocation of IBNJ proxies should be addressed to: Independence Bancorp, Inc., 1100 Lake Street, Ramsey, New Jersey 07446, Attn: Corporate Secretary. Attendance at the IBNJ Meeting will not in and of itself constitute a revocation of a proxy.

         The IBNJ Board is not aware of any business to be acted upon at the IBNJ Meeting other than as described herein. If, however, other matters are brought before the IBNJ Meeting, including, among other things, a motion to adjourn or postpone the IBNJ Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment; provided, however, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any such adjournment or postponement. The grant of a proxy will also confer discretionary authority on the persons named in the proxy to vote on matters incident to the conduct of the IBNJ Meeting.

         Solicitation of Proxies. The solicitation of proxies may be made by directors, officers and regular employees of IBNJ in person or by mail, telephone, facsimile or telegraph without additional compensation payable with respect thereto. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of IBNJ Common Stock held of record by such persons, and IBNJ will reimburse them for reasonable expenses incurred by them in so doing. The cost of such solicitation will be borne by IBNJ.

         CBH

         General. The CBH Meeting is scheduled to be held on January 8, 1997, at 5:00 p.m. (local time), at the Commerce University, 17000 Horizon Way at Springdale Road, Mount Laurel, New Jersey. At the CBH Meeting, CBH shareholders will have the opportunity, in accordance with the shareholder approval policy of the NYSE, to consider and vote upon a proposal to approve the issuance of the shares of CBH Common Stock to be issued in the Merger. The NYSE requires, as a prerequisite to the listing of such shares on the NYSE, shareholder approval of such issuance because the number of such shares are expected to represent more than 20 percent of the shares of CBH Common Stock and voting power outstanding immediately prior to such issuance.

         The Board of Directors unanimously recommends that CBH shareholders vote "FOR" approval of the issuance of the shares of CBH Common Stock in the Merger.


         Record Date. The close of business on November 20, 1996, has been fixed by the CBH Board as the Record Date for the determination of holders of shares of CBH Common Stock and CBH Series C ESOP Preferred Stock entitled to notice of and to vote at the CBH Meeting.

         Stock Entitled to Vote. At the close of business on the Record Date, CBH had 11,980,365 shares of CBH Common Stock and 417,000 shares of CBH Series C ESOP Preferred Stock outstanding. Each holder of CBH Common Stock and CBH Series C ESOP Preferred Stock, voting together and not as separate classes, will have the right to one vote for each share registered in such holder's name on the books of CBH as of the close of business on the Record Date with respect to the matters to be acted upon at the CBH Meeting. All CBH Series C ESOP Preferred Stock is held of record by CBH's Employee Stock Ownership Plan Trust ("CBH ESOP Trust").

         Quorum; Required Vote. The presence, of a majority of the votes entitled to be cast at the CBH Meeting by the holders of CBH Common Stock and Series C ESOP Preferred Stock either in person or by proxy, will constitute a quorum for the transaction of business at the CBH Meeting. The affirmative vote of the majority of the votes cast by the holders of shares of CBH Common Stock and CBH Series C ESOP Preferred Stock, voting together and not as separate classes, at the CBH Meeting is required for approval of the issuance of the shares of CBH Common Stock in the Merger. For purposes of determining the votes cast with respect to any matter presented for consideration at the CBH Meeting, only those votes cast "FOR" or "AGAINST" are included. Pursuant to the NJBCA, abstentions and brokers non-votes will be counted solely for the purpose of determining whether a quorum is present.

         Stock Ownership. As of the Record Date, the directors and executive officers of CBH beneficially owned and had the right to vote, in the aggregate, 1,243,896 shares of CBH Common Stock, representing approximately 10.4 percent of the total votes entitled to be cast at the CBH Meeting. It is currently expected that members of the management of CBH will vote the shares of CBH Common Stock that they are entitled to vote at the CBH Meeting, in favor of the issuance of the shares of CBH Common Stock in the Merger.


         As of the Record Date, all of the 417,000 shares of CBH Series C ESOP Preferred Stock outstanding were held of record by the CBH ESOP Trust. Additionally, as of such date, the CBH ESOP Trust held of record 72,144 shares of CBH Common Stock. As of the Record Date, 174,834 shares of CBH Series C ESOP Preferred Stock, and all shares of CBH Common Stock held by the CBH ESOP Trust were allocated to individual participant accounts. The co-trustees of the CBH ESOP are Vernon W. Hill, II and C. Edward Jordan, Jr. Each participant may direct the trustees of the CBH ESOP as to the manner in which shares of voting stock allocated to his account are to be voted. Shares which have not been allocated to the account of any participant will be voted by the co-trustees in accordance with such procedures as CBH, as the Plan Administrator, shall direct. Shares which have been allocated to the accounts of participants but for which no voting directions are received will be voted as the trustees direct in the exercise of their independent judgment.

         Voting and Revocation of Proxies. Shares of CBH Common Stock and CBH Series C ESOP Preferred Stock represented by a proxy properly signed and received at or prior to the CBH Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of CBH Common Stock and CBH Series C ESOP Preferred Stock represented by the proxy will be voted "FOR" the proposal to approve the issuance of the shares of CBH Common Stock in the Merger. Any proxy given pursuant to this solicitation may be revoked by the person giving it by giving written notice of such revocation to the Secretary of CBH at any time before it is voted, by submitting to CBH a duly executed, later-dated proxy or by voting the shares subject to such proxy by written ballot at the CBH Meeting. All written notices of revocation and other communications with respect to revocation of CBH proxies should be addressed to:
Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400,
Attention: Corporate Secretary. Attendance at the CBH Meeting will not in and of itself constitute a revocation of a proxy.

         The CBH Board is not aware of any business to be acted upon at the CBH Meeting other than as described herein. If, however, other matters are brought before the CBH Meeting, including, among other things, a motion to adjourn or postpone the CBH Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment; provided, however, that no proxy which is voted against the proposal to approve the issuance of the shares of CBH Common Stock in the Merger will be voted in favor of any such adjournment or postponement. The grant of a proxy will also confer discretionary authority on the persons named in the proxy to vote on matters incident to the conduct of the CBH Meeting.

         Solicitation of Proxies. The solicitation of proxies may be made by directors, officers and regular employees of CBH or its subsidiaries in person or by mail, telephone, facsimile or telegraph without additional compensation payable with respect thereto. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of CBH Common Stock held of record by such persons, and CBH will reimburse them for reasonable expenses incurred by them in so doing. The cost of such solicitation will be borne by CBH.

                                   THE MERGER

         The following information relating to the Merger is qualified in its entirety by reference to the other information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated herein by reference. A copy of the Merger Agreement (excluding the exhibits and schedules thereto) is set forth in Annex A and Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and reference is made thereto for a complete description of the terms of the Merger Agreement and each of the other Annexes hereto carefully.

General

         Subject to the terms and conditions of the Merger Agreement, on the effective Date, IBNJ will merge with and into CBH. Upon consummation of the Merger each outstanding share of IBNJ Common Stock will be converted into the right to receive .935 shares of CBH Common Stock (the "Exchange Ratio") with cash being paid in lieu of any fractional share interest based upon the fair market value of CBH Common Stock on the Effective Date of the Merger, and each outstanding share of IBNJ Series B Non-Convertible Preferred Stock will be cancelled. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS." CBH will initially operate Independence Bank as a separate subsidiary.

         If, prior to the Effective Date, CBH Common Stock undergoes a stock split, stock dividend, recapitalization or similar transaction, the Exchange Ratio will be proportionately adjusted.

Effective Date

         Subject to the terms and conditions of the Merger Agreement, the Effective Date will concur on the third business day after certain conditions to consummation of the Merger, relating to approval of the Merger Agreement by IBNJ and CBH shareholders, receipt of the requisite regulatory approvals and required consents of third parties to the Merger and the listing on the NYSE of the shares of CBH Common Stock to be issued in the Merger, have been satisfied or waived, or such other date as shall be mutually agreed upon by the parties to the Merger Agreement. Subject to the foregoing, it is currently anticipated that the Effective Date will occur on or before March 31, 1997.

Exchange of IBNJ Stock Certificates

         As promptly as practicable after the Effective Date, CBH will cause Chase/Mellon Shareholder Services, LLC (the "Exchange Agent") to send to each holder of record of IBNJ Common Stock on the Effective Date, transmittal materials for use in exchanging all of such holder's certificates representing IBNJ Common Stock for a certificate or certificates representing the CBH Common Stock to which such holder is entitled, and a check for such holder's fractional share interest, if any. The transmittal materials will contain information and instructions with respect to the surrender and exchange of such certificates.

         HOLDERS OF IBNJ COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. CERTIFICATES SHOULD NOT BE RETURNED WITH PROXY CARDS.

         Upon surrender of all of the certificates for IBNJ Common Stock registered in the name of a holder of such certificates (or indemnity satisfactory of CBH and the Exchange Agent if any of such certificates are lost, stolen or destroyed), in accordance with the letter of transmittal, the Exchange Agent will mail to such holder a certificate or certificates representing the number of shares of CBH Common Stock to which such holder is entitled, together with all undelivered dividends or distributions in respect of such shares and, where applicable, a check for any fractional share interest (in each case, without interest).

         All shares of CBH Common Stock into which shares of IBNJ Common Stock are converted on the Effective Date, will be deemed issued as of the Effective Date. After the Effective Date, former holders of record of IBNJ Common Stock will be entitled to vote at any meeting of holders of CBH Common Stock the number of whole shares of CBH Common Stock into which their shares of IBNJ Common Stock have been converted, regardless of whether they have surrendered their IBNJ Common Stock certificates. CBH dividends having a record date on or after the Effective Date will include dividends on shares of CBH Common Stock issued in the Merger, but no dividend or other distribution payable to the holders of record of shares of CBH Common Stock after 30 days after the Effective Date will be distributed to the holder of any CBH Common Stock certificates until such holder physically surrenders all of the certificates for such shares of IBNJ Common Stock as herein-above described. Promptly after such surrender, all undelivered dividends and other distributions and, where applicable, a check for any fractional share interest, will be delivered to such holder (in each case, without interest). As of the Effective Date, the stock transfer books of IBNJ will be closed, and there will be no transfers on the transfer books of IBNJ of the shares of IBNJ Common Stock that were outstanding immediately prior to the Effective Date.

Background


         CBH and IBNJ have had a longstanding relationship. Vernon W. Hill, II, Chairman of the Board and President of CBH, was an initial shareholder of Independence Bank, and served on the Board of Directors of IBNJ for over 18 years. In addition, Independence Bank has been a member of the Network for several years. The Network provides marketing and support services to Independence Bank, and is operated by CBH. The services provided by CBH to IBNJ include certain data processing services, computer support services and other support services. In 1992, CBH purchased approximately 30,000 shares of IBNJ Convertible Preferred Stock and, in connection with the Commerce Bank NJ loan to IBNJ's ESOP, acquired certain stock purchase warrants pursuant to which CBH obtained the right to purchase additional shares of IBNJ stock. Through these longstanding relationships, CBH and IBNJ have developed a working relationship which has proved beneficial to both entities.


         In late September, 1996, Mr. Hill approached the Board of Directors of IBNJ with an expression of interest for CBH's acquisition of IBNJ, while maintaining Independence Bank as a separate subsidiary. IBNJ retained the investment banking firm of MB&D to serve as its financial advisor, to assist in negotiations with CBH, and to render a fairness opinion in the event the IBNJ Board determined to proceed with CBH's proposal. The IBNJ Board held several meetings to review CBH's initial proposal and to negotiate a final proposal. On Thursday, October 10, CBH and IBNJ reached an agreement in principle concerning the proposed Merger, including an

"Exchange Ratio" of .935 shares of CBH Common Stock for each share of IBNJ Common Stock outstanding. On the evening of October 15, 1996, the IBNJ Board met to review the proposed form of Merger Agreement and Stock Option Agreement and received an oral opinion from MB&D regarding the fairness, from a financial point of view, of the proposed Exchange Ratio to the shareholders of IBNJ. The IBNJ Board then voted to approve the Merger. Also on the evening of October 15, 1996, the CBH Board met to review the proposed form of Merger Agreement and Stock Option Agreement and received an oral opinion from Wheat First regarding the fairness, from a financial point of view, of the proposed Exchange Ratio to the shareholders of CBH. The CBH Board then voted to approve the Merger and the related issuance of CBH Common Stock in connection therewith. The Merger Agreement and Stock Option Agreement were executed immediately following the IBNJ and CBH Board meetings.

Reasons

         IBNJ


         The IBNJ Board approved the Merger and believes that the Merger is in the best interests of the shareholders of IBNJ. They believe that the combination of IBNJ and CBH on the terms provided for under the Merger Agreement provides IBNJ shareholders with a good return on their investment while permitting them to continue to share in the organization's continued growth. In addition, the transaction will maintain the ability of Independence Bank to continue to serve its customers and the communities in which it is located. The combination of IBNJ and CBH will provide cost savings and synergies which would not have been available to IBNJ as an independent institution. The combined entity will yield efficiencies in back office functions, elimination of shareholder reporting obligations and certain other costs associated with remaining as an independent company which will enhance the earnings of the combined institution. By allowing Independence Bank to take advantage of CBH's greater size and technological potential, Independence Bank will be able to deliver better and more diverse products to its customers, thereby better serving its existing customers, enhancing the ability of Independence Bank to attract new customers and increasing Independence Bank's earnings potential.


         Because the IBNJ Board concluded that the long-term interests of IBNJ and the maximization of value for its shareholders would best be served by combining with a larger bank holding company which could provide additional resources to IBNJ and its customers, while maintaining Independence Bank as an independent subsidiary operated pursuant to its traditional business plan and philosophy, IBNJ's Board did not give substantial consideration to any proposals other than the one made by CBH.

         After deliberating with respect to the Merger Agreement and the transactions contemplated thereby, and after considering the other alternatives to the Merger Agreement, the IBNJ Board approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of IBNJ and its shareholders. In reaching its determination to approve the Merger Agreement, the IBNJ Board did not assign any relative or specific weights to the various factors considered by it, and individual directors may have given differing weights to different factors. The foregoing discussion of the information and factors considered by the IBNJ Board is not intended to be exhaustive but includes all material factors considered by the IBNJ Board.

         For the reasons described above, the IBNJ Board approved the Merger Agreement and believes the Merger is fair to, and is in the best interest of, its shareholders. Accordingly, the IBNJ Board recommends that IBNJ shareholders vote "FOR" approval of the Merger Agreement.

         CBH

         In reaching its conclusion to approve the Merger, the CBH Board consulted with CBH's senior management, as well as with its financial and legal advisors, and considered various factors, including the following:

                  i) Consistency with CBH Strategy. The effectiveness of the Merger as a method of implementing and accelerating CBH's strategy for long-term, external growth and enhanced shareholder value. This included (a) increased revenue from the sale of CBH products and services to IBNJ customers,
(b) the strong IBNJ banking franchise with a retail and middle-market focus in important markets in New Jersey, (c) the fact that the IBNJ franchise is not contiguous to CBH's banking franchise and provides geographic diversity over a resulting market that includes most of New Jersey, (d) a bank with similar approaches to customer services, credit quality, expense reduction, and growth, and (e) opportunities to leverage capacity in technology over a larger asset and customer base and to realize other expense savings.

                  ii) Certain Financial Information. Certain financial information about the Merger, CBH and IBNJ. This information included, but was not limited to, information with regard to respective recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial data, and comparable merger and acquisition transactions as presented by CBH's financial advisor and senior management. CBH senior management also commented on its due diligence review. The CBH Board took into account that (a) there would be some dilution in 1997 earnings per share before the Merger would have an expected accretive effect by 1998, and (b) that there may be some adverse impact on the CBH Common Stock price following announcement of the transaction because of the activities of arbitrageurs and the investment objectives of certain shareholders.

                  iii) Certain Nonfinancial Information. Certain nonfinancial terms and the structure of the Merger, including information about the terms of the Merger Agreement and the Stock Option Agreement.


                  iv) Opinion Advice of Financial Advisor and Fairness Opinion. The Wheat First Opinion (including the assumptions and financial information and projections relied upon by Wheat First in arriving at such opinion) that, as of date of such opinion, the Exchange Ratio was fair to CBH and its shareholders from a financial point of view. See "-- Opinions of Financial Advisors; Wheat First."


                  v) Regulatory Approvals. The likelihood of the Merger being approved by the appropriate regulatory authorities. See "-- Regulatory Approvals."

         The foregoing discussion of the information and factors considered by the CBH Board is not intended to be exhaustive but includes all material factors considered by the CBH Board. In reaching its determination to approve the Merger, the CBH Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, and considering, among other things, the matters discussed above and the Wheat First Opinion referred to above, the CBH Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement as being in the best interests of CBH and its shareholders.


         For the reasons described above, the CBH Board approved the Merger Agreement, and unanimously recommends that CBH shareholders vote "FOR" the issuance of shares of CBH Common Stock in connection with the Merger.

Opinions of Financial Advisors

         MB&D


         Since October 4, 1996, McConnell, Budd & Downes, Inc. ("MB&D") has formally acted as financial advisor to IBNJ on a contractual basis. MB&D's initial meeting with the IBNJ Board was on September 30, 1996. The scope of MB&D's assignment encompassed a facet of IBNJ's strategic planning process: the evaluation of a possible upstream affiliation with another banking organization. MB&D was retained by IBNJ in response to the receipt of a non-binding expression of interest from CBH. Throughout the process representatives of MB&D were in daily contact with management and attended five meetings of the Board of Directors.


         MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions, knowledge of the New Jersey banking markets in particular and the banking markets in the North Eastern part of the United States in general, and its experience with merger and acquisition transactions involving banking institutions. Members of the Corporate Finance Department of MB&D have advised financial institutions, a number of which involved entities conducting business in New Jersey. MB&D's main office is located in Morristown, New Jersey. MB&D is also an NASDAQ broker-dealer specializing in the securities of banking and thrift entities and produces equity research for institutional and high net worth investors in the securities of financial institutions.


         MB&D has delivered its conditional oral Opinion as of October 15, 1996 and its written Opinion as of the date of this Joint Proxy Statement/Prospectus, that, subject to the limitations set forth in the Opinions, the Exchange Ratio provided for in the Merger Agreement is fair to the holders of IBNJ Common Stock from a financial point of view.


         The full text of the opinion of MB&D dated the date of this Joint Proxy Statement/Prospectus that sets forth assumptions made, matters considered and limits on the review undertaken is attached hereto as Annex D. IBNJ's shareholders are urged to read both this section and the opinion in their entirety. MB&D's opinion is directed to the Exchange Ratio that will be obtained in the Merger and does not constitute a recommendation to any holder of IBNJ Common Stock as to how such holder should vote at the IBNJ Meeting. The summary of the opinion of MB&D set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the opinion itself. The conclusion of the oral opinion of October 15, 1996 is the same as the conclusion of the opinion that appears in Annex D.

         In arriving at its opinion, MB&D (i) reviewed the Merger Agreement, the Stock Option Agreement, and a final draft of this Joint Proxy Statement/Prospectus in substantially the form to be mailed to shareholders;
(ii) reviewed publicly available business and financial information concerning CBH and IBNJ and certain internal financial information and financial projections shared with MB&D by the management's of IBNJ and CBH, respectively;
(iii) held discussions with members of the senior management concerning the past and current results of operations of IBNJ, its current financial condition and management's opinion of the bank's future prospects; (iv) held discussions with members of the senior management of CBH concerning the past and current results of operations of CBH, its current financial condition and management's opinion of CBH's subsidiary banks' future prospects; (v) reviewed the specific acquisition analysis models employed by MB&D to evaluate potential business combinations of banking companies; (vi) considered certain financial and stock market data of CBH (including historical reported price and trading volume) and compared that information with similar information for other publicly held bank holding companies; (vii) reviewed a number of other recently announced transactions involving the acquisition of banking institutions; and (viii) performed such other studies and analyses as MB&D considered appropriate under the circumstances associated with this particular transaction.

         MB&D's opinion takes into account its assessments of general economic, market and financial conditions, its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking and thrift industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it by IBNJ and CBH, and does not assume any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of either IBNJ or CBH. With respect to the financial projections reviewed by MB&D in the course of rendering its opinion, MB&D has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management's of each of IBNJ and CBH as to the most likely future performance of their respective companies. Finally, MB&D has not been furnished with any independent appraisals of the assets or liabilities of either IBNJ or CBH.

         The following is a summary of the analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of all the matters considered by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analysis must be considered as a whole and believes that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of either IBNJ or CBH.

         Estimates that comprise a part of MB&D's analysis are not necessarily indicative of actual value or predictive of future results or values. Estimates of values referenced in any such analysis are not intended to be appraisals and may not reflect the price at which the companies or their securities may actually be sold.

         The following is a summary of the analyses completed by MB&D in connection with rendering and reaffirming its opinion:


         Analysis of the Anticipated Transaction and the Exchange Ratio

         The Common Stock of CBH is traded on the NYSE. The consideration of the Exchange Ratio, valued at the closing price of CBH Common Stock, $27.00, on the day prior to the announcement of an "agreement in principal" (October 11, 1996), as well as the 30-day average closing price of CBH Common Stock, $26.28, on the 30 trading days prior to the announcement of the "agreement in principal", represents the following transaction multiples:


o        Transaction value:

         $25.25 per share of IBNJ Common Stock based upon the CBH closing price on October 11, 1996 with an aggregate transaction value of $73,464,767.64. $24.57 based upon the 30-day average closing price for CBH Common Stock for the period ended October 11, 1996 with an aggregate transaction value of $71,505,707.17.

o        Multiple of Earnings:

         Based upon the October 11, 1996 CBH Common Stock single day closing price:

         28.16 times reported earnings for the fiscal year ended December 31, 1995.
         19.64 times reported earnings for the trailing 12 months ending September 30, 1996.
         18.37 times IBNJ's budgeted earnings for the fiscal year ending December 31, 1996.
         16.50 times IBNJ's projected earnings for the fiscal year ending December 31, 1997.

         Based upon the 30-day average closing price for CBH Common Stock for the period ending October 11, 1996:

         27.40 times reported earnings for the fiscal year ended December 31, 1995.
         19.11 times reported earnings for the trailing 12 months ending September 30, 1996.
         17.88 times IBNJ's budgeted earnings for the fiscal year ending December 31, 1996.
         16.06 times IBNJ's projected earnings for the fiscal year ending December 31, 1997.

o        Multiple of Book Value:

         Based upon the October 11, 1996 CBH Common Stock single day closing price:

         2.50 times tangible book value as of September 30, 1996.

         Based upon the 30-day average closing price for CBH Common Stock for the period ending October 11, 1996:

         2.43 times tangible book value as of September 30, 1996.

 o        Multiple of Market Value:

         The Common Stock of IBNJ is traded on the NASDAQ National Market. The closing price for IBNJ Common Stock on October 11, 1996 was $20.00. An average of the closing price of the last 30 trading days ending October 11, 1996 was $15.15. The 52 week high and low prices for IBNJ Common Stock were $20.00 and $11.50, respectively.

         Based upon the October 11, 1996 CBH Common Stock single day closing price:

         1.26 times the closing market price for IBNJ on October 11, 1996.
         1.67 times the 30 day average closing price for IBNJ Common Stock.
         1.26 times the 52 week high closing price for IBNJ Common Stock.
         2.20 times the 52 week low closing price for IBNJ Common Stock.

         Based upon the 30-day average closing price for CBH Common Stock for the period ending October 11, 1996:

         1.23 times the closing market price for IBNJ on October 11, 1996.
         1.62 times the 30 day average closing price for IBNJ Common Stock.
         1.23 times the 52 week high closing price for IBNJ Common Stock.
         2.14 times the 52 week low closing price for IBNJ Common Stock.


         Specific Acquisition Analysis


         MB&D employs a number of proprietary analysis models to examine hypothetical transactions involving banking and/or thrift companies. The models use forecast earnings data, selected current period balance sheet and income statement data, current market and trading information and a number of assumptions as to interest rates for borrowed funds, opportunity costs of funds, discount rates, dividend streams, effective tax rates and transaction structures (the alternative or combinative uses of common equity, cash, debt or other securities to fund a transaction). The models distinguish between purchase and pooling accounting treatments and inquire into the likely economic feasibility of a given hypothetical transaction, at a given price level or specified exchange rate and employing a specified transaction structure. The models also permit an examination of the capital adequacy of the pro forma institution.

         In connection with the Merger Agreement, MB&D evaluated the Exchange Ratio in a pooling transaction where the consideration to be received by IBNJ shareholders is CBH Common Stock. On the basis of the financial projections of the respective managements, a relatively small amount of nominal earnings dilution will likely be experienced by CBH. It is anticipated that this dilution will be offset over time by enhanced growth opportunities for IBNJ, enhanced earnings through a greater array of products and to a lesser extent efficiencies of the combined institutions.


         In exchanging shares at the agreed upon Exchange Ratio and pursuant to projected performance of each institution, IBNJ shareholders may experience the following benefits on a per share basis. Each .935 shares of CBH Common Stock has approximately 45% more projected pro forma earnings power than 1 share of IBNJ Common Stock. Likewise, IBNJ shareholders will increase tangible book value by approximately 11% by exchanging shares. Finally, assuming the current dividend policy is continued at CBH, IBNJ shareholders will experience a 118% increase in dividend income by exchanging 1 share of IBNJ Common Stock for .935 shares of CBH Common Stock.

         Other Hypothetical Merger Partners


         As part of its assignment, MB&D was instructed by IBNJ's Board of Directors to analyze other hypothetical merger partners. Using publicly available information and without contacting any other banking institution, MB&D analyzed hypothetical transactions with 12 institutions in addition to CBH that it believed would conceivably have had an interest in IBNJ. As part of the analysis, MB&D reviewed deal structure, pricing capabilities, projected pro-forma results and compatibility of franchises. For proposed pooling transactions, MB&D evaluated the market value and liquidity of the hypothetical acquirors' common stock, anticipated dividend income, and capital adequacy. MB&D presented its findings to IBNJ's Board for consideration. The IBNJ Board instructed MB&D not to contact any of the other institutions. Having been advised by both MB&D and its legal advisor, IBNJ's Board resolved that shareholder value would be best served by pursuing a transaction with CBH.


         Discounted Cash Flow Analysis


         As part of its assignment, MB&D performed a discounted cash flow analysis incorporating IBNJ's strategic plan. Discounted cash flow analysis permits the conceptual examination of the present discounted values of potential future results employing selected assumptions and discount rates.


         The following assumptions and projections are a summary of the analyzed business plan provided to MB&D by the management of IBNJ and the discounted cash flow model utilized.

         1. On a per share basis, a control sale is possible currently at a P/E ratio (using estimated 1996 earnings) of 18.11 times or $24.89 in CBH Common Stock.

         2. IBNJ's rate of growth for assets will average 15.68% per annum for the five year period.

         3. IBNJ's average return on assets over the five year period will be 1.04%. Average return on assets for the final fiscal year of the planning period is projected to be 1.03%.

         4. IBNJ's dividend payout ratio is projected to average 31.33% throughout the period.


         5.       A discount rate of 13.5% was applied to all cash flows.

         The last variable needed to project a present value per share is a terminal P/E multiple. MB&D employed hypothetical terminal control transaction P/E multiples ranging from 12 times to 15 times. It is MB&D's opinion that the P/E multiple for a transaction in 2001, the last year of the planning period, would likely fall within this range. The resulting present values fell within a range of $19.67 (P/E multiple of 12) to $24.03 (P/E multiple of 15).

         It is important to note that the discount factors employed embody both the concept of a riskless time value of money and risk factors that reflect the uncertainty of the forecast cash flows and terminal P/E multiples. Use of higher discount rates would result in lower discounted present values. Conversely, use of lower discount rates would result in higher discounted present values.


         The assumptions employed, especially the high sustained rate of asset growth, were then discussed with both IBNJ's management and the IBNJ Board. Within this context both external and internal factors were discussed. Consideration was given to the present health and future prospects of the banking environment within the State of New Jersey. Also, MB&D advised the IBNJ Board that although discounted cash flow analysis is a widely used valuation methodology, it relies on numerous assumptions, including discount rates, terminal values, earnings and asset growth, as well as dividend payout ratios.


         Analysis of Other Comparable Transactions

         MB&D has reviewed 22 publicly announced transactions involving a commercial bank as the target in the State of New Jersey and the New York metropolitan area. These transactions were announced between January of 1995 and September of 1996.

         MB&D is reluctant to place undue emphasis on "comparables analysis" as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. We have observed that such analysis as employed by some industry participants and financial advisors often fails to adequately take into consideration such factors as material differences in the underlying capitalization of the institutions which are being acquired, differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results, failure to exclude non-recurring profit or loss items from the last twelve months earnings streams of target companies, which can distort apparent earnings multiples, differences in the form or forms of consideration used to complete the transactions, differences between the planned method of accounting for the completed transaction and such factors as the relative population demographics of the acquired entities markets as compared or contrasted to such factors for the markets in which comparables are doing business. Comparables analysis also rarely seems to take into consideration the degree of facilities overlap between the acquiror's market and that of the target or the absence of such overlap and the resulting cost savings differentials between two otherwise apparently comparable transactions. MB&D consequently believes that comparables analysis is problematic at best.

         Nevertheless, in October 1996 MB&D reviewed the publicly available information concerning the sample of transactions described above. Within this universe the average (mean) multiple of book value paid by the acquiror was 2.19 times and the maximum multiple paid was 2.94 times, while the minimum multiple was 1.46 times. These statistics can be compared to a multiple of 2.50 (using October 11, 1996 CBH Common Stock single day closing price) which can be derived for the pending Merger. With respect to trailing 12 months earnings multiples for this same data sample, the average P/E multiple paid was 18.10 times and the maximum multiple was 32.50 times, while the minimum multiple was 8.63 times. These statistics can be compared to a multiple of 19.64 which can be derived for the pending Merger.

         Compensation of MB&D

         Pursuant to a letter agreement with IBNJ dated October 4, 1996, MB&D is entitled to receive a fixed fee of $225,000. Said fee will be divided into two payments. The first payment of

$50,000 became payable to MB&D upon the execution of the letter agreement dated October 4, 1996. The remaining payment of $175,000.00 is payable on consummation and closing of the Merger. This payment is conditioned upon the closing of the Merger.


         IBNJ has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred. IBNJ also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of MB&D's engagement, including liabilities under the federal securities laws.

         MB&D has filed a written consent with the Commission relating to the inclusion of its fairness opinion and the references to such opinion and to MB&D in the Registration Statement in which this Joint Proxy Statement/Prospectus is included. In giving such consent, MB&D did not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

         Wheat First


         CBH retained Wheat, First Securities, Inc. ("Wheat First") to act as its financial advisor in connection with the Merger and to render an opinion to the CBH Board as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of CBH Common Stock. Wheat First is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The CBH Board selected Wheat First to serve as its financial advisor in connection with the Merger on the basis of such firm's expertise.


         Representatives of Wheat First attended the meeting of the CBH Board on October 15, 1996, at which the Merger was considered and approved. At the meeting, Wheat First issued its oral opinion that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of CBH Common Stock. A written opinion dated as of the date of this Joint Proxy Statement/Prospectus has been delivered to the CBH Board to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of CBH Common Stock.


         THE FULL TEXT OF WHEAT FIRST'S OPINION AS OF THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON REVIEW UNDERTAKEN IS ATTACHED AS ANNEX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS, IS INCORPORATED HEREIN BY REFERENCE, AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. THE SUMMARY OF THE OPINION OF WHEAT FIRST SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WHEAT FIRST'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO THE HOLDERS OF CBH COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF CBH AS TO HOW SUCH SHAREHOLDER SHOULD VOTE ON THE MERGER.


         In arriving at its opinion, Wheat First reviewed certain publicly available business and financial information relating to CBH and IBNJ and certain other information provided to it, including, among other things, the following: (i) CBH's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1995; (ii) CBH's Quarterly Reports on Form 10-Q and related financial information for the periods ended March 31, 1996, and June 30, 1996; (iii) IBNJ's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1995; (iv) IBNJ's Quarterly Reports on Form 10-Q and related financial information for the periods ended March 31, 1996, and June 30, 1996; (v) IBNJ's Prospectus dated July 19, 1996; (vi) certain publicly available information with respect to historical market prices and trading activity for CBH Common Stock and IBNJ Common Stock and for certain publicly traded financial institutions which Wheat First deemed relevant; (vii) certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant; (viii) the Merger Agreement; (ix) the Registration Statement on Form S-4 of CBH, including this Joint Proxy Statement/Prospectus; (x) certain estimates of the cost savings, revenue enhancements and divestitures projected by CBH and IBNJ for the combined company; (xi) other financial information concerning the businesses and operations of CBH and IBNJ, including certain audited financial information and certain internal financial analyses and forecasts for CBH prepared by senior management; and (xii) such financial studies, analyses, inquiries and other matters as we deemed necessary. In addition, Wheat First met with members of senior management of CBH and IBNJ to discuss the business and prospects of each company.



         In connection with its review, Wheat First relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or publicly available, including the representations and warranties of CBH and IBNJ included in the Merger Agreement, and Wheat First has not assumed any responsibility for independent verification of such information. Wheat First relied upon the managements of CBH and IBNJ as to the reasonableness and achievability of their financial and operational forecasts and projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, and the assumptions and bases therefor, provided to it, and assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Wheat First also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for CBH and IBNJ are adequate to cover such losses. Wheat First did not review any individual credit files of CBH or IBNJ, nor did it make an independent evaluation or appraisal of the assets or liabilities of CBH or IBNJ.


         Additionally, Wheat First considered certain financial and stock market data of CBH and IBNJ and compared that data with similar data for certain publicly-held financial institutions and considered the financial terms of certain other comparable transactions that recently have been announced or effected, as further discussed below. Wheat First also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as it deemed relevant.

         In connection with rendering its opinion dated as of the date of this Joint Proxy Statement/Prospectus, Wheat First performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Exchange Ratio to holders of CBH Common Stock was to some extent a subjective one based on the experience and judgment of Wheat First and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Wheat First believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Wheat First's view of the actual value of CBH or IBNJ.

         In performing its analyses, Wheat First made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of CBH or IBNJ. The analyses performed by Wheat First are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold. In rendering its opinion, Wheat First assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to CBH.

         Wheat First's opinion is just one of the many factors taken into consideration by the CBH Board in determining to approve the Agreement. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for CBH, nor does it address the effect of any other business combination in which CBH might engage.

         The following is a summary of the analyses performed by Wheat First in connection with its opinion delivered to the CBH Board on October 15, 1996:

         Comparable Acquisitions Analysis. Wheat First performed an analysis of premiums paid in fifteen selected pending or recently completed acquisitions valued between $20 million and $400 million of banks or bank holding companies headquartered in New Jersey and Connecticut, announced between January 1, 1995, and October 11, 1996 (the "Selected Transactions"). Multiples of book value, trailing twelve months earnings and annualized latest quarter earnings were compared to the multiples and premiums implied by the consideration based on the Exchange Ratio offered to IBNJ in the Merger. The Selected Transactions included the following pending transactions: Valley National Bancorp/Midland Bancorporation, Inc.; Summit Bancorporation/B.M.J. Financial Corporation; Susquehanna Bancshares, Inc./Atcorp, Inc.; Hubco, Inc./Westport Bancorp, Inc.; and Collective Bancorp, Inc./Continental Bancorp, Inc. The Selected Transactions included the following completed transactions: Hubco, Inc./Hometown Bancorp, Inc.; Hubco, Inc./Lafayette American Bank and Trust Company; Fulton Financial Corporation/Gloucester County Bankshares, Inc.; Hubco, Inc./Growth Financial Corporation; UJB Financial Corporation/Flemington National Bank; Summit Bancorporation/Garden State Bancshares, Inc.; Meridian Bancorp, Inc./United Counties Bancorporation; The Bank of New York Company, Inc./The Putnam Trust Company of Greenwich; Hubco, Inc./Urban National Bank; and United National Bancorp/New Era Bank.


         Based on the market value of CBH Common Stock on October 11, 1996, and financial data for IBNJ as of June 30, 1996 (pro forma for the subsequent conversion of its preferred stock and the exercise of the warrants attached thereto), the analysis yielded ratios of the implied consideration based on the Exchange Ratio offered by CBH to IBNJ (i) to book value of 259.46% compared to an average of 231.40%, for the

Selected Transactions; (ii) to trailing twelve months earnings of 20.16x compared to an average of 19.61x, for the Selected Transactions; and (iii) to latest quarter earnings annualized of 20.55x compared to an average of 19.20x, for the Selected Transactions.

         The following comparisons are based on financial data as of and for the twelve months ended June 30, 1996 (pro forma for the subsequent conversion of its preferred stock and the exercise of the warrants attached thereto), for IBNJ and the twelve-month reporting period prior to the announcement of each transaction for each acquiree in the Selected Transactions: IBNJ had (i) equity to assets of 7.42% compared to an average of 8.03%, for the Selected Transaction acquirees; (ii) nonperforming assets plus loans past due 90 days or more to assets of 1.04% compared to an average of 1.26%, for the Selected Transaction acquirees; (iii) returns on average assets before extraordinary items of 1.08% compared to an average of 0.97%, for the Selected Transaction acquirees; (iv) returns on average equity before extraordinary items of 19.29% compared to an average of 11.86%, for the Selected Transaction acquirees; (v) net interest margin of 5.19% compared to an average of 4.98%, for the Selected Transaction acquirees; and (vi) an efficiency ratio of 68.71% compared to an average of 69.44%, for the Selected Transaction acquirees.


         Acquiror Dilution Analysis. Wheat First identified six potential acquirors of IBNJ, other than CBH, (the "Potential Acquirors") and estimated the ability of those acquirors to purchase IBNJ, assuming that in effecting such purchase such Potential Acquirors would offer a price that reflected zero dilution to their 1997 earnings per share estimates (the consensus of investment research analysts' estimates as compiled by nationally recognized earnings estimate services). In performing its analysis, Wheat First utilized financial data as of June 30, 1996, for the Potential Acquirors and financial data as of June 30, 1996 (pro forma for the subsequent conversion of its preferred stock and the exercise of the warrants attached thereto) for IBNJ. Wheat First also assumed that the Potential Acquirors could realize expense savings that approximated 20% to 50% of IBNJ's non-interest expenses. Wheat First calculated such values for the following Potential Acquirors: Hubco, Inc.; PNC Bank Corporation; Sovereign Bancorp, Inc.; Summit Bancorporation; The Trust Company of New Jersey; United National Bancorp; and Valley National Bancorp. Wheat First performed this analysis under three hypothetical transaction structures: a 100% stock pooling-of-interests transaction, a 55% stock/45% cash purchase transaction and a 100% cash purchase transaction.


         Wheat First determined that the Potential Acquirors could offer IBNJ:
(i) an average of $26.72 per share in a 100% stock pooling-of-interests transaction; (ii) an average of $22.16 in a 55% stock/45% cash purchase transaction; and (iii) an average of $27.14 in a 100% cash transaction. These values compare to the implied consideration based on the Exchange Ratio offered by CBH to IBNJ in the Merger of $25.25 based on the market value of CBH Common Stock on October 11, 1996.

         Discounted Dividends Analysis. Using discounted dividends analysis, Wheat First estimated the present value of the future stream of dividends that IBNJ could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management and an assumed level of expense savings were achieved. Wheat First then estimated the terminal values for IBNJ Common Stock at the end of the period by applying multiples ranging from 11x to 16x earnings projected in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 12% to 15%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of IBNJ Common Stock. This discounted dividend analysis indicated reference ranges of between $20.82 and $32.00 per share for IBNJ Common Stock. These values compare to the implied consideration based on the Exchange Ratio offered by CBH to IBNJ in the Merger of $25.25 based on the market value of CBH Common Stock on October 11, 1996.

         Impact Analysis. Wheat First estimated the impact of the transaction to CBH's book value and 1997 estimated earnings per share. Utilizing financial data as of June 30, 1996, for CBH and financial data as of June 30, 1996 (pro forma for the subsequent conversion of its preferred stock and the exercise of the warrants attached thereto) for IBNJ, Wheat First noted that the transaction would result in 4.58% dilution to CBH's book value per share, 1.69% dilution to CBH's 1997 estimated earnings per share (the consensus of investment research analysts' estimates as compiled by nationally recognized earnings estimate services) assuming expense savings of 14.6% of IBNJ's latest quarter expenses annualized and 0.00% dilution to CBH's 1997 estimated earnings per share (the consensus of investment research analysts' estimates as compiled by nationally recognized earnings estimate services) assuming expense savings of 21.9% of IBNJ's latest quarter expenses annualized.

         In connection with its opinion as of the date hereof, Wheat First confirmed the appropriateness of its reliance on the analyses used to render its October 15, 1996, opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.


         No company or transaction used as a comparison in the above analyses is identical to CBH, IBNJ or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.


         This opinion is dated the date of this Joint Proxy Statement/Prospectus and is based solely upon the information available to us and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof.

         CBH has agreed to pay Wheat First $250,000 in fees as compensation for its financial advisory services, payable as follows: $100,000 upon the execution of the Merger Agreement and $150,000 upon the date of closing of the Merger. CBH has agreed to reimburse Wheat First for its out-of-pocket expenses incurred in connection with the activities contemplated by its engagement, regardless of whether the Merger is consummated. CBH has further agreed to indemnify Wheat First against certain liabilities, including certain liabilities under federal securities laws. The payment of the above fees is not contingent upon Wheat First rendering a favorable opinion with respect to the Merger.

         CBH has retained Wheat First to provide financial advisory services from time to time, for which it received financial advisory fees in customary amounts. In addition, in the course of its securities business, Wheat actively trades CBH Common Stock for its account and for the accounts of its customers and may, therefore, from time to time hold a long or short position in such securities.

Interests of Certain Persons

         General. Certain members of IBNJ's management and of the IBNJ Board have interests in the Merger that are in addition to any interests they may have as shareholders of IBNJ generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of IBNJ directors and officers and directors' and officers' liability insurance. See "SUMMARY -- Interests of Certain Persons" and the discussion set forth below.

         Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that CBH will indemnify the past and present directors, officers and employees of IBNJ against certain liabilities (and will advance certain expenses) following the Effective Date, to the fullest extent that such persons would have been entitled to indemnification (or to advancement of certain expenses) under the laws of the State of New Jersey and the IBNJ Certificate and Bylaws as in effect on the date of the Merger Agreement.


         Employee Stock Options. IBNJ has granted stock options to certain executive officers, directors and key employees under the IBNJ Stock Option Plans (as amended, the "IBNJ Option Plans"). Options granted include non-qualified options which vest in not more than ten years from the date of grant unless all or part are accelerated upon a change of control event (as defined in the IBNJ Option Plans). Pursuant to the IBNJ Option Plans and as of the date of this Joint Proxy Statement/Prospectus, options to purchase 76,400 shares of IBNJ Common Stock are exercisable by their terms. Pursuant to the terms of the individual stock option agreements with executive officers, directors and certain other employees, options to purchase 27,000 shares of IBNJ Common Stock will become exercisable upon a change of control event. The consummation of the Merger Agreement will constitute a "change of control event" for purposes of the IBNJ Option Plans. Accordingly, the foregoing options issued pursuant to the IBNJ Option Plans will become exercisable upon consummation of the Merger Agreement. Options granted under one of the three IBNJ Option Plans will not become exercisable upon a change of control event.


         The following table sets forth with respect to the named executive officers therein and all executive officers as a group (collectively, the "Executive Officer Group") (i) the number of shares covered by options held by such persons, (ii) the number of shares covered by options held by such persons that are currently exercisable, (iii) the number of shares covered by options held by such persons that will become exercisable upon consummation of the Merger Agreement, (iv) the weighted average exercise price for such exercisable options held by such persons, and (v) the aggregate value of such exercisable options based upon the per share value (i.e., stock price less option exercise price of IBNJ Common Stock on the Record Date).

                                                                              Options      Weighted Average
                                                                            Exercisable     Exercise Price       Aggregate
                                                               Options      Upon Approval      Per Share          Value of
                                                              Currently     of the Merger     Exercisable       Exercisable
                                             Options Held    Exercisable      Agreement         Options           Options
                                             -------------- --------------- --------------- ------------------ --------------

A. Roger Bosma.........................      24,000          13,750          2,000            $7.85              $258,300
James R. Napolitano....................      12,025           4,900              -             7.83                80,458
Kevin J. Killian.......................      16,000           5,500          3,500             9.01               137,160
Patrick W. Thaller.....................       2,000               -              -                -                     -
Daniel J. Kosky........................       4,300           1,875              -             6.22                33,806
Executive Officer Group, including the
five executive officers named above
(5 person in total)....................      58,325          26,025          5,500            $8.08              $509,724


         The Merger Agreement provides for CBH to assume all outstanding employee stock options to purchase shares of IBNJ Common Stock on the Effective Date in accordance with the terms of the IBNJ Option Plans and the individual stock option agreements, provided that such options shall thereafter be exercisable for a number of shares of CBH Common Stock reflecting the Exchange Ratio.

         Other Matters Relating to the IBNJ Employee Benefit Plans. CBH currently intends to terminate the IBNJ ESOP as of the Effective Date of the Merger. As a result of the termination of the IBNJ ESOP the following will occur: the IBNJ ESOP Trustees will sell enough shares of CBH Common Stock received as a result of the Merger to pay off the IBNJ ESOP loan from Commerce Bank NJ; all participants in the IBNJ ESOP will become fully vested in their account balances and all remaining unallocated securities will be allocated to IBNJ ESOP plan participants as of the effective date of the termination of the IBNJ ESOP; all assets in each IBNJ ESOP participant's account will be distributed to the participant; and each IBNJ employee who is employed by IBNJ and/or CBH following consummation of the Merger, will be eligible to participate in the CBH ESOP, subject to applicable eligibility and vesting requirements.


         Certain Other Relationships. From time to time, CBH engages in transactions with IBNJ, certain of the IBNJ directors or their related interests, in the ordinary course of business.

Certain Federal Income Tax Consequences

         THE FOLLOWING IS A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION MAY NOT APPLY TO CERTAIN SITUATIONS INCLUDING WITHOUT LIMITATION, TO IBNJ SHAREHOLDERS, IF ANY, WHO RECEIVED IBNJ COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, THAT HOLD IBNJ COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION", OR THAT ARE CORPORATIONS, INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY TAX MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

         As of the date of the Joint Proxy Statement/Prospectus, Blank Rome Comisky & McCauley, CBH's counsel, have advised CBH and IBNJ that in their opinion:


                  (i) No gain or loss will be recognized for federal income tax purposes by holders of shares of IBNJ Common Stock upon the exchange in the Merger of such shares solely into shares of CBH Common Stock (except with respect to cash received in lieu of a fractional share interest in CBH Common Stock).

                  (ii) The tax basis of shares of CBH Common Stock (including the basis of any fractional share interest in CBH Common Stock) received in the Merger by holders of IBNJ Common Stock will be the same as the tax basis of such shares of IBNJ Common Stock surrendered in exchange therefor.

                  (iii) The holding period of shares of CBH Common Stock (including the holding period of any fractional share interest in CBH Common Stock) received in the Merger by holders of IBNJ Common Stock will include the period during which such shares of IBNJ Common Stock surrendered in exchange therefor were held by the holder thereof, provided such shares of IBNJ Common Stock were held as capital assets.

                  (iv) Cash received by a holder of IBNJ Common Stock in lieu of a fractional share interest in CBH Common Stock will be treated as received for such fractional share interest, and, provided the fractional share would have constituted a capital asset in the hands of such holder, the holder should, in general, recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted tax basis in IBNJ Common Stock allocable to the fractional share interest.

         In contrast to the treatment described above in (i), (ii) and (iii), IBNJ shareholders that hold their shares of IBNJ Common Stock as a capital asset and that dispose of such shares prior to the Effective Date will generally recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition and the basis in such shares. Such capital gain or loss will generally be long-term capital gain or loss if the IBNJ shareholder is deemed to have held such shares for more than one year, and otherwise will be short-term capital gain or loss.


         Consummation of the Merger is conditioned, among other things, on receipt by CBH and IBNJ of an opinion of Blank Rome Comisky & McCauley, dated the Effective Date, to the effect that, as of such date, (i) the Merger constitutes a reorganization under Section 368 of the Code, and (ii) no gain or loss will be recognized by holders of shares of IBNJ Common Stock who receive shares of CBH Common Stock in the Merger in exchange for their IBNJ Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected herein or that the positions herein will be upheld by the courts if challenged by the Internal Revenue Service.


         The opinions of Blank Rome Comisky & McCauley summarized above are or will be based, among other things, on representations contained in certificates of officers of IBNJ, CBH and others.

         AS CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF IBNJ COMMON STOCK, AND OTHER FACTORS, EACH SUCH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER (INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE AND LOCAL INCOME AND OTHER TAX LAWS).

Business Pending Consummation and Related Matters

         Pursuant to the Merger Agreement, each of IBNJ and CBH has made certain covenants, with respect to itself and its subsidiaries, relating to the conduct of business pending consummation of the Merger. Among other things, IBNJ agreed (except as otherwise contemplated by the Merger Agreement or with the written consent of CBH) not to: (i) conduct its business other than in the ordinary and usual course; (ii) pay dividends above certain specified levels (i.e., $.35 per share on an annualized basis) or redeem or otherwise acquire shares of its capital stock, issue additional shares of its capital stock (except upon the exercise of currently outstanding stock options) or give any person the right to acquire any such shares; (iii) increase any salaries or employee benefits or enter into or modify any employee benefit plans, except for certain increases in the ordinary course of business and certain changes required by law or to satisfy pre-existing contractual obligations; or (iv) dispose of any of its material assets, business or property or acquire any material business or property of any other entities.

         The Merger Agreement also provides that without the prior written consent of the other party or as permitted by the applicable terms of the Merger Agreement, IBNJ will not, subject to the fiduciary duties of its board of directors, solicit or encourage inquiries or proposals with respect to, or engage in negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to the acquisition of a substantial equity interest in, or a substantial portion of the assets of, IBNJ.

Regulatory Approvals

         The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. Under the BHCA, the Federal Reserve Board considers the financial and managerial resources of the companies involved and whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. In addition, the Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977.


         The Merger is also subject to the approval of the New Jersey Department of Banking and Insurance.

         Applications will be filed by CBH with the Federal Reserve Board and with the New Jersey Department of Banking and Insurance.


         The Merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the dates of any of such approvals. There can also be no assurance that such approvals will not contain a condition or requirement which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement. See "-- Conditions to Consummation." There can likewise be no assurance that the United States Department of Justice will not challenge the Merger, or, if such challenge is made, as to the result thereof.

Conditions to Consummation

         Consummation of the Merger is subject, among other things, to: (i) approval of the Merger Agreement by the requisite vote of the shareholders of IBNJ and CBH; (ii) receipt of all required regulatory approvals by CBH and IBNJ without the imposition of any condition or requirement that, in the reasonable judgment of CBH or IBNJ, would so materially and adversely impact the economic or business benefits to such party of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not have entered into the Merger Agreement; (iii) no court or agency having taken any action, nor any law or regulation having been enacted or adopted, which prohibits the Merger; (iv) receipt by CBH and IBNJ of the opinion of Blank Rome Comisky & McCauley, dated the Effective Date, as to certain federal income tax consequences of the Merger; (v) the CBH Common Stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance; (vi) the receipt of a letter, dated the Effective Date, from CBH's independent auditor relating to pooling of interests accounting treatment for the Merger; and (vii) the delivery of officer's certificates by CBH and IBNJ with respect to the continued accuracy of representations and warranties and compliance with covenants in the Merger Agreement.

Termination

         The Merger Agreement may be terminated by mutual agreement of the IBNJ Board and the CBH Board. The Merger Agreement may also be terminated by either the IBNJ Board or the CBH Board (i) if the Merger does not occur on or before June 30, 1997 (provided that the terminating party has not knowingly caused the Merger not to occur by such date), (ii) in the event of a breach of the Merger Agreement by the other party that cannot be or has not been cured within 30 days after notice of such breach, or (iii) if the requisite approval of either the CBH or IBNJ shareholders or the Federal Reserve Board are not obtained.

         In addition, the Merger Agreement may be terminated by the IBNJ Board, at its sole option, if the CBH Average Price (i.e., the average closing prices of CBH Common Stock for the first ten trading days of the fifteen trading day period immediately preceding the Effective Date of the Merger) is $20.00 or below and the CBH Board has a similar right to terminate the Merger Agreement in the event that the CBH Average Price is $33.50 or above. There can be no assurance that either the IBNJ Board or CBH Board would exercise its right to terminate the Merger Agreement if a Termination Event (i.e., the conditions above) exists.

         IBNJ shareholders should be aware that the market price of CBH Common Stock between the determination of the CBH Average Price and the Effective Date, as well as on the date certificates representing shares of CBH Common Stock are delivered in exchange for shares of IBNJ Common Stock following consummation of the Merger, will fluctuate and possibly decline and the value of the CBH Common Stock actually received by holders of IBNJ Common Stock may be more or less than
(i) the CBH Average Price, or (ii) the value of the CBH Common Stock on the Effective Date resulting from the Exchange Ratio.

         It is not possible to know whether a Termination Event will occur until after the determination of the CBH Average Price. Neither the IBNJ Board nor CBH Board has made a decision as to whether it would exercise its right to terminate the Merger Agreement if there is a Termination Event. In considering whether to exercise its termination right in such situation, the IBNJ Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval of the Merger Agreement by the shareholders of IBNJ at the IBNJ Meeting will confer on the IBNJ Board the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event of a Termination Event and without any further action by, or resolicitation of, the shareholders of IBNJ. If the IBNJ Board elects to exercise its termination right, IBNJ must give CBH prompt notice of that decision.

         The foregoing discussion is qualified in its entirety by reference to the applicable provisions in the Merger Agreement (a copy of which is set forth as Annex A and Annex B to this Joint Proxy Statement/Prospectus) relating to possible Termination Event.

Stock Option Agreement

         As an inducement and condition to CBH's willingness to enter into the Merger Agreement, IBNJ entered into the Stock Option Agreement with CBH. Pursuant to the Stock Option Agreement, IBNJ granted the IBNJ Option to CBH. The purchase of any shares of IBNJ Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the BHCA.

         If CBH is not in material breach of the Stock Option Agreement or the Merger Agreement and if no injunction or other court order against delivery of the shares covered by the related IBNJ Option is in effect, CBH may exercise the IBNJ Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

         (i) IBNJ or any IBNJ subsidiary, without having received CBH's prior written consent, shall have entered into an agreement (including without limitation a letter of intent or similar-type document) with any person (other than CBH or any CBH subsidiary) to (x) merge or consolidate, or enter into any similar transaction, with IBNJ or any IBNJ subsidiary, (y) purchase, lease or otherwise acquire all or substantially all of the assets of IBNJ or any IBNJ subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of IBNJ or any IBNJ subsidiary; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only IBNJ, IBNJ's Employee Stock Ownership Plan ("IBNJ ESOP") and one or more of its subsidiaries or involving only any two or more of such subsidiaries, be deemed to be a Purchase Event, provided any such transaction is not entered into in violation of the terms of the Merger Agreement;

         (ii) any person (other than IBNJ, any IBNJ subsidiary, the IBNJ subsidiaries in a fiduciary capacity, the IBNJ ESOP, CBH, affiliates of CBH or subsidiaries of CBH in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of IBNJ Common Stock (the term "beneficial ownership" for purposes of this Stock Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

         (iii) any person (other than IBNJ, any IBNJ subsidiary, the IBNJ ESOP, CBH or any CBH affiliate) (x) shall have made a bona fide proposal to IBNJ by public announcement or written communication that is or becomes the subject of public disclosure to acquire IBNJ or any IBNJ subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of IBNJ Common Stock such that upon consummation of such offer such person would own or control 10% or more of the outstanding shares of IBNJ Common Stock, or (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause
         (i) or (ii) above, and thereafter the holders of IBNJ Common Stock shall have not approved the Merger Agreement and the transactions contemplated thereby at the meeting of such shareholders held for such purpose or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement; or

         (iv) IBNJ or any IBNJ subsidiary shall have breached any of its obligations under the Merger Agreement.

         Upon the occurrence of certain events set forth in the related Stock Option Agreement, at the election of CBH the IBNJ Option (or shares issued pursuant to the exercise thereof) must be repurchased by IBNJ (the "Repurchase") or converted into, or exchanged for, an option of another corporation or IBNJ (the "Substitute Option"). In addition, the Stock Option Agreement grants certain registration rights ("Registration Rights") to CBH with respect to the shares represented by the related IBNJ Options. The terms of such Repurchase, Substitute Option and Registration Rights are set forth in the Stock Option Agreement.

         The Stock Option Agreement and the IBNJ Options are intended to increase the likelihood that the Merger will be consummated according to the terms set forth in the Merger Agreement, and may be expected to discourage offers by third parties to acquire IBNJ prior to the Merger.

         To the knowledge of IBNJ, no event giving rise to exercise of the IBNJ Option has occurred as of the date of this Joint Proxy Statement/Prospectus.

         A copy of the Stock Option Agreement is set forth in Annex C to this Joint Proxy Statement/Prospectus, and reference is made thereto for the complete terms of the Stock Option Agreement and the IBNJ Option. The foregoing discussion is qualified in its entirety by reference to the Stock Option Agreement.

Resale of CBH Common Stock

         The shares of CBH Common Stock into which shares of IBNJ Common Stock are converted on the Effective Date will be freely transferable by the holders of such shares, except for those shares held by those holders who may be deemed to be "affiliates" of IBNJ or CBH under applicable federal securities laws.

         In addition to the foregoing, consummation of the Merger is conditioned upon "affiliates" of IBNJ having agreed not to sell or otherwise dispose of any CBH Common Stock or IBNJ Common Stock beneficially owned by them during a period commencing 30 days prior to the Effective Date and ending upon publication by CBH of combined financial statements covering at least 30 days of the combined entities' operations after the Merger and except as permitted by Commission Rule 145.

Dissenters' Appraisal Rights

         Holders of IBNJ Common Stock and CBH Common Stock do not have dissenters' appraisal rights in connection with the Merger.

Accounting Treatment

         It is expected that the pooling of interests method of accounting will be used to reflect the Merger, and it is a condition to consummation of the Merger that CBH receive a letter, dated the Effective Date, from CBH's independent auditor regarding their concurrence with CBH management's conclusion that the Merger qualifies for such accounting treatment. See "-- Conditions to Consummation." As required by generally accepted accounting principles, under pooling of interests accounting, as of the Effective Date the assets and liabilities of IBNJ would be added to those of CBH at their recorded book values and the shareholders' equity accounts of CBH and IBNJ would be combined on CBH's consolidated balance sheet. On a pooling of interest accounting basis, income and other financial statements of CBH issued after consummation of the Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of CBH and IBNJ as if the Merger had taken place prior to the periods covered by such financial statements. The unaudited pro forma financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the pooling of interests accounting basis to account for the Merger. See "SELECTED FINANCIAL INFORMATION" and "PRO FORMA FINANCIAL INFORMATION."

Waiver; Amendment

         Prior to the Effective Date, any provision of the Merger Agreement may be: (i) waived by the party benefitted by the provision; or (ii) amended or modified at any time by an agreement in writing among the parties thereto, approved by their respective Boards of Directors and executed in the same manner as the Merger Agreement, provided that, after approval by the shareholders of IBNJ, the consideration to be received by the holders of IBNJ Common Stock may not thereby be decreased.

Market Prices

  The following table sets forth (i) the high and low last reported sale prices per share of CBH Common Stock (trading symbol, "CBH") on the NYSE Tape (and prior to September 26, 1996 on the NASDAQ National Market) and IBNJ Common Stock (trading symbol, "IBNJ") on the NASDAQ National Market, and (ii) the equivalent pro forma market values per share of IBNJ Common Stock, based on a .935 Exchange Ratio.

                                                                                               Equivalent Pro Forma
                                                           CBH                  IBNJ            Per Share of IBNJ
                                                                                                 Common Stock (1)
                                                   -------------------- --------------------- ----------------------
                                                     High       Low        High       Low        High        Low
                                                   --------- ---------- ---------- ---------- ----------- ----------

1994
First quarter...................................     $ 15.64    $ 13.39     $ 8.50     $ 7.25     $ 14.62    $ 12.52
Second quarter..................................       17.69      14.06       8.50       7.75       16.54      13.15
Third quarter...................................       21.55      17.00      11.50       8.25       20.15      15.90
Fourth quarter..................................       19.50      15.64      10.75       8.75       18.23      14.62

1995
First quarter...................................     $ 17.97    $ 14.77    $ 10.25     $ 8.50     $ 16.80    $ 13.81
Second quarter..................................       18.45      15.72      13.25      10.00       17.25      14.70
Third quarter...................................       24.17      18.22      14.25      12.25       22.60      17.03
Fourth quarter..................................       23.58      20.83      14.50      12.50       22.05      19.47

1996
First quarter...................................     $ 22.88    $ 20.13    $ 14.75    $ 12.75     $ 21.39    $ 18.82
Second quarter..................................       24.75      20.25      13.25      11.50       23.14      18.93
Third quarter...................................       28.00      21.00      16.75      11.75       26.18      19.64
Fourth quarter (through November 19)............       28.00      25.75      24.25      15.75       26.18      24.08

---------------------

(1) Equivalent pro forma market values per share of IBNJ Common Stock represent the high and low last reported sales prices per share of CBH Common Stock, multiplied by a .935 Exchange Ratio, rounded down to the nearest cent.

         On October 11, 1996, the last business day prior to public announcement of an agreement in principal, the last reported sale prices per share of CBH Common Stock on the NYSE Tape and IBNJ Common Stock on the NASDAQ National Market were $27.00 and $20.00. respectively. On November 19, 1996, the last practicable trading day prior to the mailing of this Joint Proxy Statement/Prospectus, such prices were $28.00 and $24.25, respectively.

         IBNJ and CBH shareholders are advised to obtain current market quotations for CBH Common Stock and IBNJ Common Stock. No assurance can be given as to the market prices of CBH Common Stock or IBNJ Common Stock at any time before the Effective Date or as to the market price of CBH Common Stock thereafter.

         The Merger Agreement provides for the filing of a listing application with the NYSE covering the shares of CBH Common Stock to be issued in the Merger. It is a condition to consummation of the Merger that such shares be authorized for listing on the NYSE, subject to official notice of issuance.

Dividends

         The following table sets forth (i) the cash dividends paid or declared on CBH Common Stock and IBNJ Common Stock with respect to each calendar quarter since January 1, 1994, and (ii) the equivalent pro forma cash dividends paid per share of IBNJ Common Stock, based on a .935 Exchange Ratio. See "-- Exchange of IBNJ Stock Certificates", "-- Business Pending Consummation and Related Matters" and "DESCRIPTION OF CBH CAPITAL STOCK --Payment of Dividends."


                                                                                        Equivalent Pro Forma Per
                                                              CBH          IBNJ        Share of IBNJ Common Stock
                                                                                                  (1)
                                                          ----------- -------------- ------------------------------
1994
First quarter...........................................      $0.1296       --                 $ 0.1212
Second quarter..........................................       0.1361       --                   0.1273
Third quarter...........................................       0.1474       --                   0.1378
Fourth quarter..........................................       0.1474       --                   0.1378

1995
First quarter...........................................     $ 0.1474       --                 $ 0.1378
Second quarter..........................................       0.1548  $ 0.0250                  0.1447
Third quarter...........................................       0.1548    0.0250                  0.1447
Fourth quarter..........................................       0.1548    0.0250                  0.1447

1996
First quarter...........................................     $ 0.1667  $ 0.0625                $ 0.1559
Second quarter..........................................       0.1750    0.0625                  0.1636
Third quarter...........................................       0.1750    0.0750                  0.1636
Fourth quarter (through November 19)....................       0.1750       --                   0.1636

---------------------

(1) Equivalent pro forma cash dividends paid per share of IBNJ Common Stock amounts represent CBH historical dividend rates per share, multiplied by a .935 Exchange Ratio, rounded to the nearest cent. The current annualized dividend rate per share of CBH Common Stock, based upon the most recently declared quarterly dividend rate of $.0.175 per share of CBH Common Stock payable on October 15, 1996, would be $0.69. On an equivalent pro forma basis, such current annualized CBH dividend per share of IBNJ Common Stock would be $0.65, based on a .935 Exchange Ratio, rounded down to the nearest cent. No assurances can be given as to future dividend rates. Future CBH and IBNJ dividends are dependent upon the respective earnings and financial condition of CBH and IBNJ, as well as government regulations and policies and other factors.

                         Pro Forma Financial Information
                   Pro Forma Combined Condensed Balance Sheet
              Commerce Bancorp, Inc. and Independence Bancorp, Inc.
                               September 30, 1996
                                   (unaudited)



 The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of CBH and IBNJ, assuming the companies had been combined as of September 30, 1996, on a pooling of interests accounting basis with respect to the Merger.

                                                                                                       Pro Forma       Pro Forma
                                                                    CBH               IBNJ            Adjustments       Combined
                                                                -----------        -----------        -----------      -----------
                                                                                           (in thousands)

Assets
Cash and due from banks .................................       $   123,972        $    27,576        ($      763)     $   150,785
Federal funds sold ......................................            12,850              2,530                              15,380
                                                                -----------        -----------        -----------      -----------
    Total cash and cash equivalents .....................           136,822             30,106        (       763)         166,165
Mortgages held for sale .................................             1,254                                                  1,254
Trading securities ......................................             3,203                                                  3,203
Securities available for sale ...........................           765,893             28,137             (2,731)         791,299
Securities held to maturity .............................           626,373            137,193                             763,566
Loans ...................................................         1,059,380            165,680             (1,099)       1,223,961
    Allowance for loan losses ...........................            14,190              2,673                              16,863
                                                                -----------        -----------        -----------      -----------
    Loans, net ..........................................         1,045,190            163,007             (1,099)       1,207,098
Bank premises and equipment, net ........................            83,796              6,572                              90,368
Goodwill ................................................             3,457                                                  3,457
Other assets ............................................            46,734              4,546                              51,280
                                                                -----------        -----------        -----------      -----------
    Total assets ........................................       $ 2,712,722        $   369,561        ($    4,593)     $ 3,077,690
                                                                ===========        ===========        ===========      ===========


Liabilities
Deposits
    Interest-bearing ....................................       $   729,686        $   114,797                         $   844,483
    Noninterest-bearing .................................           493,294             85,337        ($      763)         577,868
    Savings .............................................           528,563             65,955                             594,518
    Time ................................................           733,550             73,446                             806,996
                                                                -----------        -----------        -----------      -----------
    Total deposits ......................................         2,485,093            339,535               (763)       2,823,865
Other borrowed money ....................................            25,000                                                 25,000
Other liabilities .......................................             5,985              1,361               (351)           6,995
Obligation to Employee Stock Ownership
    Plan (ESOP) .........................................             3,590              1,099             (1,099)           3,590
Long-term debt ..........................................            23,000                                                 23,000
                                                                -----------        -----------        -----------      -----------
    Total liabilities ...................................         2,542,668            341,995             (2,213)       2,882,450

Stockholders' equity
Common stock ............................................            18,007              4,731               (786)          21,952
Preferred stock .........................................             7,506                 30                (30)           7,506
Paid in capital .........................................           126,251             18,204               (912)         143,543
Retained earnings .......................................            31,912              5,792                              37,704
Unrealized loss on available for sale securities ........            (8,408)               (90)              (652)          (9,150)
Less commitment to ESOP .................................            (3,590)            (1,101)                             (4,691)
Less treasury stock .....................................            (1,624)                                                (1,624)
                                                                -----------        -----------        -----------      -----------
    Total stockholders' equity ..........................           170,054             27,566             (2,380)         195,240
                                                                -----------        -----------        -----------      -----------
    Total liabilities and stockholders' equity ..........       $ 2,712,722        $   369,561        ($    4,593)     $ 3,077,690
                                                                ===========        ===========        ===========      ===========

                Pro Forma Combined Condensed Statements of Income
              Commerce Bancorp, Inc. and Independence Bancorp, Inc.
                                   (unaudited)

         The following unaudited pro forma combined condensed statements of income present the combined statements of income of CBH and IBNJ, assuming the companies had been combined for each period presented on a pooling of interests accounting basis.

                                                  Nine Months Ended
                                                    September 30,                        Years Ended December 31,
                                                 --------------------    ---------------------------------------------------------
                                                   1996        1995        1995        1994        1993        1992         1991
                                                 --------    --------    --------    --------    --------    --------     --------
                                                                          (in thousands, except per share data)

Interest income..............................    $148,336    $138,906    $186,233    $165,067    $130,462    $109,119    $100,591
Interest expense.............................      56,617      57,489      76,334      62,070      49,030      46,936      53,279
                                                 --------    --------    --------    --------    --------    --------     --------
Net interest income..........................      91,719      81,417     109,899     102,997      81,432      62,183       47,312
Provision for loan losses....................       2,548       2,113       2,774       5,224       8,616       8,983       15,703
                                                 --------    --------    --------    --------    --------    --------     --------
Net interest income after provision for loan
  loss ......................................      89,171      79,304     107,125      97,773      72,816      53,200       31,609
Net investment securities gains..............         855         106         106         641       3,428         493        6,553
Noninterest income...........................      21,489      16,339      23,517      18,950      17,249      14,242       11,508
Noninterest expense..........................      77,955      65,385      89,493      82,863      68,785      52,479       47,585
                                                 --------    --------    --------    --------    --------    --------     --------
Income before income taxes...................      33,560      30,364      41,255      34,501      24,708      15,456        2,085
Income taxes.................................      11,924      10,951      14,720      12,441       8,884       4,436          122
                                                 --------    --------    --------    --------    --------    --------     --------
Net income...................................      21,636      19,413      26,535      22,060      15,824      11,020        1,963
Dividends on preferred stock.................         648         842       1,004       1,497       2,133       1,691        1,574
                                                 --------    --------    --------    --------    --------    --------     --------
Net income applicable to common stockholders.    $ 20,988     $18,571     $25,531     $20,563     $13,691      $9,329         $389
                                                 ========    ========    ========    ========    ========     =======     ========

PRO FORMA PER COMMON SHARE DATA
Primary
Net income applicable to common stockholders.       $1.47       $1.36       $1.85       $1.78       $1.29       $0.98        $0.05
Average common shares-primary (in thousands).      14,302      13,672      13,803      11,545      10,645       9,486        8,489
                                                 ========    ========    ========    ========    ========     =======     ========
Fully diluted
Net income applicable to common stockholders.       $1.44       $1.34       $1.83       $1.72       $1.28
Average common shares-fully diluted
  (in thousands)                                   15,001      14,422      14,460      12,744      12,179
                                                 ========    ========    ========    ========    ========


COMMERCE BANCORP HISTORICAL PER
COMMON SHARE DATA
Primary
Net income applicable to common stockholders.       $1.56       $1.51       $2.03       $2.14       $1.61       $1.21        $0.75
Average common shares-primary (in thousands).      11,777      11,147      11,278       9,020       8,120       6,961        5,964
                                                 ========    ========    ========    ========    ========     =======     ========
Fully diluted
Net income applicable to common stockholders.       $1.51       $1.46       $1.96       $1.98       $1.49       $1.17
Average common shares-fully diluted (in
 thousands)..................................      12,476      11,897      11,935      10,219       9,654       8,570
                                                 ========    ========    ========    ========    ========     =======

                    NOTES TO PRO FORMA FINANCIAL INFORMATION


1. The pro forma information presented with respect to the Merger assumes the Merger was consummated as of the beginning of each of the periods presented. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.


2. CBH completed the acquisitions of two insurance brokerage agencies as of November 15, 1996: Morales, Potter & Buckelew, Inc. t/a Buckelew & Associates, Toms River, New Jersey, and Keystone National Companies, Inc., Cherry Hill, New Jersey. These acquisitions were completed by issuing approximately 517,000 shares of CBH Common Stock. CNH has pending the acquisition of another insurance brokerage agency: Chesley & Cline, Inc., Mt. Holly, New Jersey. CBH plans to issue approximately 2,000,000 shares of Common Stock to complete this acquisition. The impact of the acquisitions, which will be accounted for as pooling of interests, is immaterial to the consolidated results of operations and financial position of CBH. Accordingly, the pro forma financial information presented herein does not include any pro forma adjustments related to these acquisitions.

Consummation of the Merger or the pending acquisition is not contingent upon consummation of any other acquisition. Consummation of one or all of the pending acquisitions prior to the consummation of the Merger would not materially impact the results of operations of CBH.


3. It is assumed that the Merger will be accounted for on a pooling of interests accounting basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an Exchange Ratio of .935 shares of CBH Common Stock for each of the 2,837,789 shares of IBNJ Common Stock (less 140,327 shares held by CBH) which were outstanding at September 30, 1996.

As a result, information was adjusted for the Merger by the (i) addition of 2,525,000 shares of CBH Common Stock amounting to $3,945,000; (ii) elimination of 2,837,789 shares of IBNJ Common Stock (including 140,327 shares held by CBH) amounting to $4,731,000; (iii) elimination of 30,000 shares of IBNJ Series B Nonconvertible Preferred Stock, held by CBH amounting to $30,000; (iv) reversal of the unrealized gain on shares of IBNJ held by CBH of $652,000, net of taxes of $351,000; and (v) recording of the remaining net amount of $912,000 as a reduction in paid in capital at September 30, 1996.


Information was also adjusted for the Merger by the elimination of the loan from CBH to the IBNJ ESOP in the amount of $1,099,000 and the elimination of an IBNJ non-interest bearing deposit at CBH of $763,000.


As of September 30, 1996, CBH and IBNJ had 3,543,644 and 210,681 shares of common stock reserved for issuance, respectively (excluding, as to CBH, shares reserved for issuance in connection with the Merger), which are not included in the pro forma financial information presented herein.

4. Income per share data has been computed based on the combined historical net income applicable to common shareholders of CBH and IBNJ using the historical average shares outstanding of CBH Common Stock, adjusted to reflect the equivalent shares of CBH Common Stock to be issued in the Merger, as of the earliest applicable period presented.

5. Certain insignificant reclassifications have been included herein to conform statement presentation. Transactions conducted in the ordinary course of business between CBH and IBNJ are immaterial, and accordingly, have not been eliminated.

6. The unaudited pro forma financial information does not include any Merger-related expenses.

                                      IBNJ


General


         Financial and other information relating to IBNJ, including information relating to IBNJ's directors and executive officers, is set forth in IBNJ's 1995 Annual Report (which incorporated certain portions of IBNJ's 1996 Annual Meeting Proxy Statement), IBNJ's 1996 Third Quarter Report on Form 10-Q each of which are incorporated by reference herein and copies of each of which are being provided with this Joint Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."



History and Business

         Independence Bancorp, Inc. ("IBNJ") is a New Jersey business corporation which is registered as a bank holding company under BHCA. As a bank holding company, IBNJ's operations are confined to the ownership and operation of banks and activities deemed by the Federal Reserve Board to be so closely related to banking to be a proper incident thereto. IBNJ incorporated on November 10, 1983, for the purpose of acquiring Independence Bank of New Jersey ("Independence Bank") and thereby enabling IBNJ to operate within the bank holding company structure. On June 28, 1984, IBNJ acquired 100 percent of the outstanding shares of Independence Bank.

         Except as otherwise indicated, all references herein to IBNJ include Independence Bank.

         The principal activities of IBNJ are the owning and supervising of Independence Bank, which engages in a general banking business from seven offices located in Bergen County, New Jersey, and one office in Passaic County, New Jersey. The day-to-day affairs of Independence Bank are managed by Independence Bank's officers and directors. IBNJ's principal executive offices are located at 1100 Lake Street, Ramsey, New Jersey 07446.

         Independence Bank

         Independence Bank is an independent community bank which seeks to provide personal attention and professional financial assistance to its customers. Independence Bank is a locally managed, owned and oriented financial institution.


         Independence Bank is a member of the Network and has the exclusive right to use the "Yes Bank" logo within its primary service area. The Network provides certain marketing and support services to Independence Bank. The Network is a group of five community banks with over 70 branch banking offices throughout New Jersey and southeastern Pennsylvania that provides certain marketing support services and technical support services to its members which allows them to take advantage of the Network's size.


         Independence Bank provides a broad range of retail and commercial banking services for consumers and small and mid-sized companies through branch offices in Ramsey, Allendale, Ridgewood, Mahwah, Montvale, Park Ridge, Hackensack and Hawthorne, New Jersey. Independence Bank's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network. Independence Bank is not a member of the Federal Reserve System. Independence Bank's deposits are insured by the Bank Insurance Fund

("BIF") of the Federal Deposit Insurance Corporation (the "FDIC") to the maximum extent permitted by law. As of September 30, 1996, Independence Bank had total assets of approximately $369.6 million, total deposits of approximately $339.5 million and total shareholders' equity of approximately $27.6 million.


         Independence Bank has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. Independence Bank's branch concept uses a prototype or standardized branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, Independence Bank plans to open a number of new branch offices in the next five years. Independence Bank's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. Independence Bank has attempted to locate its branches in the fastest growing communities within its primary service area.

         Commercial loans are made to companies located within Independence Bank's market area for working capital and other short term needs and term loans for the acquisition of assets. Construction loans are primarily made to local developers and are primarily made on single family structures which are generally under contract before being built. Commercial mortgage loans are made to local property owners. Residential loans are predominantly secured by one-to-four family properties in Independence Bank's primary market area. Independence Bank's underwriting standards require a careful consideration of a borrower's financial condition, as reflected on acceptable financial statements, as well as the management capability, industry and economic environment affecting the borrower. Each potential credit is evaluated on, among other factors, the specific purpose and structure of the loan, the source of and schedule for repayment, the borrower's financial strength and character, and the value of any collateral.

         Independence Bank is not dependent on any one or more major customers.

         Service Area

         Independence Bank's primary service area includes Bergen and Passaic Counties, New Jersey, and more particularly the following cities located in these counties where Independence Bank has branch offices: Ramsey, Allendale, Ridgewood, Mahwah, Montvale, Park Ridge, Hackensack and Hawthorne. Retail deposits gathered through these focused branching activities are used to support Independence Bank's lending throughout Northern New Jersey.

         Retail Banking Activities

         Independence Bank provides a broad range of retail banking services and products, including free personal checking accounts and savings programs, negotiable orders of withdrawal ("NOW") accounts, money-market accounts, certificates of deposit, secured and unsecured loans, consumer loan programs (including installment loans for home improvement and the purchase of consumer goods and automobiles), home equity and Visa/MasterCard revolving lines of credit, overdraft checking, mortgage loans, safe deposit facilities, wire transfers, automated teller facilities, money orders and holiday club accounts.

         Commercial Banking Activities


         Independence Bank offers a broad range of commercial banking services, including free business checking accounts (subject to a $1,000 minimum balance), night depository facilities, wire transfers, money-market accounts, certificates of deposit, short-term loans for seasonal or working capital purposes, term loans for fixed assets and expansion purposes, revolving credit plans and other commercial loans to fit the needs of its customers. Independence Bank also finances the construction of business properties and makes real estate mortgage loans on completed buildings. Where the needs of the customer exceed Independence Bank's lending limit for any one customer (approximately $4.4 million at September 30, 1996), Independence Bank may participate with other banks in making a loan.


         Competition

         Independence Bank's service area is characterized by intense competition for banking business among bank holding companies and commercial banks, thrift institutions and other financial institutions. Independence Bank actively competes with such banks and financial institutions for local retail and commercial accounts. Independence Bank also is subject to competition from other major banking and financial institutions outside its service area, many of which are substantially larger and have greater financial resources than Independence Bank. Other competitors, including credit unions, consumer finance companies, insurance companies and money-market mutual funds, compete with certain lending and deposit gathering services offered by Independence Bank.

         Other institutions may have the ability to finance wide-ranging advertising campaigns, and to allocate investment assets to regions of highest yield and demand. Many institutions offer services such as trust services and international banking which Independence Bank does not directly offer (but which Independence Bank may offer indirectly through other institutions). Many institutions, by virtue of their greater total capital, can have substantially higher lending limits than Independence Bank.

         In commercial transactions, Independence Bank's legal lending limit to a single borrower permits it to compete effectively for the business of smaller businesses. However, this legal lending limit is considerably lower than that of various competing institutions, and thus may act as a constraint on Independence Bank's effectiveness in competing for financings in excess of these limits.

         In consumer transactions, Independence Bank believes that it is able to compete effectively with larger financial institutions because it offers longer hours of operation, personalized service and competitive interest rates on savings and time accounts with low minimum deposit requirements.

         In order to compete more effectively with other financial institutions both within and beyond its primary service area, Independence Bank uses, to the fullest extent possible, the flexibility which independent status permits. This includes an emphasis on specialized services for the small business person and professional contacts by Independence Bank's officers, directors and employees, and the greatest possible efforts to understand fully the financial situation of relatively small borrowers. The size of such borrowers, in management's opinion, often inhibits close attention to their needs by larger institutions. Independence Bank may seek to arrange for loans in excess of its lending limit on a participation basis with other financial institutions in order to more fully to service customers whose loan demands exceed Independence Bank's lending limit.

         Independence Bank endeavors to be competitive with all competing financial institutions in its primary service area with respect to interest rates paid on time and saving deposits, its overdraft charges on deposit accounts, and interest rates charged on loans.

                                       CBH

General

         Financial and other information relating to CBH, including information relating to CBH's directors and executive officers, is set forth in CBH's 1995 Annual Report on Form 10-K (which incorporated certain portions of CBH's 1996 Annual Meeting Proxy Statement), CBH's 1996 First, Second and Third Quarter Reports on Form 10-Q and CBH's 1996 Current Reports on Form 8-K, which are incorporated by reference herein, copies of which may be obtained from CBH as indicated under "AVAILABLE INFORMATION." See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

History and Business

         Commerce Bancorp, Inc. ("CBH") is a multi-bank holding company headquartered in Cherry Hill, New Jersey, whose three nationally chartered bank subsidiaries have 45 retail branch offices in Southern New Jersey, and 13 retail branch offices in Metropolitan Philadelphia. On September 30, 1996, on a consolidated basis, CBH had total assets of approximately $2.7 billion, total deposits of approximately $2.5 billion and total shareholders' equity of approximately $170.1 million. The deposits of CBH's bank subsidiaries are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Average deposits per branch at September 30, 1996 (excluding branches open less than one year) were approximately $52.5 million.

         CBH, through its subsidiaries, provides a full range of retail and commercial services to individuals and businesses. These services include free checking accounts for customers maintaining certain minimum balances, savings programs, money market accounts, negotiable orders of withdrawal ("NOW") accounts, certificates of deposit, safe deposit facilities, consumer loan programs, home equity and Visa Gold(TM) card revolving lines of credit, overdraft checking, automated teller facilities and expanded banking hours. Lending services include commercial, residential, construction, real estate, term and installment loans. Corporate trust services are offered by Commerce NJ.

         CBH's commercial loan portfolio consists of loans to a diversified group of businesses and includes lines of credit for seasonal or short-term working capital needs and term loans with maturities of five years or less for equipment and capital purchases. Residential lending consists primarily of traditional one-to-four family residential home financings which, after origination by CBH, are generally sold in the secondary market. Construction lending consists primarily of residential tract construction projects all within CBH's market area. Real estate loans are generally secured by first mortgages on the property supported by current appraisals and are generally limited to 80% of appraised value. Commercial real estate credit decisions are primarily based upon the ability of the property's cash flow to meet debt service requirements. Most commercial loans bear the personal guarantees of the principals involved. CBH's installment loan portfolio consists primarily of personal loans, home equity loans and lines, cash reserve checking accounts and Visa Gold(TM) card accounts.

         CBH has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. CBH's branch concept uses a prototype branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, CBH plans to open approximately ten new branch offices in each of the next five years, exclusive of acquisitions. It has been CBH's experience that each newly opened branch office incurs operating losses during the first ten to twelve months of operations and becomes profitable thereafter.


         These retail and commercial banking services are provided by CBH primarily to consumers and small and mid-sized companies within its market area. Lending services are focused on commercial real estate and commercial and consumer lending to local borrowers. CBH's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network. CBH attempts to establish a total borrowing relationship which may typically include a commercial real estate loan, a business line of credit for working capital needs, a mortgage loan for the borrower's primary and/or secondary residence, consumer loans for specific purposes and a revolving personal credit line.


         CBH's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. CBH's retail approach to banking has produced low cost deposits and has resulted in a high concentration of demand and savings deposits due to convenience and service rather than rate.

         CBH's principal activities as a holding company consist of owning and supervising its wholly-owned subsidiary banks, Commerce NJ, Commerce PA and Commerce Shore. CBH derives substantially all of its income through its subsidiary banks. Neither CBH nor its subsidiary banks are currently engaged in any material non-banking activities. See, however, "RECENT DEVELOPMENTS". CBH establishes policies and coordinates the financial resources of its bank subsidiaries. CBH provides and performs technical, advisory and auditing services for its bank subsidiaries, coordinates their general policies and activities and participates in their major business decisions. The day-to-day affairs of CBH's subsidiary banks are managed by their respective officers and directors.

         CBH, a New Jersey business corporation, which was incorporated on December 9, 1982, became a registered bank holding company under the Bank Holding Company Act of 1956 ("Holding Company Act") on June 30, 1983, by acquiring Commerce NJ. Commerce PA was acquired by CBH on January 2, 1987. Commerce Shore was acquired by CBH on December 31, 1988.

         CBH's principal executive offices are located at Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400, and its telephone number is
(609) 751-9000.

         Commerce NJ

         Commerce NJ provides retail and commercial banking services through 37 retail branch offices in Camden, Burlington, Gloucester, Atlantic and Cape May Counties in Southern New Jersey. It currently has six offices in Cherry Hill, three offices in Washington Township, two offices each in Marlton, Medford and Moorestown and one office each in Absecon, Atco, Bellmawr, Berlin, Brigantine, Cinnaminson, Glassboro, Gloucester Township, Haddonfield, Hammonton, Marmora,

Mt. Holly, Mullica Hill, Northfield, Ocean City, Sicklerville, Somers Point, Stratford, Voorhees, West Deptford, Williamstown and Woodbury.

         In addition to providing retail and commercial banking services, Commerce NJ offers trust services primarily focusing on corporate trust activities, particularly as bond trustee, paying agent, and registrar for municipal bond offerings.

         In March of 1995, Commerce NJ acquired Cypress Securities, Inc. a municipal bond underwriter and investment banking company.

         As of September 30, 1996, Commerce NJ had total assets of $2.1 billion, total deposits of $1.9 billion and total shareholders' equity of $139.2 million.

         Commerce PA

         Commerce PA provides retail and commercial banking services through 13 retail branch offices in Philadelphia, Chester, Delaware and Montgomery Counties in Southeastern Pennsylvania. It currently has one office in Center City Philadelphia, one in South Philadelphia, one in West Philadelphia and one office each in the Philadelphia suburbs of Chichester, Collegeville, Devon, Haverford, Lawrence Park, Newtown Square, Springfield, Trooper, Wayne and Whitpain.

         As of September 30, 1996, Commerce PA had total assets of $330.6 million, total deposits of $311.3 million and total shareholders' equity of $18.7 million.

         Commerce Shore

         Commerce Shore provides retail and commercial banking services through eight retail branch offices in Ocean County, New Jersey. It currently has two offices in Forked River and Toms River and one office each in Barnegat, Bayville, Long Beach Island and Manahawkin.

         As of September 30, 1996, Commerce Shore had total assets of $334.9 million, total deposits of $311.4 million and total shareholders' equity of $19.2 million.

         Other Activities


         As part of the CBH Network, CBH has an equity investment in Commerce Bank/Harrisburg, Camp Hill, Pennsylvania (18.28% beneficial ownership).


         Competition

         CBH's service area is characterized by intense competition in all aspects and areas of its business from commercial banks, savings and loan associations, mutual savings banks and other financial institutions. Other competitors, including credit unions, consumer finance companies, factors, insurance companies and money market mutual funds, compete with certain lending and deposit gathering services offered by CBH. Many competitors have substantially greater financial resources and larger lending limits and larger branch systems than those of CBH.

         In commercial transactions, Commerce NJ's, Commerce PA's and Commerce Shore's legal lending limit to a single borrower (approximately $23.3 million, $3.4 million, and $3.4 million, respectively, as of September 30, 1996) enables them to compete effectively for the business of smaller and mid-sized businesses. However, these legal lending limits are considerably lower than that of various competing institutions and thus may act as a constraint on Commerce NJ's, Commerce PA's and Commerce Shore's effectiveness in competing for financings in excess of these limits.

         CBH believes that it is able to compete on a substantially equal basis with larger financial institutions because it offers longer hours of operation than those offered by most of its competitors, free checking accounts for customers maintaining certain minimum balances and competitive interest rates on savings and time accounts with low minimum deposit requirements.

         CBH seeks to provide personalized services through management's knowledge and awareness of its market area, customers and borrowers. CBH believes this knowledge and awareness provides a business advantage in serving the retail depositors and the small and mid-sized commercial borrowers that comprise CBH's customer base.

                        DESCRIPTION OF CBH CAPITAL STOCK

         The following statements are summaries of certain provisions of CBH's capital stock and are qualified in their entirety by reference to the complete text of CBH's Restated Certificate of Incorporation (the "CBH Articles"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

Authorized Capital


         Under CBH's Articles, CBH is authorized to issue 20,000,000 shares of Common Stock, par value $1.5625 per share, and 5,000,000 shares of preferred stock, without par value. As of the Record Date, there were 11,980,365 shares of CBH's Common Stock outstanding and 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock outstanding.

         Under CBH's Articles, the CBH Board is authorized, without further shareholder action, to provide for the issuance of the Preferred Stock in one or more series, with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the CBH Board.


Common Stock

         Voting Rights. Holders of CBH Common Stock are entitled to one vote for each share held and have no cumulative voting rights.

         Dividends. Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series C ESOP Cumulative Convertible Preferred Stock, holders of CBH Common Stock are entitled to receive such dividends, when, as, and if declared by the CBH Board out of funds legally available therefor.

         Liquidation. In the event of liquidation, after payment of or provision for all debts and liabilities and subject to the rights of any series of preferred stock which may be outstanding, including Series C ESOP Cumulative Convertible Preferred Stock, the holders of CBH Common Stock would share pro rata in all assets distributable to shareholders in respect of shares held by them.

         Preemptive Rights. Holders of CBH Common Stock have no preemptive rights.

         Transfer Agent and Registrar. The transfer agent and registrar for the CBH Common Stock is Chase/Mellon Shareholder Services, LLC.

Series C ESOP Cumulative Convertible Preferred Stock


         The Series C ESOP Cumulative Convertible Preferred Stock is only issuable to a trustee acting on behalf of a Company employee benefit plan, and in the event any shares are transferred, they are automatically converted into CBH Common Stock as provided in the conversion provisions. The Series C ESOP Cumulative Convertible Preferred Stock ranks senior to the CBH Common Stock as to the payment of dividends and the liquidation of CBH. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to one vote for each full share of CBH Common Stock into which it is convertible on the record date for such vote and have no cumulative voting rights. Except as otherwise required by law, the holders of Series C Cumulative Convertible Preferred Stock shall vote together with the holders of CBH Common Stock and not as a separate class. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to cumulative dividends accruing from the date of issue when, as and if declared by the CBH Board out of funds legally available therefore at the annual rate of $1.35 per share. In the event of any liquidation, dissolution or winding up of the affairs of CBH, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of CBH, the holders of the Series C ESOP Cumulative Convertible Preferred Stock are entitled to receive, out of the assets of CBH legally available for distribution to its shareholders, the amount of $18.00 in cash for each share of Series C ESOP Cumulative Convertible Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the CBH Common Stock or any other class of capital stock ranking junior to the Series C ESOP Cumulative Convertible Preferred Stock as to dividends or other distributions. The Series C ESOP Cumulative Convertible Preferred Stock is redeemable in whole or in part, at the option of CBH, at $18.59 per share beginning January 15, 1996 thereafter declining to $18.00 per share on or after January 15, 1999 plus in each case any accumulated and unpaid dividends to the date fixed for redemption. Any time prior to redemption, shares of Series C ESOP Cumulative Convertible Preferred Stock are convertible at the option of the holders thereof into CBH Common Stock at the current conversion rate of 1.4071 shares of the CBH Common Stock for each share of Series C ESOP Cumulative Convertible Preferred Stock. The conversion rate is subject to adjustment in certain events.


"Anti-Takeover" Provisions and Management Implications


         The CBH Articles require the affirmative vote of the holders of at least 80% of the outstanding capital stock of CBH entitled to vote thereon in order to permit the consummation of any of the following transactions: (i) any merger or consolidation of CBH with or into any other corporation; or (ii) any sale, lease, exchange or other disposition of all of the assets of CBH to or with any other corporation, person or other entity. The 80% voting requirement would not, however, apply to any transaction approved by the CBH Board prior to the consummation thereof. The CBH Articles also provide for the issuance of up to 5,000,000 shares of preferred stock, the rights, preferences and limitations of which may be determined by the Board of Directors of CBH.


         The provisions in the CBH Articles relating to the 80% voting requirements and issuance of preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing shareholders from making management changes. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. Similarly, absent the 80% voting requirement provision relating to mergers and dispositions of assets, the transactions described above could be consummated upon the favorable vote of the holders of a majority of the votes cast by holders of shares entitled to vote thereon.

         These provisions may enhance the possibility that a potential bidder for control of CBH will be required to act through arms-length negotiation with respect to such major transactions as a merger, consolidation or purchase of substantially all of the assets of CBH. Such provisions may also have the effect of discouraging tender offers or other stock acquisitions, giving management of CBH power to reject certain transactions which might be desired by the owners of a majority of CBH's voting securities. These provisions could also be deemed to benefit incumbent management to the extent they deter such offers by persons who would wish to make changes in management or exercise control over management. The CBH Board does not presently know of a third party that plans to make an offer to acquire CBH through a tender offer, merger or purchase of substantially all the assets of CBH.

         The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless that Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as CBH, would, under the circumstances set forth in the presumption, constitute the acquisition of control.

         In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of CBH Common Stock, or otherwise obtaining "control" over CBH. Under the BHCA, "control" generally means (i) the ownership, control or power to vote 25 percent or more of any class of voting securities of the banking holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company. See "THE MERGER -- Regulatory Approvals" for a description of the standards applicable to the Merger under the BHCA.

         In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of CBH Common Stock or CBH Preferred Stock may have an anti-takeover effect. The authority of the CBH Board to issue CBH Preferred Stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the CBH Board to prevent a change of control despite a shift in ownership of CBH Common Stock. In addition, the CBH Board's authority to issue additional shares of CBH Common Stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

         The NJBCA provides that no publicly held corporation organized under the laws of New Jersey with its principal executive offices or significant operations located in New Jersey (a "resident domestic corporation") may engage in any "business combination" (as defined in the NJBCA) with any "interested shareholder" (generally, a beneficial owner of 10% or more of the voting power) of such corporation for a period of five years following such interested shareholder's stock acquisition unless such business combination is approved by the board of directors of such corporation prior to the "interested shareholder's" stock acquisition. A resident domestic corporation, such as CBH, cannot opt out of the foregoing provisions of the NJBCA.


         In addition to the foregoing, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholders of such corporation other than: (i) a business combination approved by the board of directors of such corporation prior to the "interested shareholder's" stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by that interested shareholder at a meeting called for such purpose; or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by that interested shareholder. The business combination statute will not be applicable to the Merger because the Merger was approved by the IBNJ Board prior to CBH becoming an "interested shareholder."

         Under the NJBCA, the director of a New Jersey corporation may consider, in discharging his or her duties to the corporation and in determining what he or she reasonably believes to be in the best interest of the corporation, any of the following (in addition to the efforts of any action on shareholders): (i) the effects of the action on the corporation's employees, suppliers, creditors and customers; (ii) the effects of the action on the community in which the corporation operates; and (iii) the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interest may best be served by the continued independence of the corporation. If, on the basis of the foregoing factors, the board of directors determines that any proposal or offer to acquire the corporation is not in the best interest of the corporation, it may reject such proposal or offer, in which event the board of directors will have no duty to facilitate, remove any obstacles to, or refrain from impeding, such proposal or offer.

         The existence of the foregoing provisions could (i) result in CBH being less attractive to a potential acquiror, and (ii) result in CBH shareholders receiving less for their shares of CBH Common Stock than otherwise might be available in the event of a takeover attempt.

Payment of Dividends


         CBH is a legal entity separate and distinct from its banking and other subsidiaries. Under the NJBCA, a corporation may pay dividends or purchase, redeem or otherwise acquire its own shares unless, after giving effect thereto,
(i) the corporation would be unable to pay its debts as they become due in the usual course of its business, or (ii) its assets would be less than the sum of its liabilities plus the amount that would be needed to satisfy the preferential dissolution rights of shareholders whose preferential rights are superior to those receiving the distribution.


         A major portion of the revenues of CBH result from amounts paid as dividends to CBH by its national bank subsidiaries. CBH's banking subsidiaries are subject to legal limitations on the amount of dividends they can pay. The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of such bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfer to surplus. Federal law also prohibits national banks from paying dividends which would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance from loan losses.

         Under the foregoing dividend restrictions, as of September 30, 1996, CBH's national bank subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $49.0 million to CBH during the remainder of 1996. During the first three quarters of 1996, CBH's subsidiaries paid $6.3 million in cash dividends to CBH.

         In addition, both CBH and its national bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national bank or bank holding company that the payment of dividends that deplete a national banks' capital base to an inadequate level would be an unsound and unsafe banking practice. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of certain operating earnings.

         CERTAIN DIFFERENCES IN THE RIGHTS OF IBNJ AND CBH SHAREHOLDERS


General

         IBNJ, like CBH, is a New Jersey corporation, subject to the provisions of the NJBCA. Shareholders of IBNJ will, upon consummation of the Merger, become shareholders of CBH. The rights of such shareholders as shareholders of CBH will then be governed by the CBH Articles and Bylaws and continue to be governed by the NJBCA.

         Set forth below are the material differences between the rights of an IBNJ shareholder under the IBNJ Articles and Bylaws, on the one hand, and the rights of an CBH shareholder under the CBH Articles and Bylaws, on the other hand. The Articles and Bylaws of CBH and IBNJ are substantially similar.

         The following summary does not reflect any rules of the NYSE that may apply to CBH or the NASDAQ with respect to IBNJ in connection with the matters discussed. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the NJBCA, and the constituent documents of each corporation.

Authorized Capital


         IBNJ. The authorized capital stock of IBNJ consists of 5,000,000 shares of IBNJ Common Stock and 1,000,000 shares of IBNJ Preferred Stock. As of the Record Date, IBNJ had outstanding 2,839,409 shares of IBNJ Common Stock and 30,000 shares of IBNJ Series B Non-Convertible Preferred Stock.


         Under the IBNJ Articles, the IBNJ Board is authorized, without further shareholder action, to provide for the issuance of the IBNJ Preferred Stock in one or more classes or series within any class or classes, with such designations, preferences, qualifications, limitations and special or relative rights, if any, as may be designated by the IBNJ Board. The authority of the IBNJ Board includes, but is not limited to, the determination or fixing of the following with respect to shares of each class or any series thereof: (i) the voting rights and powers, if any, (ii) the rates and times at which, and the terms and conditions on which, dividends, if any, will be paid, and any dividend preferences or rights of cumulation, (iii) whether shares shall be convertible or exchangeable, and, if so, the terms and provisions thereof, (iv) whether shares shall be redeemable, and, if so, the terms and conditions thereof, and
(v) the rights and preferences (if any) upon the voluntary or involuntary dissolution, liquidation or winding up of IBNJ.

         Series B Non-Convertible Preferred Stock. Pursuant to its authority under the IBNJ Articles, the IBNJ Board has authorized the issuance of 217,500 shares of the Series B Non-Convertible Preferred Stock ("Series B Preferred Stock"), 30,000 shares of which are issued and outstanding and owned by CBH. CBH also owns 187,500 Stock Purchase Warrants which expire on October 31, 1997, and prior thereto are exercisable at $9.60 per share (subject to adjustment under certain circumstances) into shares of Series B Preferred Stock. CBH also beneficially owns 140,327 shares of IBNJ Common Stock.

         Dividends. Holders of the Series B Preferred Stock are entitled to non-preferential dividends, when, as and if declared by the IBNJ Board out of funds legally available therefor, at the same rate as are declared and paid to holders of IBNJ's Common Stock. Dividends on each share of Series B Preferred Stock outstanding shall not be cumulative. Dividends (whether in cash, stock or otherwise) shall not be declared and paid on IBNJ's Common Stock without the declaration and payment of equivalent dividends on the Series B Preferred Stock. Holders of the Series B Preferred Stock shall be entitled to participate in any dividends or other distributions (whether in cash, stock or otherwise) declared and paid on or with respect to any IBNJ Common Stock ratably with any IBNJ Common Stock.

         Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of IBNJ, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of IBNJ, and subject to the rights of the holders of any stock of IBNJ ranking senior to the Series B Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of IBNJ, the holders of the outstanding Series B Preferred Stock shall be entitled to receive and share ratably with any distribution of assets to be made to the holders of any IBNJ Common Stock.



         Voting Rights. Except under limited circumstances and as required by applicable law, the Series B Preferred Stock has no voting rights. The Series B Preferred Stock will have voting rights in connection with the Merger and will be cancelled on the Effective Date of the Merger.


         Ranking. The Series B Preferred Stock shall rank on parity with IBNJ's Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding up of IBNJ, and, unless otherwise provided in the IBNJ Articles or a Certificate of Designations relating to a subsequent series of preferred stock of IBNJ, the Series B Preferred Stock shall rank junior to all other series of IBNJ Preferred Stock, as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up.

         Other. The holders of the Series B Preferred Stock are not entitled to any preemptive rights. The shares of Series B Preferred Stock shall not be redeemable or convertible.

         CBH. CBH's authorized capital is set forth under "DESCRIPTION OF CBH CAPITAL STOCK."

Director Nominations

         CBH. CBH's Bylaws provide that nominations for directors to be elected at an annual meeting of the shareholders must be in writing and submitted to the Secretary of CBH not later than the close of business on the fifth business day immediately preceding the date of the meeting, with all late nominations being rejected.

         IBNJ. IBNJ's Bylaws provide that nominations for directors to be elected at an annual meeting of the shareholders may be made only by the Nominating Committee of the IBNJ Board in accordance with the IBNJ Bylaws and by IBNJ shareholders entitled to vote for the election of directors at that meeting. Nominations made by IBNJ shareholders shall be made pursuant to timely notice in writing to the Secretary of IBNJ. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of IBNJ not less than sixty (60) days nor more than ninety (90) days prior to the date of each annual meeting. Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of such person,

(ii) the principal occupation or employment of such person, (iii) the class and number of shares of IBNJ stock which are beneficially owned by such person on the date of such shareholder notice, and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors, pursuant to Regulation 14A under the Exchange Act; and (b) as to the shareholder giving the notice (i) the name and address, as they appear on IBNJ's books, of such shareholder and any other shareholders known by such shareholder to be supporting such nominees; and (ii) the class and number of shares of IBNJ stock which are beneficially owned by such shareholder on the date of such shareholder notice and by any other shareholders known by such shareholder to be supporting such nominees on the date of such shareholder notice.

         The Board of Directors may reject any nomination by a shareholder not made in accordance with the terms of the IBNJ Bylaws. Alternatively, if the Board fails to consider the validity of any nominations by a shareholder, the presiding officer of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the terms of the IBNJ Bylaws, and, if he should so determine, he shall so declare at the annual meeting and the defective nomination shall be disregarded.

         If the Nominating Committee makes nominations for directors in accordance with the IBNJ Bylaws, no nominations for directors except those made by the Nominating Committee shall be voted upon at the annual meeting unless other nominations by shareholders are made in accordance with the provisions of the IBNJ Bylaws.

         If the Nominating Committee shall fail or refuse to nominate directors for election at least thirty (30) days prior to the date of the annual meeting, except in the case of a management nominee substituted as a result of the death, incapacity, disqualification or other inability to serve of a management nominee, nominations for directors may be made at the annual meeting by any shareholder entitled to vote and shall be voted upon.

         No person shall be elected as a director of IBNJ unless nominated in accordance with the procedures set forth in the IBNJ Bylaws.

                        PROPOSALS FOR 1997 ANNUAL MEETING


         The 1997 Annual Meeting of Shareholders of IBNJ is tentatively scheduled to be held April, 1997, subject to the earlier consummation of the Merger. In the event that the IBNJ 1997 Annual Meeting of Shareholders is held, proposals of shareholders intended to be present at the meeting must be received by January 15, 1997, for inclusion in IBNJ's proxy statement and form of proxy relating to such Annual Meeting. The submission of such proposals by shareholders and the consideration of such proposals by IBNJ for inclusion in next year's proxy statement and form of proxy are subject to the applicable rules and regulations of the Commission.

         The 1997 Annual Meeting of Shareholders of CBH is scheduled to be held June, 1997. Any proposals of shareholders of CBH intended to be presented at that meeting must be received by December 15, 1996, for inclusion in CBH's proxy statement and form of proxy relating to such Annual Meeting. The submission of such proposals by shareholders and the consideration of such proposals by CBH for inclusion in next year's proxy statement and form of proxy are subject to the applicable rules and regulations of the Commission.

                                  LEGAL MATTERS

         An opinion will be delivered by Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania and Cherry Hill, New Jersey, to the effect that the shares of CBH Common Stock to be issued in the Merger will, when issued as contemplated by the Merger Agreement, be validly issued, fully paid and non-assessable. Jack R Bershad, a partner in Blank Rome Comisky & McCauley, is a director of CBH, Commerce NJ and Commerce PA. Mr. Bershad and certain other partners of Blank Rome Comisky & McCauley are shareholders of CBH. Certain legal matters relating to IBNJ will be passed upon by McCarter & English, Newark, New Jersey.

                                     EXPERTS

         The consolidated financial statements of CBH at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


         The consolidated financial statements of IBNJ as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                                                                         Annex A

                                 AGREEMENT AND
                             PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION dated October 15, 1996 by and between COMMERCE BANCORP, INC. ("CBI"), a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and INDEPENDENCE BANCORP, INC. ("IBI"), a New Jersey business corporation registered as a bank holding company under the Holding Company Act.

                                   BACKGROUND

         The Board of Directors of CBI has determined to merge IBI with and into CBI (hereinafter referred to as the "Merger") in accordance with the provisions of the New Jersey Business Corporation Act, as amended ("BCA"), and the terms and conditions of the Agreement and Plan of Merger of even date herewith between IBI and CBI (the "Merger Agreement") in the form of Exhibit "A" attached hereto.

         The Board of Directors of IBI has determined that IBI be merged with and into CBI in accordance with the provisions of the BCA and the Merger Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants, agreements and provisions contained herein and subject to the satisfaction of the terms and conditions set forth herein and the Merger Agreement, intending to be legally bound hereby, CBI and IBI agree as follows:

         1.       THE MERGER

                  (a) Subject to the provisions of this Agreement and the Merger Agreement, IBI will be merged with and into CBI. CBI agrees to issue shares of CBI's common stock, par value $1.5625 per share, to the shareholders of IBI, on the Effective Date (as hereinafter defined) of the Merger, in exchange for the outstanding shares of IBI's common stock, par value $1.667 per share, as provided in this Agreement and in the Merger Agreement and to abide and comply with all of the other terms and conditions set forth in the Merger Agreement.

                  (b) Upon consummation of the Merger, CBI shall initially maintain Independence Bank of New Jersey ("Independence Bank") as a separate subsidiary operating under the name "Commerce Bank-North."

         2.       EFFECTIVE DATE

                  The "Effective Date" shall be the date and time at which an executed Certificate of Merger is duly filed with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

         3.       REPRESENTATIONS AND WARRANTIES OF IBI

                  IBI represents and warrants to CBI and agrees as follows:

                  3.1 IBI is a corporation duly organized under the BCA and is validly existing and in good standing under the laws of the State of New Jersey. Independence Bank is a banking corporation duly organized under the New Jersey Banking Act of 1948, as amended and is validly existing and in good standing under the laws of the State of New Jersey. Except as set forth in the IBI Annual Report on Form 10-K for the fiscal year ended December 31, 1995 ("IBI Form 10-K"), IBI has no material subsidiaries except Independence Bank and neither Independence Bank nor any other subsidiary of IBI has any material subsidiaries. All references to "IBI" hereinafter contained in Section 3 of this Agreement shall be deemed to include IBI, Independence Bank and all of the subsidiaries of either.

                  3.2 The authorized capital stock of IBI consists of (i) 1,000,000 shares of preferred stock, no par value per share (the "IBI Preferred Stock") of which the following series and respective number of shares were issued and outstanding; 217,500 shares of Series B Non-Convertible Preferred Stock of which 30,000 shares have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and (ii) 5,000,000 shares of common stock, par value $1.667 per share ("IBI Common Stock") 2,838,748 shares of which have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and no shares are held in treasury. IBI owns all of the shares of the issued and outstanding capital stock of Independence Bank, free and clear of any lien or other encumbrance. As of the date hereof, no shares of IBI Preferred Stock or IBI Common Stock were reserved for issuance, except that (i) 138,549 shares of IBI Common Stock were reserved for issuance upon the exercise of stock options heretofore granted pursuant to IBI's stock option plans; (ii) 187,500 shares of IBI's Series B Non-Convertible Preferred Stock were reserved for issuance upon exercise of a warrant held by CBI; and (iii) 100,000 shares of IBI Common Stock were reserved for issuance pursuant to IBI's dividend reinvestment and shareholder purchase plans (the "IBI DRIP"). There are no outstanding subscriptions, Rights, options, warrants, calls, commitments or agreements to which IBI or any of its subsidiaries is a party or by which any of them may be bound, which relate to the issuance or sale by any of them of shares of their capital stock except as set forth above. The number of issued and outstanding shares of IBI's Common Stock and Preferred Stock will be the same on the Effective Date as on the date hereof except for additional shares of IBI Common Stock issued pursuant to the exercise of stock options under IBI's stock option plans. None of the shares of IBI's capital stock has been issued in violation of the preemptive rights of any person. IBI does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization except as set forth in the IBI Form 10-K.

                  3.3 There have been delivered to CBI (a) the audited consolidated balance sheets of IBI and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1995 and 1994 together with the notes related thereto and (b) the unaudited consolidated balance sheet of IBI and its subsidiaries as of June 30, 1996, and the related consolidated statement of income for the six month period ended June 30, 1996. Such financial statements (i) are in accordance with the books and records of IBI and its subsidiaries, (ii) are true and correct in all material respects and present fairly IBI's and its subsidiaries' consolidated financial condition as of December 31, 1995 and 1994 and the results of their operations for the years then ended and as of June 30, 1996 and the result of their operations for the six month period ended June 30, 1996, and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. The audited financial statements (with related notes) referred to in the first sentence of this subsection have been examined and reported upon by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen LLP is "independent" with respect to IBI under the criteria established and applied by the Securities and Exchange Commission.

                  3.4 (a) IBI and its subsidiaries have filed all federal, state, city, county and local tax returns which are required to be filed by them except for such returns with regard to which the penalty for non-filing will not have a material adverse effect upon the financial condition or results of operation of IBI, and such returns are true and correct in all material respects; (b) IBI and its subsidiaries have paid all taxes required to be paid prior to the date of this Agreement or have established adequate reserves therefor; (c) there are no deficiencies of tax, interest or penalties which have been assessed against IBI or any of its subsidiaries; (d) no extensions of time with respect to any date on which any tax return was or is to be filed by IBI or any of its subsidiaries is in force and no waiver or agreement by IBI or any of its subsidiaries is in force for the extension of time for the assessment or payment of any tax; and (e) the statute of limitations with respect to any tax year still open has not been waived. Neither the transactions contemplated hereby nor the termination of the employment of any employees of IBI or any IBI subsidiary prior to or following consummation of the transactions contemplated hereby could result in IBI or any IBI subsidiary making or being required to make any "excess parachute payment" as that term is defined in Section 280G of the Code.

                  3.5 IBI and its subsidiaries have good and marketable title to all their respective assets free and clear of all liens or other encumbrances other than (a) the liens or other encumbrances described in Schedule 3.5 to this Agreement, or (b) such liens or other encumbrances, as the case may be, shown in the financial statements or the notes thereto, or (c) encumbrances and restrictions imposed by law, ordinances or regulations incidental to the usual and normal conduct of business or other imperfections of title, or restrictions or encumbrances, all of which, in the aggregate, do not materially adversely interfere with the present use of such property in IBI's and any of its subsidiaries' business and with respect to any real estate which do not result in the inability to procure title insurance thereon at regular rates. With the foregoing exceptions, no person owns any interest in any of the assets of IBI or any of its subsidiaries except as incidental to banking transactions entered into in the ordinary course of business

                  3.6 Since June 30, 1996, there has been no change in the consolidated condition, financial or otherwise, of IBI and its subsidiaries, other than changes occurring in the ordinary course of business, which changes have not materially adversely changed or affected their business or condition, financial or otherwise. Except as set forth in the IBI Prospectus dated July 18, 1996, from June 30, 1996 to the date of this Agreement, neither IBI nor any of its subsidiaries has (i) incurred any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated, or otherwise) or obligations other than in the ordinary course of business; (ii) excluding transfers among IBI and its subsidiaries, declared or paid any dividends or made any distribution of any of its assets in kind or redeemed or repurchased any shares of its capital stock; (iii) sold or transferred any of its assets, except in the ordinary course of business; or (iv) acquired the assets or capital stock of any other entity other than in the ordinary course of business.

                  3.7 Since June 30, 1996, there has been no damage, destruction or loss, whether covered by insurance or not materially adversely affecting the assets or business of IBI or any of its subsidiaries, or any other event or condition of any character materially adversely affecting the assets or business of IBI or any of its subsidiaries (other than external market conditions affecting banks generally).

                  3.8 IBI has delivered to CBI a list of all insurance policies and binders maintained by IBI or any of its subsidiaries. Such policies and binders are in full force and effect and will continue to be in full force and effect to the Effective Date.

                  3.9 Except as set forth in Schedule 3.9 to this Agreement or in IBI's 1996 Proxy Statement, neither IBI nor any of its subsidiaries is a party to, nor have any obligation under, any written or oral (a) contracts and other agreements with any current or former director, officer, employee, shareholder, consultant or agent (except those terminable on ninety days' or less notice without premium or penalty or which do not involve more than $10,000 per year), (b) contracts and other agreements with any labor union (whether in effect or expired), (c) bonus, severance, hospitalization, vacation, deferred compensation, pension or profit sharing, retirement, payroll savings, stock option, group life or medical insurance, death benefit, welfare, or other employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") (hereinafter collectively the "Employee Benefit Plans"), (d) material leases for real or personal property (other than leases for branches disclosed in the IBI Form 10-K), or (e) other material contracts and agreements of any other nature with any person other than contracts and other agreements made in the ordinary course of business consistent with past practices. A true and correct copy of each of such contracts and other agreements and branch leases has been made available to CBI or, if oral, have been described in Schedule 3.9. All of the material contracts and agreements (whether or not set forth in Schedule 3.9) to which IBI or any of its subsidiaries is a party are in full force and effect; IBI or any of its subsidiaries is not in material default under any of them nor to the best of IBI's knowledge is any other party to any such contract or other agreement in material default thereunder. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any breach or acceleration of, or constitute (or with notice or lapse of time or both would constitute) a default under any such contract or other agreement or any branch lease. To the best of IBI's knowledge, no employee of IBI or any of its subsidiaries is represented by a labor union with respect to his or her employment by IBI or any of its subsidiaries and no attempt has been or is currently being made by any person to have the employees of IBI or any of its subsidiaries represented by a labor union.

                  3.10 The Employee Benefit Plans of IBI and its subsidiaries comply in all material respects with all applicable laws including, without limitation, ERISA and the Internal Revenue Code of 1986, as amended ("Code"). In respect of the Employee Benefit Plans identified on Schedule 3.9 or in IBI's 1996 Proxy Statement, IBI and its subsidiaries each have made all contributions required to be made by them and have or will have accrued as of the Effective Date all payments due and payable as of the Effective Date. The employee pension benefit plans (as defined in Section 3(2) of ERISA) of IBI and its subsidiaries have received determination letters from the Internal Revenue Service that such plans are qualified plans pursuant to Section 401(a) of the Code. To the best of IBI's knowledge, there has been no "reportable event" (as defined in the Code or ERISA), no event described in Section 4062(e) of ERISA, no violation of Section 404 of ERISA, no "prohibited transaction" (as defined in the Code or ERISA) and, except as contemplated by this Agreement, no termination or partial termination of any Employee Benefit Plan maintained or established by IBI or any of its subsidiaries or to which IBI or any of its subsidiaries contributes. There is no material issue relating to Independence Bank's employee pension benefit plan, or its related trust, currently pending before the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation and neither IBI nor its subsidiaries have any knowledge of any fact or circumstances which adversely affects the status of any Employee Benefit Plan listed in Schedule 3.9 or in IBI's 1996 Proxy Statement.

                  3.11 Schedule 3.11 to this Agreement sets forth a list of all actions, suits, investigations (formal or informal) or proceedings pending against IBI or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal other than those actions, suits, investigations or proceedings in which the liability of IBI or any of its subsidiaries is reasonably anticipated to be less than $10,000 per action, suit, investigation or proceeding provided that the liability of IBI and its subsidiaries under all such omitted actions, suits, investigations or proceedings is reasonably anticipated to be less than $100,000. Schedule 3.11 may, at the option of IBI, list actions, suits, investigations or proceedings in which the liability of IBI or any of its subsidiaries is reasonably anticipated to be less than $10,000 and any listing in such Schedule shall not be deemed an admission of liability. There are no actions, suits, investigations (formal or informal) or proceedings pending or to the knowledge of IBI or any of its subsidiaries, threatened against IBI or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal which (either individually or in the aggregate) are reasonably anticipated to have a material adverse effect on the consolidated net worth of IBI. Neither IBI nor any of its subsidiaries is subject to or bound by any judgment, order, writ, injunction or decree of any such court, agency or tribunal, except in the ordinary course of Independence Bank's business.

                  3.12 Except as disclosed on Schedule 3.12, there are no pending actions, suits or proceedings which have been brought by, or on behalf of IBI or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal, except such actions, suits and proceedings in the ordinary course of Independence Bank's business.

                  3.13 On and after the date hereof, to and including the Effective Date, neither IBI nor any of its subsidiaries will, without the prior written consent of CBI, do any of the following:

                           (a) except as specifically permitted herein, make any changes in (and to the terms of) its authorized, issued or outstanding capital stock or any security convertible into capital stock;

                           (b) declare or pay any dividends (in cash, stock or in kind) on shares of its capital stock except (i) dividends paid by Independence Bank or any other subsidiary of IBI to IBI, and (ii) quarterly cash dividends by IBI to its shareholders (including a pro rata cash dividend for the calendar quarter in which the Effective Date occurs) not to exceed $.35 per share on an annualized basis;

                           (c) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capital or grant any Rights (including any additional options under any existing IBI stock option plan);

                           (d) make any other distribution of its assets or properties to its shareholders except as permitted in clause (b) above;

                           (e) acquire any shares of IBI's or any of its subsidiaries' capital stock;

                           (f) enter into or commit to enter into any new employment contract or amend any existing employment contract or grant any salary increase, bonus, or other form of compensation payable to any officer, employee or agent, except for salary increases and bonuses consistent with the past practice of IBI and its subsidiaries, provided, however, that nothing contained herein shall be deemed to restrict IBI's ability to hire, as an employee at will, any person who would not be deemed an executive officer of IBI;

                           (g) amend the Articles of Incorporation or the By-Laws of IBI or any of its subsidiaries except where required by applicable law;

                           (h) except in the ordinary course of business, incur any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated or otherwise) or obligations;

                           (i) except in the ordinary course of business, purchase or otherwise acquire, or sell or otherwise dispose of, any equity security, debt security or asset;

                           (j) change the criteria with respect to risk, or overall quality, of Independence Bank's investment portfolio or loan portfolio;

                           (k) make capital expenditures other than in the ordinary course of Independence Bank's business;

                           (l) create any new Employee Benefit Plan or make any contributions to any Employee Benefit Plan or other plan relating to its officers, employees and agents except as may be required by the terms of any existing Employee Benefit Plan or by applicable law; or

                           (m) file any application with any state or federal agency having jurisdiction over the affairs of IBI and its subsidiaries or conduct its business in any manner other than in accordance with generally accepted methods and procedures for conducting a banking business;

and neither IBI nor any of its subsidiaries has done any of the things described in clauses (a) through (m) of this Section 3.13 since June 30, 1996 except as set forth in Schedule 3.13.

                  3.14 IBI and each of its subsidiaries will (and have done so since June 30, 1996) continue to conduct their businesses in the usual, regular and ordinary manner consistent with past practices. CBI hereby consents to the incurring and payment, prior to the Effective Date, of all reasonable expenses of IBI and its subsidiaries in connection with the transactions contemplated by this Agreement and the Merger Agreement, including the printing of IBI's proxy material and reasonable legal, investment advisory and accounting fees.

                  3.15 IBI and its subsidiaries each have the corporate power and authority to own, lease and operate their properties and to conduct their businesses as now conducted. IBI and its subsidiaries each have complied and are in compliance in all material respects with all federal, state and local laws, regulations, ordinances, rules or orders affecting or regulating the conduct and operations of their respective businesses except for such non-compliance as would not have a material adverse effect upon the financial condition or results of operations of IBI, and neither IBI nor any IBI subsidiary has received notification from any agency or department of federal, state or local government
(i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) restricting or in any way limiting its operation. Neither IBI nor any IBI subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment and none of them has received any communication requesting that they enter into any of the foregoing. IBI and its subsidiaries have all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.
Schedule 3.15 to this Agreement sets forth a list, brief description of the purpose of and the current status of, any notice, application or similar filing made by IBI or any of its subsidiaries within the last two years with any state or federal agency having jurisdiction over the affairs of IBI and its subsidiaries.

                  3.16 IBI has the legal power and authority to enter into this Agreement, the Merger Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby, subject to the approval thereof by the shareholders of IBI under applicable law and subject to the approval of the Department of Banking of the State of New Jersey and the Federal Reserve Board. This Agreement, the Merger Agreement and the Option Agreement constitute legal, valid and binding obligations of IBI enforceable against it in accordance with their respective terms. Except as may otherwise be required in order to comply with their fiduciary duties, the Board of Directors of IBI will recommend to its shareholders that they approve the Merger and all other acts and transactions contemplated by the Merger and all other acts and transactions contemplated by this Agreement and the Merger Agreement, and after the receipt of such shareholder approval in the manner required by law, such shareholder approval shall not be revokable. Approval of this Agreement and the Merger Agreement by the IBI shareholders shall also be deemed to authorize the IBI Board of Directors to amend, supplement or waive any of the provisions of this Agreement and the Merger Agreement as provided in Section 6.16.

                  3.17 The Board of Directors of IBI has authorized the execution and delivery of this Agreement, the Merger Agreement and the Option Agreement and the transactions contemplated hereby and thereby and neither the execution and delivery of this Agreement, the Merger Agreement or the Option Agreement, nor, subject to the approval of IBI's shareholders and subject to the approval of the Department of Banking of the State of New Jersey and the Federal Reserve Board, the consummation of the transactions contemplated hereby or the fulfillment of, or the compliance with, the terms, conditions, and provisions of this Agreement and the Merger Agreement will conflict with, or result in a breach of, any of the terms, conditions or provisions of the Articles of Incorporation or the By-Laws of IBI or any of its subsidiaries or of any contract or other agreement to which IBI or any of its subsidiaries is a party or by which any of them may be bound, or constitute (with or without the giving of notice or the passage of time, or both) a default under any such contract or other agreement or cause the acceleration of the maturity of any obligation of IBI or of any of its subsidiaries other than with regard to such contracts or other agreements a default under which would not have a material adverse effect upon the financial condition or results of operations of IBI. Other than as set forth herein, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by IBI on or prior to the Effective Date in connection with the execution, delivery and performance of this Agreement, the Merger Agreement or the Option Agreement or the consummation of the transactions contemplated hereby or thereby.

                  3.18 All documents and other papers delivered by or on behalf of IBI in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby are true and complete in all material respects. The information furnished by or on behalf of IBI to CBI in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading. Except for facts affecting the banking industry in general, there is no fact which IBI has not disclosed to CBI in writing which materially adversely affects the business or condition (financial or other) of IBI or any of its subsidiaries.

                  3.19 Each loan reflected as an asset on the books and records of IBI (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms except as such enforcement may be affected by bankruptcy or other statutes or regulatory provisions effecting creditors rights generally.

                  3.20 Neither IBI nor any IBI subsidiary has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of IBI and the IBI subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on IBI or any IBI subsidiary, of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither IBI nor any IBI subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  3.21 To the best of IBI's knowledge, Schedule 3.19 to this Agreement is a true and correct list of the Affiliates of IBI as the term "Affiliates" is used in Rule 145 promulgated under the Securities Act of 1933, as amended.

                  3.22 To the extent not otherwise delivered to CBI on or prior to the date hereof, IBI shall cause all Schedules referred to in this Section 3 to be delivered to CBI within ten business days of the date hereof.

                  3.23 As of the date of this Agreement, IBI knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not quality as a pooling of interests for financial accounting purposes.

         4.       REPRESENTATIONS AND WARRANTIES OF CBI

                  CBI represents and warrants to IBI and agrees as follows:

                  4.1 CBI is a corporation duly organized under the BCA and is validly existing and in good standing under the laws of the State of New Jersey. CBI is registered as a bank holding company under the Holding Company Act. Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A. and Commerce Bank/Shore, N.A. are each banking organizations duly organized under the laws of the United States and are each validly existing and in good standing under the laws of the United States. Except as set forth in the CBI Annual Report on Form 10-K for the fiscal year ended December 31, 1995 ("CBI Form 10-K"), CBI has no active subsidiaries except the Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A. and Commerce Bank/Shore, N.A., and neither the Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A. and Commerce Bank/Shore, N.A. nor any other subsidiary of CBI has any active subsidiaries.

                  4.2 The authorized capital stock of CBI consists of (i) 5,000,000 shares of preferred stock, no par value per share (the "CBI Preferred Stock") of which the following series and respective number of shares were issued and outstanding: 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock all of which shares have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and (ii) 20,000,000 shares of common stock, par value $1.5625 per share ("CBI Common Stock") 11,425,834 shares of which have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and 100,159 shares are held in treasury. CBI owns all of the shares of the issued and outstanding capital stock of the Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A. and Commerce Bank/Shore, N.A. free and clear of any lien or other encumbrance. As of the date hereof, there are no outstanding subscriptions, rights, options, warrants, calls, commitments or agreements to which either CBI or any of its subsidiaries is a party or by which any of them may be bound, which relate to the issuance or sale by any of them of shares of their capital stock except as set forth below. As of the date hereof, no shares of CBI Preferred Stock or CBI Common Stock were reserved for issuance, except
(i) those shares which relate to the issuance of CBI Common Stock in connection with the acquisition of insurance agencies, (ii) those contemplated by the Merger Agreement, (iii) 309,016 shares of CBI Common Stock were reserved for issuance pursuant to CBI's dividend reinvestment and stock purchase plans, (iv) 1,897,867 shares of CBI Common Stock were reserved for issuance pursuant to CBI stock option plans, and (v) 586,761 shares of CBI Common Stock were reserved for issuance upon conversion of the shares of CBI Series C ESOP Cumulative Convertible Preferred Stock, and provided however, that the foregoing shall not be construed as preventing CBI or any of its subsidiaries from proceeding with other mergers or acquisitions using CBI's capital stock as the consideration whether or not such mergers or acquisitions are completed prior to the Effective Date. The shares of CBI common stock to be issued and delivered to the shareholders of IBI pursuant to the Merger Agreement are presently authorized but unissued and will, upon issuance and delivery pursuant to the Merger Agreement, be validly issued and outstanding, fully paid and nonassessable and no shareholder of CBI will have any preemptive rights of subscription or purchase in respect thereto.

                  4.3 There has been delivered to IBI (a) the audited consolidated balance sheet of CBI and its subsidiaries as of December 31, 1995 and December 31, 1994 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1995 and December 31, 1994 together with the notes related thereto and (b) the unaudited consolidated balance sheet of CBI and its subsidiaries as of June 30, 1996 and the related consolidated statement of income for the six month period ended June 30, 1996. Such financial statements (i) are in accordance with the books and records of CBI and its subsidiaries, (ii) are true and correct in all material respects and present fairly CBI's and its subsidiaries' consolidated financial condition as of December 31, 1995 and 1994 and the results of their operations for the years then ended and as of June 30, 1996 and the results of their operations for the six-month period ended June 30, 1996, and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. The audited financial statements (with related notes) referred to in the first sentence of this subsection have been examined and reported upon by Ernst & Young LLP, independent certified public accountants. Ernst & Young LLP is "independent" with respect to CBI under the criteria established and applied by the Securities and Exchange Commission.

                  4.4 From June 30, 1996 to the date of this Agreement, there has been no change in the consolidated condition, financial or otherwise, of CBI and its subsidiaries, other than changes occurring in the ordinary course of business, which changes have not materially adversely changed or affected their business or condition, financial or otherwise. From June 30, 1996 to the date of this Agreement, neither CBI nor any of its subsidiaries has (i) incurred any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated, or otherwise) or obligations other than in the ordinary course of business; (ii) excluding transfers among CBI and its subsidiaries, declared or paid any dividends (other than its regular quarterly cash dividends and annual stock dividend) or made any distribution of any of its assets in kind or redeemed or repurchased any shares of its capital stock; (iii) sold or transferred any of its assets, except in the ordinary course of business; or (iv) acquired the assets or capital stock of any other entity other than in the ordinary course of business.

                  4.5 From June 30, 1996 to the date of this Agreement, there has been no damage, destruction or loss, whether covered by insurance or not, materially adversely affecting the assets or business of CBI or any of its subsidiaries, or any other event or condition of any character materially adversely affecting the assets or business of CBI or any of its subsidiaries (other than external market conditions affecting banks generally).

                  4.6 CBI has the legal power and authority to enter into this Agreement and the Merger Agreement, and to consummate the transactions contemplated hereby and thereby subject to the approval of the Department of Banking of the State of New Jersey and the Federal Reserve Board. This Agreement and the Merger Agreement constitute the legal, valid and binding obligation of CBI enforceable against CBI in accordance with their respective terms.

                  4.7 The execution and delivery of this Agreement, the Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of CBI; and subject to the approval of the Department of Banking of the State of New Jersey and the Federal Reserve Board, neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in the breach of, the terms, conditions or provisions of the Articles of Incorporation or the By-Laws of CBI or any of its subsidiaries, or of any contract or other agreement to which CBI or any of its subsidiaries is a party or by which any of them may be bound or constitute (with or without the giving of notice or passage of time, or both) a default under any such instrument or cause the acceleration of the maturity of any obligation of CBI or any of its subsidiaries.

                  4.8 All documents and other papers delivered by or on behalf of CBI in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby are true and complete in all material respects. The information furnished by or on behalf of CBI to IBI in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading. Except for facts affecting the banking industry in general, there is no fact which CBI has not disclosed to IBI in writing which materially adversely affects the business or condition (financial or other) of CBI or any of its subsidiaries.

                  4.9 As of the date of this Agreement, CBI knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

                  4.10 There are no actions, suits, investigations (formal or informal) or proceedings pending or to the knowledge of CBI or any of its subsidiaries, threatened against CBI or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal which (either individually or in the aggregate) are reasonably anticipated to have a material adverse effect on the consolidation net worth of CBI. Neither CBI nor any of its subsidiaries is subject to or bound by any judgment, order, writ, injunction or decree of any such court, agency or tribunal, except in the ordinary course of CBI's and its subsidiaries business.

                  4.11 There are no pending actions, suits or proceedings which have been brought by, or on behalf of CBI or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal, except such actions, suits and proceeding in the ordinary course of CBI's and its subsidiaries business.

                  4.12 CBI and its subsidiaries each have the corporate power and authority to own, lease, operate their properties and to conduct their businesses as now conducted. CBI and its subsidiaries each have complied and are in compliance in all material respects with all federal, state and local laws, regulations, ordinances, rules or orders affecting or regulating the conduct and operations of their respective businesses except for such non-compliance as would not have a material adverse effect upon the financial condition or results of operations of CBI, and neither CBI nor any CBI subsidiary has received notification from any agency or department of federal, state or local government
(i) asserting a material violation of any such statute or regulation, (ii) restricting or in any way limiting its operation. Neither CBI nor any CBI subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment and none of them has received any communication requesting that they enter into any of the foregoing. CBI and its subsidiaries have all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

                  4.13 Neither CBI nor any CBI subsidiary has received any written notice of any legal, administration, arbitral or other proceeding, claim or action and, to the knowledge of CBI and the CBI subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on CBI or any CBI subsidiary, of any material liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such material liability; and neither CBI nor any CBI subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such material liability.

         5.       APPROVAL OF IBI'S SHAREHOLDERS AND SECURITIES ACT OF 1933

                  5.1 As promptly as practicable after the "Registration Statement" referred to below becomes effective with the Securities and Exchange Commission ("SEC" or "Commission"), IBI will duly hold a meeting of its shareholders for the purpose of authorizing the transactions contemplated by this Agreement and the Merger Agreement insofar as they relate to IBI. IBI will, in accordance and full compliance with the Securities Exchange Act of 1934, as amended ("1934 Act") and the rules and regulations promulgated thereunder, and to the extent permitted consistent with the Board's exercise of its fiduciary duty, solicit proxies from its shareholders, for use at the meeting of IBI shareholders referred to above, in favor of the transactions contemplated by this Agreement and the Merger Agreement. Except with the prior written consent of CBI, IBI will not distribute any materials to its shareholders in connection with such solicitation of proxies other than materials contained in the Registration Statement (as defined in Section 5.2 hereof) after such Registration Statement shall have become effective. To the extent necessary, CBI shall similarly hold a meeting of its shareholders for the purpose of authorizing the transactions contemplated by this Agreement and the Merger Agreement.

                  5.2 CBI and IBI acknowledge that the transactions contemplated hereby are subject to the provisions of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 promulgated thereunder. CBI agrees to prepare promptly (with the assistance and cooperation of IBI) and file a "Registration Statement" pursuant to the provisions of the 1933 Act for the purposes of registering the shares of CBI common stock to be issued in connection with the transactions contemplated hereby. IBI agrees to provide promptly to CBI information concerning the business and financial condition and affairs of IBI and its subsidiaries as may be required or appropriate for inclusion in the Registration Statement and to cause its counsel and auditors to cooperate with CBI's counsel and auditors in the preparation and filing of such Registration Statement. CBI and IBI agree to use their respective best efforts to have such Registration Statement declared effective under the 1933 Act as soon as may be practicable and to distribute the prospectus contained in such Registration Statement ("Prospectus") to the shareholders of IBI in accordance with applicable law. Except to the extent permitted by Rule 145(b) or with the prior consent of the other, CBI and IBI agree not to publish any communication, other than the Registration Statement or notice and proxy material accompanied by the Prospectus, in respect of this Agreement, the Merger Agreement, or the transactions contemplated hereby. CBI shall not be required to maintain the effectiveness of the Registration Statement or the Prospectus for the purpose of resale by the affiliates of IBI, as such term is used in Rule 145. CBI shall take all actions necessary to register or qualify the shares of CBI Common Stock to be issued in the Merger pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. CBI shall apply for approval to list the shares of CBI Common Stock to be issued in the Merger on the NYSE, subject to official notice of issuance, prior to the Effective Date.

                  5.3 Each party warrants, represents and covenants to the other that when the Registration Statement shall become effective, and at all times subsequent to effectiveness, up to and including the date of the IBI shareholders meeting with respect to the transactions contemplated hereby, such Registration Statement and all amendments or supplements thereto will, with respect to the information furnished by each party or its representatives to the other party or its representatives, (i) comply in all material respects with the provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Each party warrants, represents and covenants to the other that all information furnished to each other for use in the regulatory filings described in or contemplated by this Agreement and the Merger Agreement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Each party hereby agrees to fully indemnify and hold harmless the other party, and its directors, officers and representatives, from and against any and all losses, claims, liabilities, damages and expenses (including reasonable attorneys fees and costs of litigation) that arise out of or are based upon a breach of this warranty, representation and covenant.

         6.       PRIOR TO CLOSING

                  6.1 From and after the date hereof, CBI or IBI, as the case may be, will provide to the officers and accredited representatives of the other, their (including subsidiaries') books and records at such times as either shall reasonably request in order that CBI or IBI, as the case may be, may have full opportunity to make such investigation as either shall desire to make of the business and affairs of the other and its subsidiaries, provided that such investigation shall not unduly interfere with the normal conduct by the other and its subsidiaries of their business. CBI and IBI, as the case may be, shall each furnish to the other such information about its business and affairs as the other may reasonably request in order to consummate the transactions herein contemplated. All non-public materials and information furnished by the parties hereto shall be held strictly confidential and may not be used by the receiving party for their own benefit whatsoever if the closing contemplated hereunder does not occur. In such event, any party receiving such non-public materials and information shall return such materials and information to the party providing such materials and information. The obligations of the parties pursuant to the preceding sentence shall survive any termination of this Agreement for any reason whatsoever.

                  6.2 CBI and IBI will use their respective best efforts and cooperate with each other in promptly obtaining all government, regulatory and shareholder consents and approvals necessary for the consummation of the transactions contemplated by this Agreement and the Merger Agreement. CBI and IBI shall cooperate with each other and shall promptly furnish and make available to each other any and all information, data and facts which may be required to obtain all government, regulatory and shareholder consents and approvals and to comply with all rules in obtaining IBI's shareholders consent to the Merger.

                  6.3 No party hereto shall take or fail to take, or cause or permit its subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement and the Merger Agreement, that would materially delay such completion, or that would adversely affect the qualification of the Merger for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code; provided that nothing herein contained shall preclude CBI from exercising its rights under the Option Agreement.

                  6.4 CBI and IBI shall agree with each other as to the form and substance of any press release related to the Merger and shall consult each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit any party, following notification to the other, from making any disclosure which is required by applicable law or the rules of the NYSE or NASDAQ.

                  6.5 IBI shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined below), or recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any non-public information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors; provided, however, that IBI may communicate information about any such takeover proposal to its stockholders if, in the judgment of its Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law. IBI will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. IBI will notify CBI immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, IBI, and IBI will promptly inform CBI in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving IBI or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, IBI or any of its subsidiaries other than the transactions contemplated or permitted by this Agreement, the Merger Agreement and the Option Agreement.

                  6.6 (a) CBI and IBI shall cooperate and use their best efforts to identify those persons who may be deemed to be "affiliates" of CBI or IBI within the meaning of Rule 145 promulgated by the Commission under the Securities Act and for purposes of qualifying the "Merger" for "pooling of interests" accounting treatment. IBI and CBI shall use its respective best efforts to cause each person so identified to deliver to CBI, no later than 30 days prior to the Effective Date, a written agreement in form and substance satisfactory to CBI with respect to the resale of CBI Common Stock. Shares of CBI Common Stock issued to such IBI and CBI affiliates in exchange for IBI Common Stock or previously owned by them shall not be transferable until such time as financial results covering at least 30 days of combined operations of CBI and IBI have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this section.

                            (b) CBI shall use its best efforts to publish no
later than ninety (90) days after the end of the first month after the Effective Date in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

                  6.7 After the date of this Agreement, each of IBI and CBI shall coordinate with the other the declaration of any dividends in respect of IBI Common Stock and CBI Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of IBI Common Stock or CBI Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of IBI Common Stock and/or CBI Common Stock and any shares of CBI Common Stock any such holder receives in exchange therefor in the Merger.

                  6.8 (a) CBI agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of IBI and its subsidiaries as provided in their respective charters or By-laws or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Date of the Merger shall survive the Merger and shall continue in full force and effect. To the maximum extent permitted by the BCA, such indemnification shall be mandatory rather than permissive and CBI shall advance expenses in connection with such indemnification.

                            (b) In additional to the rights provided for in
Section (a) hereof, and not in limitation thereof, CBI shall indemnify, defend and hold harmless each present and former director, officer, employee and agent of IBI and its subsidiaries ("Indemnified Parties") to the fullest extent permitted by law for all claims, losses, damages, liabilities, costs, judgments and amounts paid in settlement, including advancement of expenses (including attorneys' fees) as incurred in respect of any threatened, pending or contemplated claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, including, without limitation, any action by or on behalf of any or all securityholders of IBI or by or in the right of IBI or CBI, or investigation relating to any action or omission by such party in its capacity as such (including service to any other entity, plan, trust or the like at IBI's request) occurring on or prior to the Effective Date of the Merger which arise out of or related to the transactions contemplated by this Agreement.

                            (c) In the event that CBI or any of its successors
or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of CBI shall assume its obligations as set forth in this Section 6.8.

                            (d) The provisions of this Section 6.8 are intended
to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his personal representatives.

                  6.9 The issuance of shares under and pursuant to the IBI DRIP shall be immediately suspended.

         7.       CONDITIONS PRECEDENT TO CBI'S OBLIGATION

                  The obligation of CBI hereunder to close the transactions contemplated by this Agreement and the Merger Agreement is subject to the following conditions precedent (all or any of which may be waived by CBI in its sole discretion):

                  7.1 Each of the representations and warranties herein made by IBI shall be true in all material respects on the Effective Date as if made on, as of, and with respect to the Effective Date, and the agreements to be performed by IBI and its subsidiaries on or before the Effective Date shall have been so performed in all material respects. On the Effective Date, IBI will furnish a certificate to CBI, dated as of the Effective date, of its Chairman and Secretary to the effect set forth in this Section 7.1.

                  7.2 On or before the Effective Date, CBI and IBI shall have received all required permits, consents and approvals (which permits, consents and approvals shall be unconditional and free of any restrictions or requirements by reason of the acceptance of any such permit, consent or approval) from all federal and state governmental agencies and boards (including, without limitation, the Department of Banking of the State of New Jersey and the Federal Reserve Board) and any application waiting period shall have expired.

                  7.3 A ruling shall have been obtained from the Internal Revenue Service or an opinion of counsel satisfactory to CBI shall have been received, to the effect that the transactions contemplated by this Agreement and the Merger Agreement will constitute a tax free reorganization so that no gain or loss will be recognized to CBI or IBI by reason of the Merger or to the shareholders of IBI who exchange their IBI common stock for CBI common stock (other than with respect to cash received in lieu of fractional shares). CBI agrees that it will not unreasonably withhold its approval with respect to the form and/or content of any such ruling or opinion of counsel.

                  7.4 On or before the Effective Date, IBI shall have delivered to CBI certified copies of the minutes of the meetings of the Board of Directors and shareholders of IBI approving this Agreement, the Merger Agreement and the transactions contemplated by this Agreement and the Merger Agreement.

                  7.5 On or before the Effective Date, there shall have been no material adverse change in the business, consolidated earnings or consolidated net worth of IBI and its subsidiaries. It is understood, however, that material adverse changes caused by external market conditions affecting banks generally (e.g. changes in banking legislation and changes in interest rates) will not relieve CBI or its subsidiaries of their obligation to close.

                  7.6 The Registration Statement shall have been declared effective by the SEC; no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated, or to the knowledge of CBI or IBI, shall be contemplated or threatened by the SEC.

                  7.7 On or before the Effective Date, IBI shall have delivered to CBI all consents and authorizations of landlords or others necessary to permit the Merger to be consummated without the violation of any lease or other agreement to which IBI or any of its subsidiaries is a party.

                  7.8 Each affiliate (as the term is defined in SEC Rule 144) of IBI shall have delivered to CBI a letter in form and substance satisfactory to counsel for CBI, stating that he will not resell shares of CBI common stock acquired pursuant to this Agreement and the Merger Agreement, except as permitted by SEC Rule 145 which permits regular trading transactions in limited quantities.

                  7.9 No action, proceeding or material claim shall be pending to prevent consummation or seek damages by reason of the transaction contemplated by this Agreement and the Merger Agreement; no governmental authority shall be claiming that the transaction shall constitute a violation of law.

                  7.10 On or before the Effective Date, the shareholders of IBI shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement insofar as they related to IBI and, if necessary, similarly the shareholders of CBI shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement.

                  7.11 No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests and, if deemed necessary by CBI, CBI shall have received a letter from its independent public accountants to such effect.

                  7.12 CBI shall have received an opinion of McCarter & English reasonably satisfactory to it, dated the Closing Date.

                  7.13 IBI shall have delivered to CBI the Schedules on or before the date required by Section 3.22 hereof or the Schedules as so delivered to CBI by IBI in accordance with Section 3.22 hereof do not disclose facts which either individually or in the aggregate, in the reasonable opinion of CBI, materially adversely affect or may materially adversely affect the assets, properties, earnings or business of IBI or any of its subsidiaries.

                  7.14 On or before the date on which the CBI proxy materials are mailed to CBI shareholders to vote on the Merger, CBI's financial advisor shall have issued its written fairness opinion that the Exchange Ratio is fair to the shareholders of CBI from a financial point of view.

         8.       CONDITIONS PRECEDENT TO IBI'S OBLIGATION

                  The obligation of IBI hereunder to close the transactions contemplated by this Agreement and the Merger Agreement is subject to the following conditions precedent (all or any of which may be waived by IBI in its sole discretion):

                  8.1 Each of the representations and warranties herein made by CBI shall be true in all material respects on the Effective Date as if made on, as of, and with respect to the Effective Date, and the agreements to be performed by CBI on or before the Effective Date shall have been so performed in all material respects. On the Effective Date, CBI shall furnish a certificate to IBI dated the Effective Date, of its Chairman of the Board or President and its Secretary, to the effect set forth in this Section 8.1.

                  8.2 On or before the Effective Date, IBI and CBI shall have received all permits, consents and approvals from all federal and state governmental agencies and boards (including, without limitation, the Department of Banking of the State of New Jersey and the Federal Reserve Board) and any applicable waiting period shall have expired.

                  8.3 A ruling shall have been obtained from the Internal Revenue Service or an opinion of counsel satisfactory to IBI shall have been received, to the effect that the transactions contemplated by this Agreement and the Merger Agreement will constitute a tax free reorganization so that no gain or loss will be recognized to CBI or IBI by reason of the Merger or to the shareholders of IBI who exchange their IBI common stock for CBI common stock (other than with respect to cash received in lieu of fractional shares). IBI agrees that it will not unreasonably withhold its approval with respect to the form and/or content of any such ruling or opinion of counsel.

                  8.4 On or before the Effective Date, CBI shall have delivered to IBI certified copies of the minutes of the meetings of the Board of Directors of CBI and, if required, the shareholders of CBI, approving this Agreement, the Merger Agreement and the transactions contemplated by this Agreement and the Merger Agreement.

                  8.5 On or before the Effective Date, there shall be no material adverse change in the business, consolidated earnings or consolidated net worth of CBI and its subsidiaries. It is understood, however, that material adverse changes caused by external market conditions affecting banks generally (e.g. changes in banking legislation and changes in interest rates) will not relieve IBI or its subsidiaries of their obligations to close.

                  8.6 The Registration Statement shall have been declared effective by the SEC; no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of CBI or IBI, shall be contemplated or threatened by the SEC.

                  8.7 CBI shall have sufficient authorized but unissued shares of CBI common stock and cash to meet all of CBI's obligations under this Agreement and the Merger Agreement.

                  8.8 No action, proceeding or material claim shall be pending to prevent consummation or seek damages by reason of the transaction contemplated by this Agreement and the Merger Agreement; no governmental authority shall be claiming that the transaction shall constitute a violation of law. Notwithstanding the foregoing, if CBI provides full indemnification to IBI and its directors and officers (in form and substance and amount reasonably satisfactory to such directors and officers and specifically providing for the advancement of expenses) with respect to an such action, proceeding or material claim brought by a non-governmental party, such action, proceeding or material claim shall not be deemed a condition precedent to IBI's obligation to close.

                  8.9 On or before the Effective Date, the shareholders of IBI shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement.

                  8.10 The shares of CBI Common Stock that will be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                  8.11 No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests.

                  8.12 IBI shall have received an opinion of Blank Rome Comisky & McCauley, reasonably acceptable to it, dated the Closing Date.

                  8.13 On or before the date on which the IBI proxy materials are mailed to IBI shareholders to vote on the Merger, IBI's financial advisor shall have issued its written fairness opinion that the Exchange Ratio is fair to the shareholders of IBI from a financial point of view.

         9.       CLOSING AND POST-CLOSING

                  9.1 Closing shall take place at the office of CBI, 1701 Route 70 East, Cherry Hill, New Jersey, commencing at 10:00 A.M. on the tenth business day immediately following the later of (i) the approval of the Merger by IBI shareholders or (ii) approval of the Merger by all regulatory authorities and the expiration of all applicable waiting periods, or such other date as is mutually agreed to by CBI and IBI provided that all conditions precedent to the obligations of IBI and CBI to close have then been met or waived. Immediately upon completion of the closing, CBI shall be telephone instruct its representative in Trenton, New Jersey to file, or shall otherwise cause the filing of, an executed Certificate of Merger with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

                  9.2 At the close of business on the last business day preceding the closing, the stock transfer books of IBI shall be closed.

         10.      EXPENSES

                  If the transactions contemplated by this Agreement and the Merger Agreement are consummated, CBI and IBI each shall pay all expenses incurred by it in connection with this Agreement, the Merger Agreement and such consummation. If the transactions contemplated by this Agreement and the Merger Agreement are not consummated each party shall pay its own expenses except that the cost of printing the Registration Statement and related Prospectus heretofore referred to shall be incurred equally by CBI and IBI and if this Agreement is terminated because of the wilful or intentional breach of any term or provision hereof, the non-breaching party shall be entitled to be reimbursed from the breaching party for all of its out-of-pocket expenses incurred in connection with this Agreement to the date of termination, including without limitation, legal, accounting and financial advisor costs and expenses. If the transactions contemplated hereby are not consummated for any reason whatsoever, nothing contained in this Section shall be deemed to preclude either party from seeking to recover damages which it incurs as a result of such non-consummation or to obtain other legal or equitable relief (including specific performance), if such non-consummation results from a wilful or intentional (but not a negligent or unintentional) breach of any term or provision of this Agreement or the Merger Agreement by the party from whom damages are or against whom such other legal or equitable relief is sought.

         11.      BROKERS, FINDERS AND FINANCIAL ADVISORS

                  Each party to this Agreement represents and warrants that such party has not dealt with any broker, finder or other person, firm or corporation performing brokerage, finder or similar services, and does not know of any person, firm or corporation asserting a brokerage, finder's or similar claim, in connection with the making or negotiation of this Agreement, the Merger Agreement or the transactions contemplated thereby. CBI acknowledges that it has received a copy of that certain retainer agreement between IBI and McConnell, Budd & Downs, Inc. ("MBD") pursuant to which MBD will act as financial advisor to IBI in connection with the Merger.

         12.      TERMINATION

                  (a) This Agreement may be terminated and the Merger abandoned (either before or after approval by the shareholders of IBI contemplated hereby and without seeking further shareholder approval) at any time prior to the Effective Date:

                         (i) by mutual written consent of the parties authorized
                  by their respective Boards of Directors;

                         (ii) by written notice from IBI to CBI or CBI to IBI,
                  as the case may be, if the Effective Date shall not have occurred by June 30, 1997;

                         (iii) by written notice from IBI to CBI, or CBI to IBI,
                  as the case may be, stating that the party giving such notice elects to terminate this Agreement and abandon the Merger, as of a stated date, which shall not be less than ten business days after the date on which such notice is given, because (a) the party receiving such notice will be unable, by June 30, 1997, to meet or satisfy one or more specified conditions precedent to the obligation of the party sending such notice to close under this Agreement and (b) the party sending such notice does not intend to waive the satisfaction of such conditions precedent;

                         (iv) in the event of termination of the Merger
                  Agreement pursuant to the terms thereof;

                         (v) By CBI, if the Board of Directors of IBI shall (i)
                  withdraw, modify or change its recommendation or approval in respect of this Agreement in a manner adverse to CBI or (ii) approve or recommend any proposal other than by CBI in respect of a takeover proposal (as defined in Section 6.5 hereof);

                         (vi) Assuming IBI shall not have contravened Section
                  6.5 hereof, by IBI to allow IBI to enter into a takeover proposal (as defined in Section 6.5 hereof);

                         (vii) By IBI if the "fair market value" of a share of
                  CBI common stock, as that term is defined in Section 6 of the Merger Agreement, is not $20.00 or above; or

                         (viii) By CBI if the "fair market value" of a share of
                  CBI common stock, as that term is defined in Section 6 of the Merger Agreement, is $33.50 or above.

         13.      SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

                  The respective representations, warranties and covenants of the parties in this Agreement shall not survive the Effective Date and shall terminate on the Effective Date, except for the covenants contained in Section
4.2 (last sentence only) and 16.3 hereof. However, such termination shall not be deemed to deprive any of the parties hereto or their subsidiaries, or any of their directors, officers or controlling persons, of any defense in law or equity which otherwise would be available against the claims of any person, including, but not limited to, any shareholder or former shareholder of the parties hereto. Prior to the Effective Date, each party shall be deemed to have relied upon each and every representation and warranty of the other party, regardless of any investigation heretofore or hereafter made by or on behalf of such party.

         14.      BENEFITS OF THIS AGREEMENT AND MERGER AGREEMENT

                  This Agreement and the Merger Agreement and the rights and obligations of CBI and IBI hereunder shall not be assigned by any party to any third party, except with the written consent of the other. This Agreement and the Merger Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement or the Merger Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement and there are no third party beneficiaries of this Agreement or the Merger Agreement. IBI agrees that to the extent necessary or appropriate to facilitate the transaction contemplated hereby, IBI will agree and consent to any change in the method of accomplishing such transaction requested by CBI so long as such change does not result in a reduction in the Exchange Ratio (as defined in the Merger Agreement) or result in a materially adverse tax or other effect to IBI's shareholders.

         15.      NOTICES

                  Any notice, request, instruction, legal process, or other instrument to be given or served hereunder by any party to another shall be deemed given or served if in writing and delivered personally or sent by facsimile or overnight express or registered or certified mail, postage prepaid, to the respective party or parties at the following addresses:

                  If to CBI:

                           Commerce Atrium
                           1701 Route 70 East
                           Cherry Hill, NJ  08034
                           Attn:  Vernon W. Hill, II

                  With a copy to:

                           Blank Rome Comisky & McCauley
                           1200 Four Penn Center Plaza
                           Philadelphia, PA  19103
                           Attn:  Lawrence R. Wiseman, Esquire

                  If to IBI:

                           1100 Lake Street
                           Ramsey, NJ  07446
                           Attn:  James R. Napolitano

                  With copies to:

                           McCarter & English
                           Four Gateway Center
                           100 Mulberry Street
                           Newark, NJ  07102-4096
                           Attn:  Robert A. Schwartz, Esquire

and to such other address or addresses as either party may designate to the other by like notice as set forth above.

         16.      MISCELLANEOUS

                  16.1 As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

                         (i) "contracts and other agreements" means and includes
                  all contracts, agreements, indentures, leases, franchises, licenses, commitments or legally binding arrangements, express or implied, written or oral;

                         (ii) "lien or other encumbrance" means and includes any
                  lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement or any other encumbrance whatsoever;

                         (iii) "person' means a natural person, corporation,
                  partnership, sole proprietorship, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government (and any branch or subdivision thereof), government agency, cooperative or other entity.

                         (iv) "subsidiaries" means when used with respect to a
                  party to this Agreement any corporation 50% or more of whose outstanding stock is either directly or indirectly (through one or more other subsidiaries) owned by such party.

                         (v) "Rights" means any warrants, options, rights,
                  convertible securities or other arrangements or commitments which obligates an entity to issue or dispose of its equity securities.

                         (vi) "business day" means any day on which regular
                  trading of securities occurs on the "NYSE" and "NASDAQ".

                         (vii) "Option Agreement" means the Option Agreement
                  between CBI and IBI of even date herewith in the form attached hereto as Exhibit "B".

                  16.2 IBI and CBI will each cause its respective subsidiaries to abide by its respective obligations under this Agreement.

                  16.3 Subsequent to the Effective Date, the Board of Directors of CBI shall reserve the right to withhold the payment of dividends on its common stock from any former shareholder of IBI who fails to exchange certificates representing the shares of IBI common stock for certificates representing the shares of CBI common stock in accordance with the Merger Agreement within a reasonable period of time after such shareholders have been advised by the Board of Directors of CBI of its determination that the exchange is in the best interests of CBI. Such shareholders shall retain the right to be paid any such withheld dividends, without interest, upon presentation of their IBI certificates for exchange or, in the event such IBI certificates are lost of destroyed, an affidavit of lost certificate acceptable to CBI.

                  16.4 IBI and CBI shall use their best efforts to have all publicity, press releases and other announcements relating to this Agreement, the Merger Agreement or the transactions contemplated thereby reviewed in advance by both CBI and IBI.

                  16.5 This Agreement and the Merger Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby, supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

                  16.6 Any party to this Agreement may, at any time prior to the Effective Date, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement binding on the other party or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement. No amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. IBI's Board of Directors may authorize the amendment or supplementation of this Agreement or the Merger Agreement or waiver of any provision hereof or thereof, either before or after the approval of IBI's shareholders provided in Section 5 hereof (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not result in the reduction of the Exchange Ratio (as defined in the Merger Agreement) or result in a materially adverse tax or other effect to IBI's shareholders.

                  16.7 This Agreement has been executed in the State of New Jersey and shall be construed in accordance with the laws of the State of New Jersey. This Agreement may be executed in any number of copies, each of which shall be deemed an original, and all of which together, shall be deemed one and the same instrument.

         IN WITNESS WHEREOF, pursuant to authority duly given by the respective Boards of Directors of CBI and IBI, this Agreement has been signed on behalf of said corporations by their respective Chairmen of the Boards, Presidents or Vice Presidents, as the case may be, under their respective corporate seals, and attested by their respective Secretaries or Assistant Secretaries, as the case may be, all on the day, month and year first written above. The signature of a Secretary or Assistant Secretary of a corporate entity is intended not only as an execution hereof, but also is a certification that such corporation's board of directors has duly authorized the execution and delivery of this Agreement.

                                         COMMERCE BANCORP, INC.


                                         By:    /s/ Vernon W. Hill, II
                                              ---------------------------------
                                                  Vernon W. Hill, II, Chairman


                                         INDEPENDENCE BANCORP, INC.


                                         By:    /s/ James R. Napolitano
                                              ---------------------------------
                                                  James R. Napolitano, Chairman

                                                                         Annex B

                          AGREEMENT AND PLAN OF MERGER


        THIS AGREEMENT made this 15th day of October 1996 by and between INDEPENDENCE BANCORP, INC. ("IBI"), a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and COMMERCE BANCORP, INC. ("CBI"), a New Jersey business corporation registered as a bank holding company under the Holding Company Act (IBI and CBI sometimes collectively referred to as the "Constituent Corporations").

                                   BACKGROUND

        CBI and IBI have entered into an Agreement and Plan of Reorganization of even date herewith (the "Plan"), which contemplates the merger of IBI with and into CBI (the "Merger") in accordance with the terms and conditions of this Merger Agreement.

        NOW THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, and subject to the satisfaction of the terms and conditions set forth herein and in the Plan, intending to be legally bound hereby, IBI and CBI do hereby agree as follows:

                                    SECTION 1

        On the Effective Date of the Merger, as hereinafter defined, IBI shall be merged with and into CBI under and pursuant to Chapter 10 of the New Jersey Business Corporation Act, as amended ("BCA").

                                    SECTION 2

        CBI shall be the surviving corporation (hereinafter referred to as the "Surviving Corporation"), and the name of the Surviving Corporation shall be "Commerce Bancorp, Inc."

                                    SECTION 3

        On the Effective Date of the Merger:

        (a) For all purposes the separate existence of IBI shall cease. IBI shall be merged with and into CBI, the Surviving Corporation, and the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges and powers, of a public as well as of a private nature, and all property (real, personal and mixed), and franchises of each of the Constituent Corporations.

        (b) All debts due on whatever account to any of the Constituent Corporations including subscriptions to shares and other chooses in action belonging to any of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.

        (c) The Surviving Corporation shall thenceforth shall be responsible for all the liabilities and obligations of each of the Constituent Corporations, but the liabilities of the Constituent Corporations, or of their shareholders, directors, or officers, shall not be affected; nor shall the rights of the creditors thereof, or of any persons dealing with the Constituent Corporations, or any liens upon the property of the Constituent Corporations, be impaired by the Merger; and any claim existing or action or proceeding pending by or against any of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be proceeded against or substituted in its place.

        (d) Any taxes, penalties and public accounts of the State of New Jersey claimed against any of the Constituent Corporations, but not settled, assessed or determined prior to the Merger shall be settled, assessed or determined against the Surviving Corporation and, together with interest thereon, shall be a lien against the franchises and property, both real and personal, of the Surviving Corporation.

        If at any time the Surviving Corporation shall consider or be advised that any further assignment or assurances in law, or any things are necessary or desirable to vest in the Surviving Corporation, according to the terms hereof, the title of any property or rights of IBI, the last acting officers and directors of IBI, or the corresponding officers and directors of the Surviving Corporation, as the case may be, then shall and will execute and make all such property assignments and assurances, and do all things necessary or proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Merger Agreement.

                                    SECTION 4

        (a) On the Effective Date, the Articles of Incorporation and By-laws of CBI, as in effect immediately prior to the Effective Date, shall become the Articles of Incorporation and By-laws of the Surviving Corporation (whose name shall remain Commerce Bancorp, Inc.), until duly amended in accordance with law.

        (b) On the Effective Date, the then Board of Directors of CBI shall serve as the Board of Directors of the Surviving Corporation until such time as their successors have been elected and qualified.

        (c) On the Effective Date, the persons who are executive or other offices of CBI shall serve as officers of the Surviving Corporation until such time as the Board of Directors of the Surviving Corporation shall otherwise determine.

                                    SECTION 5

        On the Effective Date:

        (a) The shares of CBI Common Stock and Preferred Stock then issued or outstanding (or held in Treasury) shall by virtue of the Merger and without any action on the part of the holder thereof, be automatically converted into and become the same number of shares of Common Stock and Preferred Stock of the Surviving Corporation. From and after the Effective Date, each certificate which, prior to the Effective Date, represented shares of CBI, shall evidence ownership of shares of the Surviving Corporation on the basis hereinbefore set forth. Each share of Common Stock and Preferred Stock of the Surviving Corporation issued pursuant to this Section shall be fully paid and non-assessable.

        (b) Each share of IBI Common Stock then issued and outstanding immediately prior to the Effective Date (except as provided in Subsection (d)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically converted into and become .935 fully paid and non-assessable shares of the common stock, par value $1.5625 per share, of CBI ("CBI Common Stock"), subject to adjustment as set forth in Section 5(f) hereof, (hereinafter the "Exchange Ratio"). From and after the Effective Date, each certificate which, prior to the Effective Date, represented shares of IBI Common Stock, shall evidence ownership of shares of CBI Common Stock on the basis hereinbefore set forth.

        (c) No fractional shares of CBI Common Stock shall be issued as a result of the Merger. In lieu of the issuance of fractional shares, cash adjustments will be paid to the shareholders of IBI in respect of any fraction of a share of CBI Common Stock which would otherwise be issuable under this Merger Agreement. Such cash adjustment shall be equal to an amount determined by multiplying such fraction by a number derived by multiplying the Exchange Ratio by the fair market value of CBI Common Stock (as that term defined in Section 6 hereof).

        (d) Each issued, but not outstanding share of IBI Common Stock held as a treasury share by IBI or owned beneficially by any subsidiary of IBI other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of IBI Common Stock owned by CBI or owned beneficially by any subsidiary of CBI other than in a fiduciary capacity or in connection with a debt previously contracted at the Effective Date of the Merger, if any, shall thereupon and without more be cancelled and retired and cease to exist and no cash, stock or other property shall be delivered in exchange therefor.

        (e) Each share of IBI Preferred Stock then issued and outstanding prior to the Effective Date shall thereupon and without more be cancelled and retired and cease to exist and no cash, stock or other property shall be delivered in exchange therefor.

        (f) If prior to the Effective Date, CBI shall issued to holders of CBI Common Stock any shares of CBI Common Stock as a stock dividend, shall subdivide the number of outstanding shares of CBI Common Stock into a greater number of shares or shall contract the number of outstanding shares, then, in any such case, the number of shares of CBI Common Stock into which shares of IBI Common Stock are automatically convertible into as set forth in Section 5(b) hereof shall be adjusted proportionately. For purposes of this Section of this Merger Agreement, a dividend, subdivision or contraction shall be deemed to have become final at the close of business on the record date fixed for determining stockholders entitled to receive such dividend, or whose shares are to be affected by such subdivision or contraction; provided, however, that in the event that after such record date, but not before payment of such dividend or before such subdivision or contraction became effective, CBI shall legally abandon its plan to pay such dividend, or to effect such subdivision or contraction, the number of shares of CBI Common Stock issuable on the Effective Date of the Merger, if adjusted as hereinabove provided, shall forthwith be readjusted to the number of shares of CBI Common Stock issuable upon the Effective Date of the Merger which would have been in effect had such dividend, subdivision or contraction never been declared.

        (g) At or prior to the Effective Date, CBI shall designate its Transfer Agent to act as exchange agent to receive from the holders thereof, certificates which immediately prior to the Effective Date represented IBI Common Stock and to exchange such certificates for certificates of CBI Common Stock and cash as hereinbefore provided.

        (h) Promptly after the Effective Date, the exchange agent shall mail to each record holder, as of the Effective Date, of an outstanding certificate or certificates, which prior to the Effective Date represented shares of IBI Common Stock, a letter of transmittal (which shall specify how delivery shall be effected, and that risk of loss and title to such certificate or certificates shall pass only upon proper delivery of such certificate or certificates, together with a properly executed letter of transmittal, to the exchange agent at its address stated therein), and instructions for use in effecting the surrender of such certificate or certificates for exchange therefor. Upon surrender to the exchange agent of such certificate or certificates, together with such letter of transmittal, properly executed, the exchange agent shall exchange such certificate or certificates for shares of CBI Common Stock and pay to such record holder any payment due for a fractional share of CBI Common Stock as heretofore provided. Until so surrendered, each outstanding certificate or certificates, which prior to the Effective Date represented shares of IBI Common Stock shall be deemed for all purposes to evidence ownership of the number of shares of CBI Common Stock, and the right to receive payment for any fractional share of CBI Common Stock into which the shares represented by such certificate or certificates have been changed or converted as aforesaid.

                                    SECTION 6



         (a) From and after the Effective Date, all employee and director stock options to purchase shares of IBI Common Stock (each, an "IBI Stock Option"), which are then outstanding and unexercised, shall be automatically converted into and become options to purchase shares of CBI Common Stock, and CBI shall assume each such IBI Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such IBI Stock Option assumed by CBI may be exercised solely to purchase shares of CBI Common Stock, (ii) the number of shares of CBI Common Stock purchasable upon exercise of such IBI Stock Option shall be equal to the number of shares of IBI Common Stock that were purchasable under such IBI Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interests that otherwise would be purchasable, and (iii) the per share exercise price under each such IBI Stock Option shall be adjusted by dividing the per share exercise price of each such IBI Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each IBI Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to CBI Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner which is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"), as to any IBI Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code).

         (b) The "fair market value" with respect to a share of CBI Common Stock on the Effective Date shall be the average closing price of such Common Stock in the New York Stock Exchange Composite Transactions List (as reported by The Wall Street Journal or other authoritative source) on the first ten trading days of the fifteen trading days immediately preceding the Effective Date of the Merger.


                                    SECTION 7

        (a) The obligations of the parties hereto to effect the Merger shall be subject to all of the terms and conditions contained in the Plan.

        (b) This Merger Agreement may be terminated and the Merger abandoned by the mutual written consent of the Boards of Directors of the parties hereto prior to, or after the approval of the shareholders of the parties. If the Plan is terminated pursuant to the terms thereof, then this Merger Agreement shall terminate simultaneously, and the Merger shall be abandoned without further action by the parties hereto.

                                    SECTION 8

        The Merger shall become effective (the "Effective Date") at the date and time at which executed Certificate of Merger are duly filed with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

                                    SECTION 9

        (a) Any party to this Merger Agreement may, at any time prior to the Effective Date, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Merger Agreement, or agree to an amendment or modification to this Merger Agreement by an agreement in writing executed in the same manner (but no necessarily by the same persons) as this Merger Agreement. No amendment, modification or waiver of this Merger Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Merger Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. IBI's Board of Directors may authorize the amendment or supplementation of this Merger Agreement or waiver of any provision hereof, either before or after the approval of IBI's shareholders provided in Section 5 of the Plan (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not result in the reduction of the Exchange Ratio, or result in an adverse tax or other effect to IBI's shareholders.

        (b) Nothing expressed or implied in this Merger Agreement is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Merger Agreement, and there are no third-party beneficiaries of this Merger Agreement.

        (c) No party hereto shall assign this Merger Agreement, or any part hereof without the prior written consent of the other parties. Except as otherwise provided herein, this Merger Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

        (d) This Merger Agreement and the Plan constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein or therein.

        (e) This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        (f) This Merger Agreement shall be governed by the laws of the State of New Jersey applicable to contracts executed in and to be performed exclusively within the State of New Jersey, regardless of where it is executed.

        WITNESS the signatures and seals of the Constituent Corporations on the day and year first above written, each hereunto set by its duly authorized officers and attested by its Secretary or Assistant Secretary, pursuant to a resolution of the Board of Directors.

                                        COMMERCE BANCORP, INC.



                                        By:  /s/ Vernon W. Hill, II
                                           -----------------------------------
                                                Vernon W. Hill, II, Chairman


                                        INDEPENDENCE BANCORP, INC.



                                        By:  /s/ James R. Napolitano
                                           -----------------------------------
                                                James R. Napolitano, Chairman

                                                                         Annex C

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT ("Option Agreement") dated as of October 15, 1996, between INDEPENDENCE BANCORP, INC. ("IBI"), a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and COMMERCE BANCORP, INC. ("CBI"), a New Jersey business corporation registered as a bank holding company under the Holding Company Act.

                                   WITNESSETH

         WHEREAS, the Boards of Directors of IBI and CBI have approved an Agreement and Plan of Reorganization ("Reorganization Agreement") and have adopted a related Agreement and Plan of Merger each dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for certain transactions pursuant to which IBI would be merged with and into CBI;

         WHEREAS, as a condition to CBI's entry into the Merger Agreements and to induce such entry, IBI has agreed to grant to CBI the option set forth herein to purchase authorized but unissued shares of IBI Common Stock;

         NOW, THEREFORE, in consideration of the premises herein contained and intending to be legally bound hereby, the parties hereto agree as follows:

1.       Definitions.

         Capitalized terms defined in the Merger Agreements and used herein shall have the same meanings as in the Merger Agreements.

2.       Grant of Option.

         Subject to the terms and conditions set forth herein, IBI hereby grants to CBI an option ("Option") to purchase up to 564,910 shares of IBI Common Stock, at a price of $21.00 per share payable in cash as provided in Section 4 hereof; provided, however, that in the event IBI issues or agrees to issue any shares of IBI Common Stock in breach of its obligations under the Merger Agreements at a price less than $21.00 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of IBI Common Stock subject to the Option shall be reduced to such lesser number, if any, as may from time-to-time be necessary, but only for so long as may be necessary, to cause CBI not to become an interested stockholder for purposes of the New Jersey Shareholders Protection Act.

3.       Exercise of Option

         (a) CBI may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date of the Merger or (ii) termination of the Merger Agreements in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by IBI of any covenant contained therein) or (iii) twelve months after termination of the Merger Agreements if such termination follows the occurrence of a Purchase Event or is due to a willful breach by IBI of any covenant contained therein; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

         (b) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                   (i) IBI or any IBI subsidiary, without having received CBI's prior written consent, shall have entered into an agreement (including without limitation a letter of intent or similar-type document) with any person (other than CBI or any CBI subsidiary) to (x) merge or consolidate, or enter into any similar transaction, with IBI or any IBI subsidiary, (y) purchase, lease or otherwise acquire all or substantially all of the assets of IBI or any IBI subsidiary or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of IBI or any IBI subsidiary; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only IBI, IBI's Employee Stock Ownership Plan ("ESOP") and one or more of its subsidiaries or involving only any two or more of such subsidiaries, be deemed to be a Purchase Event, provided any such transaction is not entered into in violation of the terms of the Merger Agreements;

                   (ii) any person (other than IBI, any IBI subsidiary, the IBI subsidiaries in a fiduciary capacity, the ESOP, CBI, affiliates of CBI or subsidiaries of CBI in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of IBI Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

                   (iii) any person (other than IBI, any IBI subsidiary, the ESOP, CBI or any CBI affiliate) (x) shall have made a bona fide proposal to IBI by public announcement or written communication that is or becomes the subject of public disclosure to acquire IBI or any IBI subsidiary by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of IBI Common Stock such that upon consummation of such offer such person would own or control 10% or more of the outstanding shares of IBI Common Stock, or (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause (i) or (ii) above, and thereafter the holders of IBI Common Stock shall have not approved the Merger Agreements and the transactions contemplated thereby at the meeting of such stockholders held for such purpose or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements; or

                   (iv) IBI or any IBI subsidiary shall have breached any of its obligations under the Merger Agreements.

If more than one of the transactions giving rise to a Purchase Event under this
Section 3(b) is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned. As used in this Option Agreement, "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         (c) In the event CBI wishes to exercise the Option, it shall send to IBI a written notice, (the date of which being herein referred to as "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase ("Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, CBI shall promptly file (with the full cooperation and assistance of IBI) the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed. Notwithstanding the foregoing, the obligation of IBI to issue shares upon exercise of the Option and/or repurchase the Option as set forth in Section 7 hereof shall be deferred (but shall not terminate) (i) until the receipt of all required governmental or regulatory approvals or consents necessary for IBI to issue the shares (or repurchase the Option), or CBI to exercise the Option, or until the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the shares (or repurchase of the Option), and, in each case, notwithstanding any provision to the contrary set forth herein, the Option (and obligation to repurchase the Option) shall not expire or otherwise terminate.

         (d) IBI shall notify CBI promptly in writing of the occurrence of any Purchase Event known to it, it being understood that the giving of such notice by IBI shall not be a condition to the right of CBI to exercise the Option. IBI will not take any action which would have the effect of preventing or disabling IBI from delivering the shares to CBI upon exercise of the Option or otherwise performing its obligations under this Option Agreement.

4.        Payment and Delivery of Certificates.

         (a) At the closing referred to in Section 3 hereof, CBI shall pay to IBI the aggregate purchase price for the shares of IBI Common Stock purchased pursuant to the exercise of the option in immediately available funds by a wire transfer to a bank account designated by IBI.

         (b) At such closing, simultaneously with the delivery of cash as provided in subsection (a), IBI shall deliver to CBI a certificate or certificates representing the number of shares of IBI Common Stock purchased by CBI, and CBI shall deliver to IBI a letter agreeing that CBI will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

         (c) Certificates for IBI Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Independence Bancorp, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Independence Bancorp, Inc. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Independence Bancorp, Inc. of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if CBI shall have delivered to IBI a copy of a letter from the Staff of the Commission, or an opinion of counsel, in form and substance satisfactory to IBI, to the effect that such legend is not required for purposes of the Securities Act.

5.       Representations.

         IBI hereby represents, warrants and covenants to CBI as follows:

         (a) IBI shall at all times maintain sufficient authorized but unissued shares of IBI Common Stock so that the Option may be exercised without authorization of additional shares of IBI Common Stock.

         (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         (c) IBI has full corporate power and authority to execute, deliver and perform this Option Agreement and all corporate action necessary for execution, delivery and performance of this Option Agreement has been duly taken by IBI. This Option Agreement constitutes a legal, valid and binding obligation of IBI, enforceable against IBI in accordance with its terms.

6.       Adjustment Upon Changes in Capitalization.

         In the event of any change in IBI Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of IBI Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of IBI Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of IBI Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize IBI to breach any provision of the Merger Agreements.

7.       Repurchase of Option.

         (a) Upon the occurrence of a Purchase Event, at the request of CBI, delivered within 60 days of such occurrence, IBI shall repurchase the Option from CBI at a price (the "Option Repurchase Price") equal to the amount by which the market/offer price (as defined below) exceeds the exercise price, multiplied by the number of shares for which this Option may then be exercised. The term "market/offer price" shall mean the highest of (i) the price per share of IBI Common Stock at which a tender offer or exchange offer therefor has been made,
(ii) the price per share of IBI Common Stock to be paid by any third party pursuant to an agreement with IBI, or (iii) in the event of a sale of all or substantially all of IBI's and any IBI subsidiary's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of IBI as determined by an investment banking firm selected by CBI, divided by the number of shares of IBI Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by an investment banking firm selected by CBI.

         (b) CBI may exercise its right to require IBI to repurchase the Option pursuant hereto by surrendering for such purpose to IBI, at its principal office, a copy of this Option Agreement, accompanied by a written notice or notices stating that CBI elects to require IBI to repurchase this Option in accordance with the provisions hereof. As promptly as practicable, and in any event within five business days after the surrender of the Option and the receipt of such notice or notices relating thereto, IBI shall deliver or cause to be delivered to CBI the Option Repurchase Price thereof.

8.       Filings and Consents.

         Each of CBI and IBI will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Option Agreement.

9.       Registration Rights.

         IBI shall, if requested by CBI, as expeditiously as possible following the occurrence of a Purchase Event and prior to the second anniversary thereof, file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of IBI Common Stock that have been acquired upon exercise of the option in accordance with the intended method of sale or other disposition requested by CBI. CBI shall provide all information reasonably requested by IBI for inclusion in any registration statement to be filed hereunder. IBI will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions by CBI. The obligations of IBI hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of IBI shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of non-public information that would materially and adversely affect IBI. The first registration effected under this Section 9 shall be at IBI's expense except for underwriting commissions and the fees and disbursements of CBI's counsel attributable to the registration of such IBI Common Stock. A second registration may be requested hereunder at CBI's expense. In no event shall IBI be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by IBI of IBI Common Stock. If requested by CBI, in connection with any such registration, IBI will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included by an issuing company in such underwriting agreements between an underwriter and selling shareholder. Upon receiving any request from CBI or assignee thereof under this Section 9, IBI agrees to send a copy thereof to CBI and to any assignee thereof known to IBI, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

10.      Severability.

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the option will not permit the holder to acquire the full number of shares of IBI Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of IBI to allow the holder to acquire or to require IBI to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

11.      Miscellaneous.

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred and be continuing CBI may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 30 days following the date on which the Federal Reserve Board approves an application by CBI under the Holding Company Act to acquire the shares of IBI Common Stock subject to the Option, CBI may not assign its rights under the option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 5% of the voting shares of IBI, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on CBI's behalf, or (iv) any other manner approved by the Federal Reserve Board.

         (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement. A party may change its address for notice purposes by written notice to the other party hereto.

         (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                        COMMERCE BANCORP, INC.


                                        By:   /s/ Vernon W. Hill, II
                                           ------------------------------------
                                                 Vernon W. Hill, II, Chairman


                                        INDEPENDENCE BANCORP, INC.


                                        By:   /s/ James R. Napolitano
                                           ------------------------------------
                                                 James R. Napolitano, Chairman

                                                                         Annex D
                        McCONNELL, BUDD & DOWNES, INC.

                                365 SOUTH STREET
                          MORRISTOWN, NEW JERSEY 07960
                                  201-538-7800
                                FAX: 201-538-0522



                                                               November 22, 1996

The Board of Directors
Independence Bancorp, Inc.
1100 Lake Street
Ramsey, New Jersey 07446


Members of the Board:

         You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.667 per share (the "IBNJ Common Stock") of Independence Bancorp, Inc. ("IBNJ"), of the consideration to be received for each issued and outstanding share of IBNJ Common Stock in the merger (the "Merger") of IBNJ with and into Commerce Bancorp, Inc. ("CBH") pursuant to the Agreement and Plan of Merger dated October 15, 1996 (the "Agreement") between CBH and IBNJ. As is more specifically set forth in the Agreement, pursuant to the Merger, each issued and outstanding share of IBNJ Common Stock will be converted into the right to receive .935 shares of CBH Common Stock. Shareholders are urged to carefully read the Proxy Statement/Prospectus in its entirety.

         McConnell, Budd & Downes, Inc., as part of its investment banking business is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, market making as a NASD market maker, secondary distributions of listed securities, private placements and valuations for corporate, estate and other purposes. We have acted as financial advisor to IBNJ on a contractual basis since October 4, 1996. Advice and assistance to IBNJ in connection with the process and negotiations leading up to the Merger with CBH were part of the contractual relationship and involved our attendance at numerous meetings with management and five separate meetings of the Board of Directors. In the course of our

McCONNELL, BUDD & DOWNES, INC.

role as financial advisor to IBNJ in conjunction with the Merger we have received fees for our services and will receive additional fees contingent on certain occurrences. While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length mergers and other business combination transactions upon consummation of such transactions, as is the case with the Merger, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of this Merger. We will receive a fee for rendering this opinion. In the ordinary course of our business, we may from time to time trade the equity securities of IBNJ or CBH for our own account, for the accounts of our customers and for the accounts of individual employees of McConnell, Budd & Downes, Inc. Accordingly we may from time to time hold a long or short position in the equity securities of IBNJ or CBH. McConnell, Budd & Downes, Inc. also covers IBNJ and CBH in certain of its equity research products.

         In arriving at our opinion, we have reviewed the Proxy Statement/Prospectus in substantially the form to be mailed to shareholders, publicly available business, financial and shareholder information relating to IBNJ and its subsidiaries and certain publicly available financial information relating to CBH. We have also made a detailed review of the Agreement. In addition, we have reviewed certain other information, including internal reports and documents from both IBNJ and CBH and certain management-prepared financial information provided to us by both IBNJ and CBH. We have also met with and had discussions with members of the senior management of both IBNJ and CBH to discuss their past and current business operations, current financial condition and future prospects. In addition, we have reviewed the regulatory report Form 10-Q for both IBNJ and CBH for the interim periods ended March 31, 1996, June 30, 1996 and September 30, 1996. We have reviewed the Annual Report to Shareholders for both IBNJ and CBH for the year ending 1995 and 1994. We have reviewed and studied the historical stock prices and trading volumes of the common stock of both IBNJ and CBH as well as the terms and material conditions of a number of recent acquisition transactions involving publicly traded banking institutions which may be deemed to be comparable to the proposed acquisition of IBNJ by CBH. We have also conducted such other studies, analyses and investigations as we deem appropriate under the circumstances surrounding the proposed transaction.

McCONNELL, BUDD & DOWNES, INC.

         In the course of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by IBNJ and CBH or otherwise publicly obtainable. In reaching our opinion, we have not performed or obtained from any other source, any independent appraisals of the assets of IBNJ or CBH. We have also relied on the management of both IBNJ and CBH as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

         In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the Merger, we assume that no conditions will be imposed by any regulatory agency in connection with its approval of the Merger that will have a material adverse effect on the amount or form of consideration or on the results of operations, the financial condition or the prospects of CBH.

         Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the consideration to be received of .935 shares of CBH Common Stock pursuant to the Merger is fair to the holders of IBNJ Common Stock, $1.667 par value, from a financial point of view.

                                          Very truly yours,

                                          /s/ McConnell, Budd & Downes, Inc.
                                          ----------------------------------
                                          McConnell, Budd & Downes, Inc.

                                                                         Annex E


                                                            Riverfront Plaza
Wheat First                                                 901 East Byrd Street
Butcher Singer                                              Richmond, VA 23219
Serving Investors Since 1934                                (804) 649-2311



November 22, 1996

Board of Directors
Commerce Bancorp, Inc.
Commerce Atrium
1701 Route 70 East
Cherry Hill, New Jersey 08034-5400

Members of the Board:

         Commerce Bancorp, Inc. ("Commerce") and Independence Bancorp, Inc. ("Independence") have entered into an Agreement and a Plan of Reorganization, dated as of October 15, 1996 (the "Agreement"), pursuant to which Independence will combine with Commerce by means of the merger (the "Merger") of Independence with and into Commerce. Upon consummation of the Merger, each of the outstanding shares of the $1.667 par value common stock of Independence ("Independence Stock") will be converted into 0.935 of a share of the $1.5625 par value common stock of Commerce ("Commerce Stock"), as adjusted in accordance with the terms of the Agreement (the "Exchange Ratio").

         Wheat, First Securities, Inc. ("Wheat First") as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Commerce or Independence for our own account or for the accounts of our customers. Wheat First will also receive a fee from Commerce for rendering this opinion.

         You have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Commerce Stock.

         In arriving at the opinion set forth below, we have conducted discussions with members of senior management of Commerce and Independence concerning their businesses and prospects and have reviewed certain publicly available business and financial information and certain other information prepared or provided to us in connection with the Merger, including, among other things, the following:

     (1) Commerce's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1995;

     (2) Commerce's Quarterly Reports on Form 10-Q and related financial information for the periods ended June 30, 1996, and March 31, 1996;



                  Wheat First Butcher Singer is a trademark of Wheat, First Securities, Inc., Member New York Stock Exchange

     (3) Independence's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the three fiscal years ended December 31, 1995;

     (4) Independence's Quarterly Reports on Form 10-Q and related financial information for the periods ended June 30, 1996, and March 31, 1996;

     (5)  Independence's Prospectus dated July 19, 1996;

     (6) Certain publicly available information with respect to historical market prices and trading activities for Commerce Stock and Independence Stock and for certain publicly traded financial institutions which Wheat First deemed relevant;

     (7) Certain publicly available information with respect to banking companies and the financial terms of certain other mergers and acquisitions which Wheat First deemed relevant;

     (8)  The Merger Agreement;

     (9) The Registration Statement on Form S-4 of Commerce, including the Joint Proxy Statement/Prospectus;

     (10) Certain estimates of the cost savings, revenue enhancements and divestitures projected by Commerce and Independence for the combined company;

     (11) Other financial information concerning the businesses and operations of Commerce and Independence, including certain audited financial information and certain internal financial analyses and forecasts for Commerce and Independence prepared by the senior management of these companies; and

     (12) Such financial studies, analyses, inquiries and other matters as we deemed necessary.

         In preparing our opinion, we have relied on and assumed the accuracy and completeness of all information provided to us or publicly available, including the representations and warranties of Commerce and Independence included in the Agreement, and we have not assumed any responsibility for independent verification of such information. We have relied upon the managements of Commerce and Independence as to the reasonableness and achievability of their financial and operational forecasts and projections, including the estimates of cost savings and revenue enhancements expected to result from the Merger, and the assumptions and bases therefor provided to us, and, with your consent, we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses and other contingencies for Commerce and Independence are adequate to cover such losses. Wheat First did not review any individual credit files of Commerce or Independence, nor did it make an independent evaluation or appraisal of the assets or liabilities of Commerce or Independence. We also assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, on a pro forma basis, to Commerce.

         Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after that date could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment on any events occurring after the date hereof. Wheat First's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Commerce Stock and does not address any other aspect of the Merger or constitute a recommendation to any shareholder of Commerce as to how such shareholder should vote with respect to the Merger, and it is understood that this letter is solely for the information of the Board of Directors of Commerce. Wheat First's opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Commerce, nor does it address the effect of any other business combination in which Commerce might engage.

         It is understood that this opinion may be included in its entirety in the Joint Proxy Statement/Prospectus. This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

         On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of Commerce Stock.

                                         Very truly yours,

                                         /s/ Wheat, First Securities, Inc.
                                         -------------------------------------
                                         WHEAT, FIRST SECURITIES, INC.



                                      -3-